EXHIBIT 99.3

                                [GRAPHIC OMITTED]

                             Fresenius Medical Care



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                            Fresenius Medical Care AG

                        Transformation of the Legal Form
                   into a Partnership Limited by Shares (KGaA)

                Report on Transformation by the Management Board


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                                Important Notice:
                                -----------------

This transformation report is neither an offer to sell voting bearer ordinary shares nor an invitation to make the Company an offer to buy voting bearer ordinary shares. Such an offer requires special publication as the case may be, and, in so far as required by national law, a separate prospectus. This transformation report is not an offer to sell securities in the United States of America (USA). Securities may be sold or offered for purchase in the USA only with prior registration or without prior registration only on the basis of an exception provided.

This transformation report is neither an offer to sell voting ordinary limited partner shares or non-voting preference limited partner shares nor an invitation to make the Company an offer to buy voting limited partner ordinary shares or non-voting limited partner preference shares. Such an offer requires special publication as the case may be, and, in so far as required by national law, a separate prospectus. This transformation report is not an offer to sell securities in the USA. Securities may be sold or offered for purchase in the USA only with prior registration or without prior registration only on the basis of an exception provided.

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                                Table of Contents

1.     Introduction...................................................................................7

2.     Fresenius Medical Care AG.....................................................................10
     2.1    General Information on Fresenius Medical Care AG.........................................10
     2.2    History and Development..................................................................10
     2.3    Business Activities of Fresenius Medical Care............................................10
         2.3.1       Overview of the Dialysis Industry...............................................11
         2.3.2       The Strategy of Fresenius Medical Care..........................................13
         2.3.3       Dialysis Services...............................................................13
         2.3.4       Dialysis Products...............................................................14
     2.4    Organs...................................................................................16
     2.5    Capital..................................................................................17
         2.5.1       General.........................................................................17
         2.5.2       Authorized Capital..............................................................17
         2.5.3       Conditional Capital.............................................................18
         2.5.4       Description of Pooling Agreements...............................................19
     2.6    Group Structure and Participations.......................................................20
         2.6.1       Group Structure.................................................................21
         2.6.2       Shareholder Structure...........................................................21

3.     Fresenius Medical Care AG in the Fresenius Group..............................................22
     3.1    Overview of Fresenius AG.................................................................22
         3.1.1       Business Areas of Fresenius.....................................................22
         3.1.2       Combination of the Business Areas...............................................23
     3.2    Significant Business Connections of FMC AG to Fresenius AG...............................23

4.     Overview of the entire Transaction and the Financial and Legal Grounds for the Conversion
       of Preference Shares into Ordinary Shares and for the Transformation of Legal Form............26
     4.1    Conversion of Preference into Ordinary Shares............................................26
         4.1.1       Description of Preference and Ordinary Shares...................................26
         4.1.2       Conversion Process..............................................................28
         4.1.3       Reasons for the Conversion of Preference Shares
                     into Ordinary Shares............................................................29
         4.1.4       Amendments to the Articles of Association
                     Arising from the Conversion.....................................................32
     4.2    Transformation of Legal Form to a Partnership Limited by Shares..........................32
         4.2.1       Interests of Fresenius AG.......................................................32
         4.2.2       Interests of Outside Shareholders...............................................33
         4.2.3       Effect of the Transformation of Legal Form
                     on the Stock Exchange Price.....................................................34

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
         4.2.4       Advantages of the Entire Transaction for the Company
                     and its Shareholders............................................................34
     4.3    The Costs of the Transformation of Legal Form............................................36

5.     The Method of Transformation of Legal Form and Explanation of the
       Relevant Resolution...........................................................................38
     5.1    Transformation Procedure.................................................................38
     5.2    Significant Legal Steps in the Transformation............................................38
     5.3    Explanation of the Transformation Resolution.............................................39
         5.3.1       Transformation into Partnership Limited
                     by Shares (Kommanditgesellschaft auf Aktien.....................................39
         5.3.2       The Name of the Entity in its new Legal Form....................................40
         5.3.3       Participation of the Shareholders in the Entity in its new Legal Form...........40
         5.3.4       Entry of the General Partner
                     Fresenius Medical Care Management AG............................................41
         5.3.5       Special Rights..................................................................41
         5.3.6       Approval of the new Articles of Association of
                     Fresenius Medical Care AG & Co. KGaA............................................42
         5.3.7       No Offer of Compensation to the Shareholders....................................43
         5.3.8       Consequences of the Transformation of Legal Form for
                     the Employees and their Representation..........................................43
     5.4.   Supervisory Board of the Entity in its New Legal Form....................................44
     5.5    Appointment of the Auditors of the Entity in its new Legal Form..........................45
     5.6    Reasons for the Transformation of Legal Form and Alternatives............................45

6.     Operative, Accountancy, Financial and Taxation Effects........................................48
     6.1    Operative and Financial Effects..........................................................48
     6.2    Accountancy and Finance Effects..........................................................48
         6.2.1.      Conversion of the Preference Shares into Ordinary Shares........................48
         6.2.2       Transformation of Legal Form....................................................48
     6.3    Taxation Effects for the Company.........................................................49
         6.3.1       Conversion of the Preference Shares into Ordinary Shares........................49
         6.3.2       Transformation of Legal Form....................................................49
     6.4    Taxation Effects for the Shareholders....................................................49
         6.4.1       Conversion of Preference Shares into Ordinary Shares............................49
         6.4.2       Transformation of Legal Form....................................................50

7.     Explanation of the Measures in Advance of the Transformation of Legal Form....................52
     7.1    General Explanation of the Measures in Advance of
            the Transformation of Legal Form.........................................................52
     7.2    Conversion of Preference Shares into Ordinary Shares.....................................53
         7.2.1       Subject Matter and Conversion Procedure.........................................53
         7.2.2       Effects of the Conversion on the Shareholders...................................53
     7.3    Adjustment of the Employee Participation Programs........................................55

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
         7.3.1       Subject Matter and Process of Adjustment........................................55
         7.3.2       Effects of the Adjustment on Shareholders.......................................58
     7.4    Amendment of the Authorized Capital......................................................58
     7.5    Instructions of the General Meeting as to Registration
            with the Commercial Register.............................................................59

8.     Future Participation of Shareholders in Fresenius Medical Care AG & Co. KGaA..................61
     8.1    General Description of the Legal Form "Partnership Limited by Shares"
            (KGaA)...................................................................................61
         8.1.1       Partnership Limited by Shares (KGaA) as a Mixed Form
                     under Corporate Law.............................................................61
         8.1.2       The Executive Bodies of the KGaA................................................61
         8.1.3       Status of the Members of the Various Groups of
                     Partners/Shareholders...........................................................62
     8.2    Legal Structure of Fresenius Medical Care AG & Co. KGaA..................................63
         8.2.1       General Remarks on the Legal Structure of Fresenius Medical Care
                     AG & Co. KGaA...................................................................63
         8.2.2       Executive Bodies at Fresenius Medical Care AG & Co. KGaA........................65
         8.2.3       Explanation of the Articles of Association of
                     Fresenius Medical Care AG & Co. KGaA............................................68
         8.2.4       Explanation of the future Articles of Association of
                     Fresenius Medical Care Management AG............................................74
         8.2.5       Similar Pooling Agreements will be Entered Into.................................76
     8.3    Comparison of the Status of Shareholders in Fresenius Medical Care AG
            and Fresenius Medical Care AG & Co. KGaA.................................................77

9.     Securities and Stock Exchange Trading.........................................................81
     9.1    Influence of the Conversion of the Preference Shares into Ordinary Shares................81
     9.2    Stock Exchange Listing of the Shares of Fresenius Medical Care
            AG & Co. KGaA............................................................................82
     9.3    German Corporate Governance Code.........................................................83

10.    Transformation of Legal Form without the Advance Measures.....................................85
     10.1   Unchanged Proportion of Majority of Shares and of Voting Rights..........................85
     10.2   Interest of the Company in the Transformation of Legal Form
            even without the Advance Measures........................................................86

Annex 1: Agenda of the General Meeting including Transformation Resolution ..........................88

Annex 2: List of shareholdings of Fresenius Medical Care AG.........................................124

Annex 3: Articles of Association Fresenius Medical Care AG & Co. KGaA...............................126

Annex 4: Future Articles of Association of Fresenius Medical Care Management AG.....................141

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
Annex 5: Declaration of Compliance of Fresenius Medical Care AG.....................................151


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                                 1. Introduction


The Management Board and the Supervisory Board of Fresenius Medical Care AG (hereinafter referred to as "FMC AG or "the Company" and together with its subsidiaries "Fresenius Medical Care" or "the Business") have decided to propose to the extraordinary General Meeting of FMC AG to be held on 30 August 2005, the transformation of the legal form of the Company from a stock corporation (AG) into a partnership limited by shares (Kommanditgesellschaft auf Aktien (KGaA)). For such a transformation of legal form (hereinafter also referred to as "the transformation") the consent of the General Meeting of FMC AG is required according to the German Transformation Act (UmwG).

At the same time as the transformation of legal form into a KGaA, the Company's preference shares are to be converted into ordinary shares. For this purpose, the Management Board and the Supervisory Board of the Company have decided to propose to the extraordinary General Meeting of FMC AG to be held on 30 August 2005, the conversion of as many preference shares into ordinary shares as are lodged with the Company together with a conversion declaration and a conversion premium of (euro) 12.25 for each preference share. The Agenda of the extraordinary General Meeting of 30 August 2005 is attached as Annex 1 to this transformation report.

Taking account of the existing rights of the shareholders, the Management Board and the Supervisory Board are convinced that the transformation of legal form in itself, but in particular also the combination of both measures, i.e. the transformation of legal form and the conversion of preference shares into ordinary shares, leads ultimately to increasing the financial and operative maneuverability. This increased flexibility enables the Company to realize its clearly formulated long-term growth objectives and strategies and thereby to further increase shareholder value in the long-term. The latest example of this growth strategy is the announced acquisition of the Renal Care Group, Inc., Nashville/Tennessee, USA. By this acquisition, Fresenius Medical Care will further consolidate is position as the world-wide leading vertically integrated provider of dialysis services and products. The following are the main considerations in favour of the future increase in financial and operative maneuverability aimed at:

     o Creation of an attractive capital structure for the Business. The legal changes within the transaction as a whole will give the Business the structural opportunity for issuing new ordinary shares. The financial conditions for possible future capital financing could thereby improve.

     o Improving liquidity of the shares. The transaction as a whole will lead to an increase in the free float of the ordinary shares and thereby an anticipated improvement in the liquidity of the ordinary shares and an improvement in the position of the Company on the German share index (DAX).

     o Maintenance of the existing Corporate Governance standards. The proposed transformation of the legal form of the Company will substantially protect and maintain today's Corporate Governance standards and transparency at FMC AG.

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In the course of the transformation of legal form, Fresenius Medical Care
Management AG will enter the Company as General Partner and assume, through its management, the management and representation of the Company. All shares in Fresenius Medical Care Management AG will be held by Fresenius AG, which can thereby retain its position over the Company, in spite of the conversion of the preference shares into ordinary shares.

From a legal and factual point of view, the transformation of legal form will cause no significant change in the position of the outside shareholders. The present situation of the Company is characterized by the fact that Fresenius AG holds the majority of the voting ordinary shares. The remaining ordinary shares and all the preference shares are in free float. This means that within the existing legal form of a stock corporation, Fresenius AG can pass General Meeting resolutions which require only a simple majority, at any time by means of its voting majority of approx. 50.8% in the General Meeting. This affects, in particular, the election of members of the Supervisory Board and the auditors. The outside shareholders have no possibility of exercising influence, indirectly through the appointment of Supervisory Board members, on the appointment of members of the Management Board, against the wishes of Fresenius AG. A comparison of the present de facto distribution of influence in the Company with that which will result from the transformation of legal form to a KGaA, shows that the outside shareholders' influence will not, seen as a whole, be adversely affected but rather, partially improved. This applies, for example, to the resolution on the annual financial statements which in the KGaA is a matter for the General Meeting and no longer - as is the case in the AG, in principle - a matter for the Supervisory Board. On the other hand, the opportunities of Fresenius AG to exercise its influence will not be strengthened by the proposed transformation of legal form and the measures in advance thereof but rather - in particular by the conversion of the preference shares into ordinary shares - partially weakened. Apart from the reduction in its percentage of the ordinary shares held, and the resulting reduced opportunities to influence, Fresenius AG will in the General Meeting of the KGaA be prohibited from voting on the election of the Supervisory Board and of the auditors. This would mean that the outside shareholders alone will be able to decide these issues. It is, however, intended that the Management Board notifies the transformation to the commercial register even if the shareholders were to reject the conversion of the preference shares into ordinary shares or if delays occur therein due to legal disputes. The same shall apply with regard to the proposed resolutions to the Agenda items 2 and 3 of the extraordinary General Meeting, which concern the adjustment of the existing employee participation programs and the creation of authorized capital. The transformation of legal form is, in itself, in the interests of the Company as it facilitates the creation of an attractive capital structure for the Company in the medium and long-term. The consequences then for the rights of the shareholders are shown in this transformation report in
Section 10.

This transformation report of the Management Board of FMC AG contains information in accordance with Section 192 Transformation Act intended to serve in the process of opinion-forming and decision-making by the shareholders on the transformation of legal

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form to that of a KGaA. In the report, legal and financial significance of the transformation of legal form as well as its effects on the legal position of the shareholders and the corporate governance of the Company are, in particular, explained and grounded. In addition, the report will also deal with the intended conversion of preference shares into ordinary shares.






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                          2. Fresenius Medical Care AG

2.1  General Information on Fresenius Medical Care AG

Fresenius Medical Care AG is a stock corporation (Aktiengesellschaft) under German law and exists as such since 5 August 1996. The Company is registered with the Commercial Register of the Local Court (Amtsgericht) of Hof an der Saale, Germany under HRB 2460. The Company's registered office (Sitz) is Hof an der Saale, Germany. The Company's business address is Else-Kroner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.


2.2  History and Development

Fresenius Medical Care AG was created by the transformation of Sterilpharma GmbH, a limited liability company under German law, which was founded in 1975, into a stock corporation under German law, which was entered into the Commercial Register on 5 August 1996.

On 30 September 1996, Fresenius Medical Care AG introduced a series of measures to implement a restructuring agreement entered into on 4 February 1996 between Fresenius AG and W.R. Grace & Co. ("W.R. Grace"). Pursuant to this agreement, Fresenius AG contributed its global dialysis business described as "Fresenius Worldwide Dialysis", including its controlling interest in Fresenius USA, Inc. to FMC AG in exchange for 35,210,000 ordinary shares of FMC AG. Subsequently, FMC AG acquired

     o all of the outstanding ordinary shares of W.R. Grace, whose worldwide dialysis business was solely operated by National Medical Care, Inc. ("NMC") at the time of the transaction, in exchange for 31,360,000 ordinary shares, and

     o the publicly-held minority interest in Fresenius USA, Inc. in exchange for 3,430,000 ordinary shares.

With effect from 1 October 1996, FMC AG contributed all of its shares in Fresenius USA, Inc. to Fresenius Medical Care Holdings, Inc., which conducts business under the trade name of Fresenius Medical Care North America, Inc. und runs the business in the USA, Canada and Mexico as the operating company.


2.3  Business Activities of Fresenius Medical Care

Fresenius Medical Care is the world's largest, vertically integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure. At the end of financial year 2004, Fresenius Medical Care provided treatment to more than 124,400 patients around the globe in 1,610 clinics in 26 countries. In North America, the Company does additional clinical laboratory testing and provides perfusion and autotransfusion services as well as therapeutic apheresis services. In addition, Fresenius Medical Care develops and manufactures a complete range of equipment, systems, parts and single-use products for dialysis, which are sold to customers in more than 100 countries.

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In the financial year 2004, the consolidated revenues of Fresenius Medical Care were $6.2 billion under US GAAP, an increase of 13% over 2003. Business in North America contributed 68%; activities outside North America (International) contributed 32% to total revenues.

The following table shows the key financial data for Fresenius Medical Care (according to US GAAP) for the financial year 2004 compared with the financial year 2003

Operating Results (in millions of US$)                                     2004          2003
Revenue                                                                   6.228         5.528
Earnings before interest, taxes, depreciation(EBITDA)                     1.085           974
Earnings before interest and taxes (EBIT)                                   852           757
Annual surplus                                                              402           331
Net cash flow provided by operating activities                              828           754
Free Cash Flow (prior to acquisitions and dividends)                        567           478
Net investments in property, plant and equipment                            261           276
Net investment in property, plant and equipment incl. acquisitions          365           369

Data per share                                                             2004          2003
Earnings per share (in US$)                                                4.16          3.42
                                                                           1.12          1.02
Dividends per ordinary share (in euro)
Dividends per preference share (in euro)                                   1.18          1.08

Other Data                                                                 2004          2003
Employees (as of 31 Dec. - average FTE)                                  44.526        41.097
Treatments provided (in millions)                                          18.8          17.8
Patients (as of 31 Dec.)                                                124.400       119.250
Dialysis clinics (as of 31 Dec.)                                          1.610         1.560


2.3.1  Overview of the Dialysis Industry

End-stage Renal Disease

End-stage Renal Disease ("ESRD") is a chronic kidney disease that is characterized by the irreversible loss of renal function and requires routine dialysis treatment or a kidney transplantation to sustain life. A normally functioning human kidney removes toxins and excess water from the blood, thus preventing toxin buildup, water overload and - ultimately - the poisoning of the body. Many conditions - diabetes, hypertension, glomerulonephritis and hereditary diseases - can cause the loss of renal function. Nearly 60% of all patients with ESRD acquire this disease as a complication of one or more of these primary conditions.

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Currently, there are only two methods for treating ESRD: dialysis and kidney transplantation. The prevailing scarcity of compatible donor kidneys limits the possibilities for transplantation. Most patients with end-stage renal disease must therefore rely on dialysis. There are two types of dialysis methods:
Hemodialysis ("HD") and peritoneal dialysis ("PD"). Generally, the patient's physician chooses the method of treatment in consultation with the patient on the basis of the patient's general condition and needs.

At the end of the year 2004, the number of patients treated because of end-stage renal disease was approximately 1.8 million worldwide. Of these patients, about
1.375 million received dialysis treatments, of which 1.225 million were hemodialysis and almost 150,000 were peritoneal dialysis. More than 400,000 kidney patients live with a donor kidney. The number of dialysis patients grew by an average of 6% in 2004 compared to 2003. Fresenius Medical Care assumes an average increase in the number of patients on the same scale for the current financial year 2005 also.

With regard to the regional development in the growth of the number of patients, there are considerable differences, in part: In the USA, Japan, Western and Central Europe, below-average growth rates will tend to be noted. In these regions, the prevalence of patients with end-stage renal disease is already high and access to the corresponding treatment, mostly dialysis, is assured. In contrast hereto, noticeably higher growth rates of about 10% will be registered in economically weaker regions. Of the dialysis patients, about 24% were treated in the USA, 18% in Japan and 18% in the 25 member states of the European Union. The remaining 40% of all dialysis patients are distributed across more than 90 nations in various regions of the world.

In a worldwide comparison of the treatment methods, hemodialysis assumes the predominant position. More than 89% of the dialysis patients were treated using this method in the reporting year 2004, the remaining 11% avail of the possibility of peritoneal dialysis.

Hemodialysis

Hemodialysis is a process with which the blood is passed through plastic tubes outside of the body into an artificial filter (dialyzer). In the dialyzer, toxic substances and excess water are removed from the blood. Dialysis solution, which flows through the dialyzer in the opposite direction, carries away the waste products and excess water and enriches the blood with dissolved substances which have to be added in the absence of renal function. The cleansed blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants (clot-inhibiting substances) to it, regulates the purification process and monitors the mixing of the dialysis solution and its rate of flow through the system. At the same time, the machine monitors and records the patient's vital signs.

Peritoneal Dialysis

Peritoneal dialysis removes toxins from the blood using the peritoneum as a natural dialysis membrane for this purpose. The peritoneum covers the internal organs and functions as a filter. Peritoneal dialysis patients administer their own treatments at home

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or on the job, using either a treatment known as CAPD (continuous ambulatory peritoneal dialysis) or CCPD (continuous cyclical peritoneal dialysis) or APD treatment (automated peritoneal dialysis). In both of these forms of treatment, a surgically implanted catheter provides access to the peritoneal cavity. With typical CAPD, the dialysis solution is changed four times a day. With CCPD, dialysis solution is introduced into and removed from the peritoneal cavity by means of a pump (cycler) while the patient sleeps. APD is a variant of peritoneal dialysis treatment supported mechanically, usually applied during the night.


2.3.2  The Strategy of Fresenius Medical Care

The objective of Fresenius Medical Care is to generate revenue growth that exceeds market growth of the dialysis industry (measured by growth in the number of patients), while maintaining the Company's leading position in the market and increasing earnings at a faster pace than revenue. In the past five years, revenue from the dialysis services and products provided by Fresenius Medical Care have grown faster than the whole market. The Company intends to concentrate on the following strategies to achieve this objective:

     o    Continuing to provide high standards of patient care;

     o Developing differentiated patient care programs distinct from those of its competitors,

     o Expanding presence in attractive growth markets worldwide, through acquisitions as well as organic growth,

     o Increasing the range of dialysis services offered by Fresenius Medical Care,

     o    Offering complete dialysis product ranges,

     o    Ensuring a constant stream of revenue from disposable products, and

     o Extending the position of Fresenius Medical Care as an innovator in product and process technology.

2.3.3  Dialysis Services

At the end of the financial year 2004, Fresenius Medical Care provided dialysis services in about 1,610 dialysis clinics, of which 1,130 are located in the USA and 480 are to be found in 25 other countries. Whereas the contribution to revenue from dialysis services in North America amounted to about 90% in the year 2004, dialysis products predominated outside of North America, with a share of 65% of the revenue. In the year 2003 the share of dialysis products only amounted to about 67% of the revenue in international regions outside of North America. The area of dialysis services therefore plays an increasingly important role outside of North America as well.

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Currently Fresenius Medical Care operates or manages dialysis clinics in
Argentina, Australia, Brazil, China, Chile, Colombia, Czech Republic, Estonia, France, Germany, Great Britain, Hong Kong, Hungary, Italy, Mexico, Poland, Portugal, Singapore, Slovakia, Slovenia, South Africa, Spain, Taiwan, Turkey and Venezuela. In the year 2004, Fresenius Medical Care acquired 29 dialysis clinics, opened 52 clinics and consolidated 31 clinics. The number of the patients treated in Fresenius Medical Care clinics increased by about 4%, from 119,250 at 31 December 2003 to 124,400 at 31 December 2004.

Fresenius Medical Care provides hemodialysis treatments in its dialysis clinics. Dialysis machines and disposable products are used. The capacity of a dialysis clinic depends on the number of stations, the type of treatment, patient requirements, the length of time per treatment and local operating practices and ordinances regulating hours of operation.

Part of the dialysis treatment for patients with end-stage renal disease in the USA comprises a variety of additional services. These services comprise the administration of erythropoietin (EPO), a hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that frequently occurs in ESRD patients. EPO is administered to most Fresenius Medical Care patients in the USA. In 2004, revenue from EPO comprised approximately 23% of the total revenue for dialysis services in the North America Region. In the USA, the services provided by the clinics also include the supply of EPO.

Fresenius Medical Care also provides on request dialysis services specified under contract to hospitals in the USA as needed for hospitalized ESRD patients and for patients suffering from acute kidney failure. Fresenius Medical Care cares for these patients either at their bedside, using portable dialysis equipment, or at the hospital's dialysis station.

Fresenius Medical Care clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For these patients, Fresenius Medical Care supplies material, provides training aids and patient support services, including clinical monitoring, follow-up assistance and arranges for the delivery of the supplies to them at home.

Renal specialists make decisions concerning the appropriate individual dialysis therapy for each patient on the basis of lab tests. Through Spectra Renal Management ("SRM"), Fresenius Medical Care provides these lab services, such as blood or urine tests. SRM is the largest clinic provider of laboratories for dialysis-related services in North America and operates two labs located in New Jersey and in northern California. In the financial year 2004, SRM performed more than 40 million tests for about 124,000 dialysis patients in North America for over 1,800 clinics distributed across the USA, including its own clinics or those managed by Fresenius Medical Care.


2.3.4  Dialysis Products

On the basis of publicly accessible data, Fresenius Medical Care is currently the largest manufacturer and distributor of hemodialysis machines and related products and the

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second-largest manufacturer of peritoneal dialysis products. Fresenius Medical
Care has branches in Germany, the USA and 35 other countries and sells its dialysis products directly or through distributors in more than 100 countries. Most of the customers are dialysis clinics. In 2004, dialysis products accounted for 28% of the Fresenius Medical Care's total revenue.

Hemodialysis products

Fresenius Medical Care offers an extensive hemodialysis product line and assumes that because of the broad range of its technologically, highly developed hemodialysis products offered, it is the market leader in the field of hemodialysis products. Fresenius Medical Care is constantly striving to expand and improve the capabilities of its hemodialysis systems in order to offer an advanced, highly developed type of treatment at a reasonable cost.

In North America, Fresenius Medical Care sells its dialysis machines as Series 2008H and 2008K models and as Series 4008 models and since June 2005 also 5008 models in the rest of the world. Fresenius Medical Care makes dialyzers using hollow fiber Fresenius-polysulfone(R)- and helixone(R)-membranes, a synthetic material. Fresenius Medical Care is the world's leading producer of polysulfone dialyzers. In addition, Fresenius Medical Care makes and distributes numerous other hemodialysis products.

Peritoneal Dialysis Products

Fresenius Medical Care also offers a comprehensive product portfolio of peritoneal dialysis systems and solutions for the various forms of peritoneal dialysis. These include both continuous ambulatory peritoneal dialysis (CAPD), in which the dialysis solution is usually replaced manually four times a day, and automated peritoneal dialysis (APD), a machined-aided version of peritoneal dialysis, which is mostly used overnight.

Since 1980, the dialysis unit of Fresenius Medical Care, Fresenius Worldwide Dialysis, which was integrated into FMC in 1996 (cf. above 2.2), has been a leader in the development of automated peritoneal dialysis machines. APD therapy differs from CAPD therapy insofar as the fluid is delivered into the patients' peritoneal cavity at night, while they sleep. The automated peritoneal dialysis equipment made by Fresenius Medical Care has a microprocessor technology, on the basis of which physicians can program special prescriptions for individual patients. In recent years, moreover, special patient-management software tools have been developed, in order to support both CAPD and APD in varying regions of the world.

Manufacturing Operations

Fresenius Medical Care operates production facilities worldwide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, blood lines, and disposable tubing assemble and equipment for water treatment in dialysis clinics.

The global positioning of Fresenius Medical Care also applies to the manufacturing of its products. The Company manufactures around the world. With its network of production facilities, Fresenius Medical Care is to be found particularly in the markets of the Euro and the US-dollar zones. The demand for products is especially high here. In addition, due to its decentralized structure, the transport costs are considerably reduced. Another benefit of the decentralized structure of the production facilities in the USA, Japan and Europe lies in the reduced dependence on currency fluctuations.


2.4  Organs

The following table gives the names, positions and expiry of the period of office of the members of the Management Board of FMC AG:

           Name                    Position or Responsibility            Period of Office
                                                                             Expiring
  Dr. Ben J. Lipps          Chairman                                           2008
  Dr. Emanuele Gatti        Board Member for Europe, Latin America,            2010
                            Near East and Africa
  Roberto Fuste             Board Member for Asia Pacific                      2006
  Dr. Rainer Runte          Board Member for Legal and Compliance              2010
  Lawrence A. Rosen         Board Member for Finance                           2006
  Robert M. Powell          Board Member for North America, Head of            2006
                            "Products and Hospital Group"
  Mats L. Wahlstrom         Board  Member for North America, Head              2006
                            of "Medical Services"

The Supervisory Board of FMC AG consists of six members elected by the General Meeting in according to the provisions of the Stock Corporation Act. In accordance with the provisions of the Pooling Agreements, which are more particularly described in Section 2.5.4, at least one third but not less than two representatives of the shareholders in the Supervisory Board must be Independent Members, i.e. persons without significant business or professional connections to Fresenius Medical Care, Fresenius AG or any of their affiliates. The following table gives the names and professions of the members of the Supervisory Board of FMC AG:

         Name                               Professional Occupation
Dr. Gerd Krick                   Former Chairman of the Management Board of
Chairman                         Fresenius AG

Dr. Dieter Schenk                Lawyer and Tax Advisor, Partner in Norr
Deputy Chairman                  Stiefenhofer Lutz, Munich

Prof. Dr. Bernd Fahrholz         Lawyer, Partner in Norr Stiefenhofer Lutz,
                                 former speaker of the Management Board of Dresdner Bank AG, Frankfurt am Main

Dr. Ulf M. Schneider             Chairman of the Management Board of Fresenius
                                 AG, Bad Homburg

Walter L. Weisman                Former President and Chairman of the Management
Independent Member               Board of American International Inc., Los
                                 Angeles, USA

John Gerhard Kringel             Partner, Wilderness Partners, LP, New York, USA
Independent Member


The appointment of the members of the Supervisory Board ends with the conclusion of the General Meeting which decides on the discharge for the financial year 2005, i.e. presumably in 2006.


2.5     Capital

2.5.1   General

The capital of FMC AG of (euro) 246,924,300.80 is divided into 70,000,000 voting bearer ordinary shares ("ordinary shares") and 26,454,805 non-voting bearer preference shares ("preference shares"). Each share represents an amount of
(euro) 2.56 of the capital. The shares are certified as collective certificates. There is no right to certificates for individual shares. The shares are freely tradable bearer shares.

The preference shares each receive a dividend out of the annual profit (euro)
0.06 higher than the dividend on the ordinary shares, at least, however, a dividend of (euro) 0.12 per preference share. The minimum dividend of (euro)
0.12 for each preference share has priority over the distribution of a dividend on the ordinary shares. If the profit in one or more financial years is not adequate for a distribution of (euro) 0.12 per preference share, the amount lacking will be paid out of the profit of the following financial years without interest after distribution of the minimum dividend on the preference shares for that financial year and prior to the distribution of a dividend on the ordinary shares. This right to payment in arrear is an integral part of the profit distribution of that financial year in which this payment is made on the preference shares out of profit.


2.5.2   Authorized Capital

The Management Board is authorized by Article 4 para. 3 of the Articles of Association to increase the capital of the Company with the approval of the Supervisory Board once or more often by up to a total of (euro) 30,720,000.00 by the issue of new non-voting preference shares in the period up to 23 May 2010 (Authorized Capital I). The number of shares must increase in the same proportion as the capital. Capital increases must be for cash. The Management Board is also authorized, with the approval of the Supervisory Board in each case, to decide on the exclusion of shareholders subscription rights, which, however, may be excluded only for fractional amounts. The new shares may also be taken up by financial institutions specified by the Management Board with the obligation to offer them for subscription to the shareholders (indirect subscription right).

The Management Board is under Article 4 para. 4 of the Articles of Association authorized in the period up to 22 May 2006 to increase the capital by up to a total of (euro) 20,480,000.00 by the issue of new non-voting preference shares with the approval of the Supervisory Board, on one or more occasions (Authorized Capital II). The number of shares must increase in the same proportion as the capital. The capital increases may be for cash or contributions in kind. The Management Board is further authorized with the approval of the Supervisory Board in each case to decide on the exclusion of the shareholders subscription rights, which is, however, admissible only if the capital increase is for cash and the issue price is not significantly less than the stock exchange price and/or for a capital increase for contributions in kind for the acquisition of an enterprise or an interest in an enterprise.

Authorized capital is dealt with further under the heading "7.4 Amendment of the Authorized Capital".


2.5.3   Conditional Capital

The capital of the Company according to Article 4 para. 5 of the Articles of Association is increased conditionally by up to (euro) 5,389,450.24 divided into 2,105,254 shares by the issue of new non-voting preference shares. The conditional capital increase will be implemented only insofar as the holders of convertible bonds issued by FMC AG on the basis of the authorization of the General Meeting of 24 September 1996 exercise their right of conversion into new shares. The new shares participate in profit from the beginning of the financial year in which they arise by exercise of the right of conversion.

The capital of the Company according to Article 4 para. 6 of the Articles of Association is increased conditionally by up to (euro) 2,763,432.96 divided into 1,079,466 shares by the issue of new non-voting preference shares. The conditional capital increase will be implemented only insofar as options are issued in accordance with the stock option program in accordance with the resolutions of the General Meetings of 10 June 1998 and 30 May 2000 and the holders exercise their rights. The new non-voting preference shares participate in profit from the beginning of the financial year in which they are issued.

The capital of the Company is conditionally increased according to Article 4 para. 7 of the Articles of Association by up to (euro) 10,132,928.00 divided into up to 3,958,175 non-voting preference shares by the issue of new non-voting preference shares in compliance with the resolution of the General Meeting of 23 May 2001 on the issue of convertible bonds. The conditional capital increase will be implemented only insofar as bonds convertible into shares are issued in accordance with the international employees participation program under the resolution of the General Meeting of 23 May 2001 and the holders of these convertible bonds exercise their right of conversion. The new non-voting preference shares participate in the profit from the beginning of the financial year in which they are issued.

The stock option and employee participation programs for the purposes of which the conditional capital is required are dealt with further under the heading "7.3 Adjustment of the Employee Participation Programs".


2.5.4   Description of Pooling Agreements

Two pooling agreements have been concluded, namely the ordinary share pooling agreement of 27 September 1996 and the preference share pooling agreement of 27 November 1996 for the benefit of the outside shareholders between the Company, Fresenius AG and the "Independent Members" (as representatives of the outside shareholders of FMC AG). The significant provisions of the pooling agreements are as follows:

Independent Members

For the duration of each of the pooling agreements, one third but at least two of the shareholders representatives must be on the Supervisory Board as Independent Members. Independent Members are persons who, apart from their membership of the Supervisory Board of FMC AG, have no significant business or professional connections to FMC AG, Fresenius AG or any of their affiliates. If an Independent Member resigns or is removed or is unable or unwilling to continue in this function, and if the minimum requirements for the number of Independent Members are thereby no longer fulfilled, another person will be elected an Independent Member in compliance with the Articles of Association of the Company and the pooling agreements.

Transactions between Affiliates

Fresenius AG and FMC AG have agreed that for the duration of both pooling agreements, transactions or contracts between Fresenius AG or one of its affiliates on the one side and FMC AG or one of its affiliates on the other side, and which within one year for an individual transaction, an individual contract or a series of connected transactions or contracts, involve payments of more than (euro) 5,112,919 (DM 10 million), must be approved by a majority of the Independent Members. This approval is, however, not necessary if the transaction, the contract or the series of connected transactions or contracts has been taken into account in the preparation of a business plan or budget approved by a majority of the Independent Members. In a year in which the total value of transactions which would have required approval or in that year required approval, although the payments or other consideration did not exceed
(euro) 5,112,919 (DM 10 million), exceed (euro) 25,564,594 (DM 50 million) the approval of a majority of the Independent Members is required for every further transaction of over (euro) 2,556,459 (DM 5 million) in value between Fresenius AG or one of its affiliates on the one side and FMC AG or one of its affiliates on the other side. Approval is not, however, required if the transaction has been taken into account in the preparation of a business plan or budget approved by a majority of the Independent Members.

The pooling agreements also require that FMC AG (i) maintains a New York Stock Exchange or Nasdaq Stock Market listing for American Depositary Shares representing the ordinary shares and preference shares of FMC AG, (ii) files reports as required by the New York Stock Exchange or the Nasdaq Stock Market and by the US Securities Act of 1933 and the US Securities Exchange Act of 1934,
(iii) prepares annual and quarterly financial statements required to be included in such reports in accordance with US generally accepted accounting principles
(GAAP); and (iv) furnishes certain materials to holders of American Depositary Shares in connection with annual and extraordinary meetings of shareholders.


2.6     Group Structure and Participations

The group and shareholder structure of FMC AG are as follows:

      -----------------------                     -----------------------
           Fresenius AG                                   Outside
                                                        Shareholders
      -----------------------                     -----------------------
                |                                     |        |
                |   50,8%                     49,2%   |        |  100%
                |   Ord.                      Ord.    |        |  Pref.
                |  Shares                    Shares   |        | Shares
                |                                     |        |
           ---------------------------------------------------------

                            Fresenius Medical Care AG

           ---------------------------------------------------------
                |                       |                      |
                |                       |                      |
                |  100%                 |  100%                |  100%
                |                       |                      |
                |                       |                      |
     ----------------------  ---------------------  ----------------------
        Fresenius Medical             Other            Fresenius Medical
        Care Deutschland          Subsidiaries               Care
              GmbH                  worldwide           Beteiligungsge-
                                                        sellschaft mbH
     ----------------------  ---------------------  ----------------------
                                                               |
                                                               |
                                                    ----------------------
                                                       Fresenius Medical
                                                        Care Holdings,
                                                         Inc. New York
                                                    ----------------------
                                                               |
                                                               |
                                                    ----------------------
                                                       National Medical
                                                          Care, Inc.
                                                           Delaware
                                                    ----------------------

2.6.1   Group Structure

FMC AG is a holding company. The operative business is performed by subsidiaries. FMC AG has many subsidiaries in the countries in which it operates. A list of the (significant) participations of FMC AG is attached as Annex 2. The following table shows the most significant participations of FMC AG in Germany and the USA.

-------------------------------------------------------------------------------------------
                         Fresenius Medical Care             Fresenius Medical Care
                         Deutschland GmbH                   Holdings Inc.
-------------------------------------------------------------------------------------------
Registered Office        Bad Homburg, Germany               New York, USA
-------------------------------------------------------------------------------------------
Business                 Development, manufacture           Conduct of therapy for
                         and sale of and trading with       treating patients with
                         health products, systems and       chronic kidney failure
                         processes, in particular,          including laboratory
                         Dialysis                           services, manufacture
                                                            and sale of and trading
                                                            in dialysis products,
                                                            systems and processes
-------------------------------------------------------------------------------------------
Shares                   100%                               93% of the voting power (100%
                                                            common shares)
-------------------------------------------------------------------------------------------

2.6.2   Shareholder Structure

Fresenius AG at present holds approximately 35.53 million ordinary shares in the Company and thereby with approximately 50.8% of the ordinary shares, the majority of voting shares in FMC AG. The ordinary shares held by Fresenius AG represent approximately 37% of the entire capital of FMC AG.

To the knowledge of the Company, Fresenius AG is the only shareholder with more than 5% of the ordinary shares in FMC AG. The remaining 34.47 million ordinary shares (i.e. approximately 49.2% of the voting shares) are in free float. All of the approx. 26.45 million preference shares in the Company are in free float.

               3. Fresenius Medical Care AG in the Fresenius Group


3.1     Overview of Fresenius AG

The Fresenius AG Group (hereinafter also referred to as "Fresenius") is a worldwide active health group providing products and services for the health industry. The business area, with Fresenius Medical Care, includes the position as worldwide leading provider of dialysis products and services and, with Fresenius Kabi AG, a leading provider of infusion and nutrition therapy. Further business areas are hospital management as well as engineering and services for hospitals and for the pharmaceutical industry (Fresenius ProServe). Fresenius does business in over 100 countries and operates over 50 manufacturing plants worldwide. In the financial year 2004, the Group achieved a revenue of (euro)
7.27 billion and an EBIT of (euro) 845 million (according to US-GAAP in each case).

To the knowledge of Fresenius AG, approx. 69.51% of the voting ordinary shares in Fresenius AG are held indirectly by the charitable Else Kroner-Fresenius-Stiftung, Bad Homburg; additional 4.73% of the voting ordinary shares of Fresenius AG are imputed to the Else Kroner-Fresenius-Stiftung according to Section 22 para. 2 first sentence of the Securities Trade Act
(WpHG). Separate therefrom the Allianz Lebensversicherung AG, Stuttgart holds approx. 9.74% of the voting ordinary shares of Fresenius AG. The remaining voting ordinary shares and non-voting preference shares are in free float.


3.1.1   Business Areas of Fresenius

The Fresenius AG Group consists of three business areas:

Fresenius Medical Care

The area Fresenius Medical Care is formed by Fresenius Medical Care AG and its subsidiaries and is described comprehensively above in Section "2.3 Business Activities of Fresenius Medical Care".

Fresenius Kabi

The area Fresenius Kabi is the leading provider in Europe of infusion and nutrition therapies and also occupies a leading position in transfusion technology. This area concentrates on therapy and care of seriously ill patients in hospital and at home (out-patient care). Fresenius Kabi is one of the few companies worldwide offering parenteral (i.e. bypassing the digestive tract) and enteral (i.e. through the digestive tract) nutrition. The area of infusion therapy offers products for liquid and blood volume replacement. In addition, the area of transfusion technology offers a wide product range for blood banks and blood donation organizations for the manufacture and processing of blood products. In the financial year 2004, the area Fresenius Kabi achieved a revenue of (euro) 1.49 billion and an EBIT of (euro) 176 million.

Fresenius ProServe

The area Fresenius ProServe concentrates on the following three core businesses:
Hospital management in Germany (Wittgensteiner Kliniken AG), hospital engineering and services (VAMED AG) and engineering and services for the pharmaceutical industry (Pharmaplan GmbH). In the financial year 2004, the area Fresenius ProServe achieved a revenue of (euro) 813 million and an EBIT of
(euro) 9 million.

Overview

The following summary gives some significant figures for the various business divisions of Fresenius AG Group in 2004 (according to US-GAAP):

------------------------------------------------------------------------------------------------------
                                      Fresenius                 Fresenius                Fresenius
                                     Medical Care                  Kabi                  ProServe
------------------------------------------------------------------------------------------------------
Revenue                           US$ 6,228 million       (euro) 1,491 million      (euro) 813 million
------------------------------------------------------------------------------------------------------
EBIT                              US$   852 million       (euro)   176 million      (euro)   9 million
------------------------------------------------------------------------------------------------------
Annual Surplus                    US$   402 million       (euro)    79 million      (euro) -10 million
------------------------------------------------------------------------------------------------------
Operative Cash flow               US$   828 million       (euro)   170 million      (euro)  23 million
------------------------------------------------------------------------------------------------------
Investment/Acquisitions           US$   399 million       (euro)    68 million      (euro)  29 million
------------------------------------------------------------------------------------------------------
R + D Expenses                    US$    51 million       (euro)    56 million                    -
------------------------------------------------------------------------------------------------------
Employees (31.12.2004)                       46,949                     11,577                   9,398
------------------------------------------------------------------------------------------------------
Participation of Fresenius AG           approx. 37%                       100%                    100%
------------------------------------------------------------------------------------------------------

3.1.2   Combination of the Business Areas

Fresenius AG Group profits in its business from the combination of the various business areas. Through Fresenius Medical Care, Fresenius AG offers both products and service in the area of dialysis. The competence in the development and manufacture of products combined with the experience in the treatment of patients and the resulting comprehensive patient data bank, enables Fresenius Medical Care to improve the quality of dialysis treatment. In addition, Fresenius Medical Care can sell products to its own clinics operated by it, and to clinics managed by other Fresenius AG Group companies. The experience of the other business areas of the Fresenius AG Group in technical services for health institutions and in the operation of clinics and nursing homes support the endeavors to acquire additional management contracts for health institutions.


3.2     Significant Business Connections of FMC AG to Fresenius AG

The significant business connections between Fresenius Medical Care and Fresenius AG will be described below:

Service Agreements

Fresenius Medical Care has concluded agreements for the provision of services with Fresenius AG and some subsidiaries of Fresenius AG. These include administrative services, management/information services, payroll accounting, insurances, IT services and tax and financial services. For the year 2004, Fresenius AG invoiced Fresenius Medical Care on the basis of service agreements for US$ 25.6 million. Fresenius Medical Care in turn undertakes certain services for Fresenius AG and certain subsidiaries of Fresenius AG including, inter alia, research and development, central purchasing, patent administration and warehousing. Fresenius Medical Care invoiced Fresenius AG with US$ 10.8 million for such services in 2004. In accordance with leases of real estate concluded with Fresenius AG, Fresenius Medical Care paid US$ 14.8 million in 2004. The majority of leases expire in 2006. They contain extension options.

Loans of Fresenius AG

As at 31 December 2004, the Company had outstanding debts to Fresenius AG of approximately US$ 6 million, including a loan of US$ 3 million and a debt of US$ 3 million due in May 2005 from the acquisition of the Adsorber business from Fresenius AG. In January 2004, the Company repaid short-term loans to Fresenius AG shown in the annual financial statements as of 31 December 2003 at US$ 30 million. Prior to the repayment, these loans carried interest in the financial year 2003 at an average rate of 1.0875% p.a.

Products

The revenue of the Company with Fresenius AG and its subsidiaries outside Fresenius Medical Care, amounted in 2004 to US$ 35.1 million. In 2004, the Company made purchases from Fresenius AG and its subsidiaries of US$ 36.1 million.

Acquisitions

In the second quarter 2003, the Company acquired the adsorber business of Fresenius AG for US$ 23.7 million after deduction of the liquid funds acquired. The adsorber business manufactures products used in the area of therapeutic apherese. Because of the extra-corporeal blood treatment these therapies are very similar to the treatments in the area of hemodialysis.

Other

The chairman of the Supervisory Board of the Company, Dr. Gerd Krick, is also chairman of the Supervisory Board of Fresenius AG which holds majority of ordinary shares in FMC AG. The deputy chairman of the Supervisory Board of the Company, Dr. Dieter Schenk, is also a member of the Supervisory Board of Fresenius AG which holds majority of ordinary shares in FMC AG. He is also a partner in a law firm which acts for the Company - as is the Supervisory Board member Prof. Dr. Bernd Fahrholz. Dr. Ulf M. Schneider was, until May 2003, the Fresenius Medical Care AG Management Board member for finance, and subsequently became chairman of the Management Board of Fresenius AG. In May 2004, he was elected to the Supervisory Board of the Company. Dr. Dieter Schenk and a further member of the Supervisory Board of Fresenius AG, Dr.

Karl Schneider, are - together with Dr. h.c. Hans Kroner - executors of the will of Else Kroner and, in this capacity, exercise the voting rights of the Else Kroner-Fresenius-Stiftung, Bad Homburg, which holds approx. 69.51% of the voting ordinary shares in Fresenius AG.

        4. Overview of the entire Transaction and the Financial and Legal
          Grounds for the Conversion of Preference Shares into Ordinary
                 Shares and for the Transformation of Legal Form

The Management Board and the Supervisory Board of the FMC AG have decided to propose to the General Meeting the transformation of the legal form of the Company from a stock corporation (Aktiengesellschaft (AG)) into a partnership limited by shares (Kommanditgesellschaft auf Aktien (KGaA)). At the same time as the transformation of legal form into a KGaA, the Company's preference shares are to be converted into ordinary shares. For this purpose, the Management Board and the Supervisory Board of the Company have decided to propose to the General Meeting a resolution according to which as many preference shares will be converted into ordinary shares as are lodged with the Company together with a conversion declaration and a conversion premium of (euro) 12.25 for each preference share.

Both measures, i.e. the conversion of the preference shares into ordinary shares and the transformation of legal form into a KGaA immediately thereafter, are integral parts of a uniform restructuring of the Company. As both measures are financially connected, they should be implemented together. It is, however, intended that the Management Board notifies the transformation to the commercial register even if the shareholders reject the conversion of the preference shares into ordinary shares or if delays occur therein due to legal disputes. If thereby deviations from the consequences which are outlined in Sections 4 to 9 of this transformation report arise for shareholders of the Company, they will be separately outlined under the heading "10. Transformation of Legal Form without the Advance Measures".

The Management Board and the Supervisory Board are convinced that the combination of the measures, "conversion of the preference shares into ordinary shares" and "the transformation of legal form into a KGaA", taking the rights of existing shareholders into account, leads ultimately to increasing the financial and operative maneuverability. These measures enable the Company to realize its clearly formulated long-term growth objectives and strategies and thereby to increase shareholder value in the long-term.

The following sections explain firstly the proposed conversion of the preference shares into ordinary shares and the related consequences in the view of the Company. Subsequently, the effects associated with the transformation of legal form to that of a KGaA will be explained.


4.1     Conversion of Preference into Ordinary Shares


4.1.1   Description of Preference and Ordinary Shares

The capital of the Company (euro) 246,924,300.80 is at present divided into 70,000.000 voting ordinary shares ("ordinary shares") and 26,454,805 non-voting preference shares ("preference shares"). The proportion of preference shares to the total capital is approx. 27.4%. Both classes of shares are listed at present on the Frankfurt Stock Exchange on the official market, section with Prime Standard. In addition, the shares are included in the electronic trading system XETRA. The ordinary shares of the Company in free float are listed on the German Share Index (DAX 30).

On the New York Stock Exchange, American Depositary Shares (ADS), which represent ordinary or preference shares of FMC AG, are listed. Three ADS correspond to one share.

The preference shares of the Company are listed at a discount compared to the ordinary shares. This discount in 2004 was between 27% and 33%, in the first four months of 2005 between 27% and 30%, and reflects the range achieved in 2002 and 2003. On the day prior to the announcement of the intended conversion of the preference shares to ordinary shares this price difference was also evident. The price for the ordinary shares on 3rd May 2005, the day before the announcement, was (euro) 62.45 compared to (euro) 44.65 for preference shares (closing price in XETRA trading in each case). The weighted average German stock exchange price in the past three months prior to the announcement of the intended conversion was, on 4th May 2005, (euro) 64.28 for ordinary shares and
(euro) 45.78 for preference shares. In addition, the average trading volume of the ordinary shares is considerably greater than that of the preference shares. In 2004, this was almost 256,000 shares per trading day in the case of ordinary shares and only 47,000 preference shares. The following illustration shows the price changes for ordinary ("FMC Stammaktie") and preference shares ("FMC Vorzugsaktie") from July 2004 to June 2005:


                              [LINE GRAPH OMITTED]


The main features of the ordinary and preference shares are shown in the following table:

                                                                   Ordinary Shares               Preference Shares
Number of shares (units as of 3rd May 2005)                                 70,000,000                       26,296,086
Weighted average German stock exchange price                              (euro) 64.28                     (euro) 45.78
in the three months prior to 3rd May 2005
Stock exchange price (XETRA 3rd May 2005)                                 (euro) 62.45                     (euro) 44.65
Market capitalization (3rd May 2005)                       Approx. (euro) 4.37 billion      Approx. (euro) 1.17 billion
Units in free float (without shares of Fresenius AG)                        34,470,000                       26,296,086
Free float in% (3rd May 2005)                                                   49.24%                          100.00%
Market capitalization free float (3rd May 2005)            Approx. (euro) 2.15 billion      Approx. (euro) 1.17 billion
Average volume of trading per trading day from                         Approx. 351,000                   Approx. 104,00
1 January to 30th June 2005 (units, XETRA)
Average volume of trading per trading day from                            Approx. 1.0%                     Approx. 0.4%
1 January to 30th June 2005 (share of total free
float, XETRA)
Dividend for Financial Year 2004                                           (euro) 1.12                      (euro) 1.18

The Company assumes that the main reason for the price difference between the ordinary and preference shares is to be found in the limited acceptance of preference shares in particular among foreign investors. In spite of the existing right to a preferential dividend, the market participants obviously regard the preference shares of the Company as a less attractive investment compared to the ordinary shares. This is probably due to the preference shares' lack of voting rights and their limited liquidity, which is reflected in the lesser average daily trading volume.


4.1.2   Conversion Process

The preference shareholders are intended to be granted the opportunity of converting their preference shares into ordinary shares, in which process the preference shares will lose their preferential dividend which is granted by the Articles of Association and by statute. The preference shareholders must pay a premium for each preference share of (euro) 12.25 (hereinafter referred to as "the conversion premium") for the conversion. The premium corresponds to approx. 66% of the price difference between the weighted average German stock exchange price of ordinary and preference shares in the three months prior to the announcement of the intended conversion offer. This average stock exchange price in this reference period was, in the case of ordinary shares (euro) 64.28 and, in the case of preference shares, (euro) 45.78; the difference between these average prices was therefore (euro) 18.50. Of this, each preference shareholder participating in the conversion, has to bear the conversion premium of (euro) 12.25.

The mathematical difference of (euro) 6.25 between the price difference and the premium constitutes an incentive to participate in the conversion. On the basis of the above mentioned weighted average share prices , preference shareholders can therefore obtain ordinary shares, by means of this conversion, at a discount of (euro) 6.25 or approx. 10%.

Conversion of preference shares into ordinary shares is intended to be possible only during a lodgment period which will be at least four weeks. The technical details of the conversion process will be determined by the Management Board with the approval of the Supervisory Board, and announced with the lodgment period. A new conversion offer is not intended.

The conversion of preference into ordinary shares of the Company requires that the Articles of Association be amended for the purpose of allotting the shares as between ordinary and preference in Article 4 para. 1. The final version of the Articles of Association can be determined, however, only when it is established how many of the preference shares have been lodged with the Company for conversion together with the conversion premium , in the correct form and within the time allowed. As a result of that, the Supervisory Board will be authorized in the intended resolution, to amend the Articles of Association on the conclusion of the conversion process in accordance with the outcome of the conversion.


4.1.3   Reasons for the Conversion of Preference Shares into Ordinary Shares

The Management Board is convinced that the conversion of the preference shares into ordinary shares is in the interests of the Company. The measure will contribute to a widening of the financial and operative scope of the Company.

The conversion of preference into ordinary shares will increase the freefloat of ordinary shares and therefore probably the liquidity of the ordinary shares of the Company. At the present time, both the ordinary and preference shares are listed. The freefloat which is important for the liquidity of the shares, is divided therefore between the ordinary and preference shares. By the conversion of all the shares into ordinary shares, this freefloat will be joined together. The freefloat of the ordinary shares would, in that case, be increased from approx. 34.47 million by approx. 26.45 million to approx. 60.92 million. That corresponds to an increase of approx. 77%. In the opinion of the Management Board, this will simultaneously lead to a substantial increase in the daily volume of ordinary shares traded, over and above the simple addition of the present volume of trading in each class of shares. If, for example, the present relation between the trading volume of ordinary shares and the freefloat were to remain constant, a full conversion of the preference shares into ordinary shares would result in a mathematical increase of approx. 77%. As the liquidity of a share is an important investment criterion for many, especially major, investors, greater liquidity of the ordinary shares can increase their attractiveness. The Management Board assumes therefore that the conversion of the preference shares into ordinary shares will have a positive effect on the development of the ordinary share price.

In addition, the position of the Company on the German share index (DAX) can be consolidated and improved by the conversion of preference into ordinary shares. The composition and weighting of the DAX is regulated by the "Leitfaden zu den Aktienindizes der Deutschen Borse" (Guide to the Share Indexes of Deutsche Borse), which will be provided on the Internet in the June 2005 version under www.deutsche-boerse.com. On the question of participation by a Company in the DAX, only one class of shares, i.e. the greater or more liquid share class, is taken into account, under the relevant rules of Deutsche Borse, and therefore only the ordinary shares of the FMC AG are taken into account. For the selection of the index prices, the freefloat market capitalization and the order book volume are decisive. As described above, by the conversion of preference shares to ordinary shares both the market capitalization of the free float of the ordinary shares and, in all probability, the order book volume would increase. This would then lead to the consolidation of the Company's position on the DAX and improvement in weighting, as a result of the conversion.

The following overview shows corporations on the DAX or MDAX comparable with Fresenius Medical Care after the freefloat market capitalization. This shows that the place of Fresenius Medical Care on the DAX i.e. its place as one of the largest 30 corporations according to freefloat market capitalization and order book revenue, is at present at risk. In addition, the overview also shows how the position of Fresenius Medical Care on the DAX would be improved from the point of view of the freefloat market capitalization and order book revenue by the implementation of the entire transaction. It is assumed for this purpose that all preference shares of the Company would participate in the conversion.


                                             Position      MarketCap.     Position  Turnover in m. euro
Issuer                             Index     MarketCap.  (in m. euro)     Turnover      (12 months)
---------------------------------------------------------------------------------------------------------
Infineon Tech. AG                   DAX         24         4,649             14           21,083
Linde AG                            DAX         25         4,616             30            6,511
Henkel KGaA (Pref.)                 DAX         26         4,419             28            6,857
HeidelbergCement AG                 MDAX        27         4,392             36            3,247
Hypo Real Estate Hldg. AG (Ord.)    MDAX        28         4,341             38            2,856
Lufthansa AG                        DAX         29         4,309             22           11,043
---------------------------------------------------------------------------------------------------------
FMC AG &  Co. KGaA (Pref. + Ord.) *             30*)       3,764*)
---------------------------------------------------------------------------------------------------------
Merck KGaA                          MDAX        30         3,336             35            3,486
Altana AG                           DAX         31         3,328             29            6,804
TUI AG                              DAX         32         3,313             27            7,504
Puma AG                             MDAX        33         2,860             25            8,227
Celesio AG                          MDAX        34         2,702             41            2,575
Henkel KGaA (Ord.)                                         2,573                             717
---------------------------------------------------------------------------------------------------------
FMC AG (Ord.)                       DAX         35         2,340             32            4,635
---------------------------------------------------------------------------------------------------------
Deutsche Postbank AG                MDAX        36         2,205             34            3,566
Fresenius AG (Pref.)                MDAX        37         1,922             52            1,366
Hann. Rueckver. AG                  MDAX        38         1,830             39            2,750
RWE AG (Pref.)                                             1,768                             604
K+S AG                              MDAX        39         1,721             55            1,216
Beiersdorf AG                       MDAX        40         1,684             48            1,642

*) Present market capitalization of the ordinary shares together with all preference shares, i.e. in case of a conversion rate of 100%

Source: Deutsche Borse AG as of June 30, 2005 (FMC AG & Co. KGaA added by the Company)


================================================================================

Many advantages accrue to the Company and its shareholders through participation in the DAX. For many institutional investors, in particular, funds oriented on the index and foreign investors, listing on a select index is a decisive investment criterion. Some funds reproduce a select index and therefore rely exclusively on index membership.

The increased liquidity and consolidated DAX position will, in the opinion of the Management Board, lead to improved financing opportunities for the Company. In particular, the conditions for capital financing will be improved, as the market, because of increased liquidity, will be more receptive to new shares from future capital increases. The scope of maneuver for future financing will thereby be widened. Parts of the business strategy of Fresenius Medical Care, such as the world-wide strengthening of its presence in attractive expanding markets, the expansion of the spectrum of dialysis services offered and of its position as innovator in the product and process technology, can be implemented more easily with attractive financing opportunities. The intended structural measures will therefore in particular, also against the background of the present planned debt capital financing in connection with the acquisition of the Renal Care Group Inc. Nashville, Tennessee, U.S.A. ultimately contribute to an expansion of the future financial and operative scope and thereby to the continuation of the growth strategy of the Company.

In addition, the Company will, by the intended conversion of the preference to ordinary shares, acquire new capital. The participating preference shareholders must pay the Company for the conversion a premium of (euro) 12.25 for each preference share. If all preference shares were converted, the Company would have additional funds of approx. (euro) 324 million available, which would be placed in the capital reserves of the Company. This would lead to an improvement in the capital ratio of the Company.

The above described positive effects for the Company are also beneficial for the shareholders. The preference shareholders have the opportunity, by the conversion, of acquiring ordinary shares of the Company at favorable terms. While they must pay a premium per preference share of (euro) 12.25 to the Company for the conversion, the premium constitutes only approx. 66% of the average price difference between the German weighted average ordinary and preference share prices over the three months prior to the announcement of the intended conversion offer. On the basis of these weighted average stock exchange prices in the said reference period, however, preference shareholders can therefore acquire, by conversion, ordinary shares at a discount of (euro) 6.25 or approx. 10%. The Company thereby intends to provide the preference shareholders with an incentive to participate in the conversion program. This incentive accrues directly to the shareholders, if they avail of the conversion offer.

The measures, however, also benefit the ordinary shareholders. While the preference shareholders can acquire ordinary shares by conversion at favorable conditions, the Management Board assumes that the dilution of voting rights thereby caused and the possible dilution of the value, will be reasonably made-up by the benefits of the measures. Firstly, most of the difference in value between ordinary and preference shares will be covered by the conversion premium, which will strengthen the capital base of the Company. Secondly, the attractiveness of the ordinary shares will be increased due to greater liquidity and the consolidation of DAX membership. Finally, the preferential dividend in accordance with the Articles of Association will be cancelled for all converted shares. The Management Board has, in its assessment of the conversion premium, complied with the judgment of the OLG Koln of 20 September 2001 in the "Metro" case - 18 U 125/01, which was comparable.

Ultimately, the Management Board is convinced that the conversion of the preference shares into ordinary shares is in the interests both of the Company and its preference and ordinary shareholders.

4.1.4   Amendments to the Articles of Association Arising from the Conversion

With the conversion of preference shares into ordinary shares, a simultaneous conversion of the authorized capital and the employee participation programs to ordinary shares is connected. These are the consequence of the intention to abolish the preference shares. Details are provided under the headings "7.3 Adjustment of the Employee Participation Programs" and "7.4 Amendment of the Authorized Capital"


4.2     Transformation of Legal Form to a Partnership Limited by Shares

The advantages of conversion of preference shares into ordinary shares can be achieved only with the simultaneous transformation of legal form of the Company into a partnership limited by shares (Kommanditgesellschaft auf Aktien; KGaA) because, by this change of legal form, the unfavorable consequences for Fresenius AG connected with the loss of the voting majority at the General Meeting of FMC AG due to the conversion of preference shares into ordinary shares, will be negated. By the change of legal form, the intended expansion of the financial and operative maneuverability of the Company can be achieved with the rights of the outside shareholders and corporate governance remaining unchanged in principle.


4.2.1   Interests of Fresenius AG

Fresenius AG at present holds approximately 35.53 million ordinary shares in the Company, and thereby, with approx. 50.8% of the ordinary shares, the majority of voting shares in FMC AG. With this majority of shares, Fresenius AG is in a position to determine the results of General Meeting resolutions which require only a simple majority, without the voting of the other shareholders and the number of other shareholders participating in the voting being crucial. This applies, for example, to resolutions on the election of members to the Supervisory Board and the appointment of the auditors. This "personnel competence" for the management of FMC AG lies therefore with Fresenius AG, through the possibility of electing the members of the Supervisory Board of FMC AG. From a legal point of view, FMC AG is therefore a corporation controlled by Fresenius AG (Section 16 para. 1 Stock Corporation Act). Fresenius AG exercises control in the meaning of corporate group law, while FMC AG is seen as a dependent corporation of Fresenius AG (Section 17 para. 1 Stock Corporation
Act). Because of its majority of voting shares, Fresenius AG is entitled and obliged to consolidate FMC AG completely in its group financial statement. This possibility of consolidation is of major significance for Fresenius AG because firstly, the intelligibility and comparability of the group financial statements in time sequence is provided and secondly, the transparency directed to the capital markets is maintained to the benefit of parties interested in the financial statements.

If only the conversion of preference shares into ordinary shares were implemented, without the transformation of legal form, even a minimal participation of the preference shareholders in the conversion process would lead to Fresenius AG losing its voting majority in the General Meeting of the Company. It would lose its dominant position in the meaning of corporate law and accountancy. Consequently, Fresenius AG would no longer be entitled to fully consolidate the Company. Fresenius AG would then be affected by the dilution of voting rights as a result of the conversion of preference shares in a manner different in quality from that of the other ordinary shareholders in the Company, because it would lose a position by which it at the present time exercises control. The possible positive effects on the price and the cancellation of the preferential dividend of the converted preference shares is not an adequate compensation for this, because Fresenius AG does not, at the present time, intend to reduce its participation and thereby profit from a price increase.

Against the background of this corporate law situation, it is then according to Fresenius AG only acceptable to it to vote for the planned conversion program if it continues to be in a position to exercise a controlling influence and to fully consolidate the Company. This is possible only in the legal form of a KGaA in which Fresenius AG exercises a controlling position on the General Partner. This also allows Fresenius AG to continue to consolidate Fresenius Medical Care.

Maintenance of its controlling influence on FMC AG is for Fresenius AG an important component of its business philosophy. The charitable Else Kroner-Fresenius-Stiftung, into which the interest in the Fresenius Group was incorporated by inheritance and which holds the majority of ordinary shares in Fresenius AG, and Fresenius AG itself, consider themselves obliged by the testamentary disposition of the founder, according to which the business of the Fresenius Group of Companies should remain united and continue together as far as possible. As the dialysis business operated by Fresenius Medical Care was already at the time of the testamentary disposition by the founder of the Stiftung a significant business division of Fresenius, it should continue to be an integral part of the Fresenius Group. The Else Kroner-Fresenius-Stiftung as holder of the majority of ordinary shares in Fresenius AG is for this reason interested in Fresenius AG continuing to exercise a controlling influence on the Company so that in this manner the wish of the founder that the business be maintained as a unit, is respected.


4.2.2   Interests of Outside Shareholders

The legal position of the shareholders and their interests will be affected by the intended transformation of legal form from an AG into a KGaA. These changes affect the outside shareholders, i.e. all shareholders apart from Fresenius AG, in particular. The changes will be dealt with and explained in detail under the heading "8. Future Participation of Shareholders in Fresenius Medical Care AG & Co. KGaA". In the view of the Management Board, the most significant adverse change for the outside shareholders consists in the fact that the Supervisory Board,which is elected with the participation of the outside shareholders, has no competence in a KGaA for the appointment and removal of the management of the company, i.e. in the present case the members of the Management Board of the General Partner Fresenius Medical Care Management AG. This legal change which is of considerable importance in principle, will not have adverse effects in the present concrete situation of the Group because Fresenius AG at the present time has a voting majority in the General Meeting and can, therefore, appoint the Supervisory Board irrespective of the votes of the outside shareholders. In the opinion of the Management Board, this situation would not have changed in the foreseeable future.

In addition, the Management Board has worked towards such a formulation of the Articles of Association of the KGaA and of its General Partner, so that almost identical standards of corporate governance and transparency as in the present corporate structure are achieved. The other changes associated with the transformation of legal form for the shareholders will be explained and presented in detail under the heading "8. Future Participation of Shareholders in Fresenius Medical Care AG & Co. KGaA".


4.2.3   Effect of the Transformation of Legal Form on the Stock Exchange Price

It cannot be excluded that the transformation of legal form from an AG to a KGaA could itself have negative effects on the stock exchange price. This could be due firstly to the fact that the KGaA is a more complex organizational structure less well known to the capital market, and secondly, the lack of influence on the part of the limited partners (KGaA-shareholders) on the appointment of the management could restrict the projection of the stock exchange price. A share price discount based on the legal form itself, even though such companies as Henkel KGaA and Merck KGaA have been represented on the capital markets in this legal form for a long time, cannot, in principle, be excluded.

In the present case of the transformation of legal form of FMC AG into a KGaA there are good grounds on which the described potential discount due to legal form will either not arise at all or will be made up in the medium term. Firstly, the transformation resolution proposed ensures an actual structure of the KGaA with almost identical standards of corporate governance and transparency as in the existing corporate structure. In addition, the actual existing influence opportunities of the shareholders of the Company will not be affected by the transformation of legal form, in particular, because even in the existing FMC AG because of the fixed majority position of Fresenius AG, no influence of the outside shareholders on the business and personnel policies and on a takeover of the Company, against the wishes of Fresenius AG, arises. It is probably decisive that the transformation of legal form does not constitute an isolated measure. Rather, it is extremely important for the acceptance on the capital market that the conversion of preference shares into ordinary shares is facilitated by the transformation of legal form, which will then lead to increased free float of the ordinary shares and thereby a consolidated position in the DAX and , it is anticipated, to an increase in the liquidity of the ordinary shares. This is connected overall to a considerable improvement in the capital structure of the Company.

The Management Board is therefore confident that the capital market will recognize the transformation of legal form as a necessary part of an overall transaction and reward it accordingly and that this will probably, in the mid-term, have a positive effect on the stock exchange price of the ordinary shares. The development of the share price since the announcement of the entire transaction also shows a positive reaction of the capital market. The Company intends to promote the acceptance by the capital market of the entire transaction by appropriate investor relations and public relations work.


4.2.4 Advantages of the Entire Transaction for the Company and its Shareholders

The present capital structure of the Company is characterized by a relatively small majority in voting ordinary shares on the part of Fresenius AG. This means that further capital financing by the issue of new ordinary shares is de facto excluded as long as Fresenius AG is not prepared to surrender its majority voting position and is unwilling or unable to participate proportionately in capital increases. The Company is usually therefore obliged to rely on the issue of the less attractive preference shares for the acquisition of capital. By the transformation of legal form into a KGaA, this limiting factor is removed, as dilution of the ordinary shares (up to the limit described in Section 8.2.1) no longer leads, for Fresenius AG, to a loss of the controlling influence over the Company and therefore is acceptable to Fresenius AG. From the point of view of the Company, the transformation of legal form is a necessary condition not only for the realization of the advantages of the conversion of the preference shares into ordinary shares, but also for every other creation of ordinary shares, for example, in the course of future capital increases.

Taking account of the existing rights of the shareholders, the Management Board and the Supervisory Board are convinced that the transformation of legal form in itself, but in particular also the combination of both measures, i.e. the transformation of legal form and the conversion of preference shares into ordinary shares, leads to increasing the financial and operative maneuverability. This increased flexibility enables the Company to realize its clearly formulated long-term growth objectives and strategies and thereby to increase shareholder value in the long-term. The latest example of this growth strategy is the announced acquisition of Renal Care Group, Inc., Nashville/Tennessee, U.S.A. By this acquisition, Fresenius Medical Care will further consolidate its position as the world-wide leading vertically integrated provider of dialysis services and products. The following are the main considerations in favour of the increase in future financial and operative maneuverability aimed at:

     o Creation of an attractive capital structure for the Business. The legal changes in the course of the transaction as a whole will give the Business the structural opportunity for issuing new ordinary shares. The financial conditions for possible future capital financing could thereby improve.

     o Improving the liquidity of the shares. The transaction as a whole will lead to an increase in the free float of the ordinary shares and thereby an anticipated improvement in the liquidity of the ordinary shares and an improvement in the position of the Company on the German share index (DAX).

     o Maintenance of the existing Corporate Governance standards. The proposed transformation of the legal form of the Company will substantially protect and maintain today's Corporate Governance standards and transparency at FMC AG.

In the course of the transformation of legal form, Fresenius Medical Care Management AG will enter the Company as General Partner without taking a participation in the capital and assume, through its management, the management and representation of the Company. All shares in Fresenius Medical Care Management AG will be held by Fresenius AG, which can thereby retain its controlling position over the Company, in spite of the conversion of the preference shares into ordinary shares.

From a legal and factual point of view, the transformation of legal form will cause no significant change in the position of the outside shareholders. The present situation of the

Company is characterized by the fact that Fresenius AG holds the majority of the voting ordinary shares. The remaining ordinary shares and all the preference shares are in free float. This means that within the existing legal form of a stock corporation, Fresenius AG can pass General Meeting resolutions which require only a simple majority, at any time by means of its voting majority of 50.8% in the General Meeting. This affects, in particular, the election of members of the Supervisory Board and the auditors. The outside shareholders have no possibility of exercising influence, indirectly through the appointment of Supervisory Board members, on the appointment of members of the Management Board, against the wishes of Fresenius AG. A comparison of the present actual distribution of influence in the Company with that which will result from the transformation of legal form to a KGaA, shows that the outside shareholders' influence will not, seen overall, be adversely affected but rather, partially improved. This applies, for example, to the approval of the annual financial statements which in the KGaA is a matter for the General Meeting and no longer - as is the case in the AG, in principle - a matter for the Supervisory Board. On the other hand, the opportunities of Fresenius AG to exercise its influence will not be strengthened by the transformation of legal form and the measures in advance thereof but rather - in particular by the conversion of the preference shares into ordinary shares - partially weakened. Apart from the reduction in its percentage of the ordinary shares held, and thereby of its influence, Fresenius AG will, in the General Meeting of the KGaA, be prohibited from voting on the election of the Supervisory Board and of the auditors. This means that the outside shareholders alone will be able to decide these issues in the KGaA.

It is, however, intended that the Management Board notifies the transformation to the commercial register even if the shareholders were to reject the conversion of the preference shares into ordinary shares or if delays occur therein due to legal disputes. The same shall apply with regard to the proposed resolutions to the Agenda items 2 and 3 of the extraordinary General Meeting, which concern the adjustment of the existing employee participation programs and the creation of authorized capital. The transformation of legal form is, in itself, in the interests of the Company as it facilitates the creation of an attractive capital structure for the Company in the medium and long term. The consequences then for the rights of the shareholders are shown in this transformation report in Section 10.


4.3     The Costs of the Transformation of Legal Form

According to a present estimate, the costs of the transformation of legal form into a KGaA will be approximately (euro) 7.5 million in total. This estimate contains, in particular, the costs of the formation audit, the necessary publications (in Germany and in the U.S.A.), the extraordinary General Meeting on 30 August 2005, the Separate Meeting of the preference shareholders on 30 August 2005 and if necessary on 31 August 2005, the notarial and court costs, the costs of the stock exchange admission of all shares of the Company, including the costs for the preparation, review and printing of the stock exchange admission prospectus and the costs for external advisors, in particular, the investment banks instructed and the legal advisors and auditors in Germany and the U.S.A.

The costs mentioned do not include the costs of the conversion of preference shares into ordinary shares. These costs are estimated at approx. additional
(euro) 4.5 million. This estimate contains, in particular, the costs of the necessary publications (in Germany and in the U.S.A.), and the costs for external advisors (in particular, the investment banks instructed and the legal advisors and auditors in Germany and the U.S.A).

      5. The Method of Transformation of Legal Form and Explanation of the
                               Relevant Resolution


5.1     Transformation Procedure

The transformation of the legal form of the Company is intended to be by transformation in accordance with the provisions of the Transformation Act. On registration of the transformation of legal form with the commercial register of the Company the transformation will be effective. The Company continues to exist after the registration in the legal form of a Kommanditgesellschaft auf Aktien as specified in the transformation resolution. The details of the transformation are contained in the transformation resolution which will be presented to the General Meeting of 30 August 2005 to be voted on for decision, and explained hereunder at Section 5.3 of this transformation report.


5.2     Significant Legal Steps in the Transformation

The legal basis for the transformation is the transformation resolution which will be presented for decision at the extraordinary General Meeting of 30 August 2005. The draft of the transformation resolution will be forwarded to the works councils of the Company at least one month prior to the General Meeting (cf.
Section 194 para. 2 Transformation Act). This will ensure that the workers' representatives can take notice of the description of the consequences of the transformation of legal form for the employees and their representatives contained in the transformation resolution.

For its effectiveness the transformation resolution requires notarization (Section 193 para. 3 sentence 1 Transformation Act) as well as a majority of three quarters of the capital of the Company represented at the taking of the resolution and a simple majority of the votes cast (Section 240 para. 1 sentence 1 Transformation Act and Section 133 para. 1 Stock Corporation Act). Furthermore, the transformation requires the approval of the new General Partner, Fresenius Medical Care Management AG (Sections 240 para. 2, 221 Transformation Act). Fresenius Medical Care Management AG takes the position of founder of the entity in the new legal form in accordance with Section 245 para. 2 Transformation Act. It is a further condition for the effectiveness of the transformation that the General Partner explicitly approves the new Articles of Association of the KGaA (Sections 240 para. 2 sent. 2, 221 Transformation Act. The declaration of approval of the General Partner must be notarized. It is also intended to be made at the extraordinary General Meeting on 30 August 2005.

According to Section 197 Transformation Act the rules of incorporation (Grundungsvorschriften) for the legal entity in the new legal form are applicable with regard to the transformation of legal form, meaning in this case the rules for the incorporation of a KGaA. Hereby the raising of the capital will be achieved by way of the transformation of legal form itself; the shareholders are not obliged to make a payment to the Company or another contribution to the assets of the Company. This means that the incorporator, in this case the Fresenius Medical Care Management AG (cf. Section 245 para 2 Transformation Act), has to prepare an incorporation report (Grundungsbericht), in which the course of events of the transformation will be reported in detail (Section 32 Stock Corporation Act). Thereafter an examination of the incorporation (Grundungsprufung) will be conducted by Fresenius Medical Care Management AG as General Partner and by the Supervisory Board of the Company, and an additional examination will be conducted by an external auditor (Section 33 Stock Corporation Act). The thereby prepared examination reports as well as the incorporation report will be submitted to the commercial register together with the filing for registration of the transformation of legal form.

After the approval of the General Meeting of the Company and the accomplishment of the examination of the incorporation, the Management Board will notify the change of legal form to the Company's commercial register. The resolution proposals of the Management Board and Supervisory Board provide that the measures prior to the transformation of legal form, described in more detail in
Section 7, should be registered in the commercial register of the Company previously. The Management Board will, in that case, notify the transformation of legal form to the commercial register so that this will be entered directly subsequent to those measures. If, on the other hand, a resolution on the measures in advance of the transformation of legal form is not passed because, for example, the resolution does not receive the required majority of the General Meeting or the Separate Meeting, or if the resolutions are the subject matter of a court case, the Management Board can notify the resolved transformation of legal form even without the prior entry of individual or all of the advance measures, in the commercial register. If thereby deviations from the consequences which are outlined in Sections 4 to 9 of this transformation report arise for shareholders of the Company, they will be separately outlined under the heading "10. Transformation of Legal Form without the Advance Measures".


5.3     Explanation of the Transformation Resolution

The draft transformation resolution is item 4 b) of the agenda for the extraordinary General Meeting of the Company on 30 August 2005 and printed as Annex 1 to this report. It is explained as follows:


5.3.1 Transformation into Partnership Limited by Shares (Kommanditgesellschaft auf Aktien)

According to Section 194 para. 1 No. 1 Transformation Act, the transformation resolution must state the legal form which the legal entity is intended to acquire. Accordingly, No. 1 of the draft transformation resolution provides that the Company will be transformed in accordance with the provisions of the Transformation Act into a partnership limited by shares (Kommanditgesellschaft auf Aktien; KGaA).

According to Section 202 Transformation Act, the transformation of the Company into a KGaA will be effective on registration with the commercial register with jurisdiction over the Company of the Local Court (Amtsgericht) Hof an der Saale. On registration, the Company continues to exist in the form of a KGaA. Only the legal form changes (Principle of the discontinuity of the legal order) but not the identity of the Company (Principle of the identity of the legal entity). The entity in a new legal form acquires a new name because of the transformation (cf. Section 5.3.2) as well as new Articles of Association (cf. Section 5.3.6.). The legal relationships existing between the Company and third parties continue unchanged.

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                                                                              40


There is no passing of assets of the Company. If public registers become inaccurate by the change of name (cf. Section 5.3.2) they will be corrected on the application of the entity in its new legal form. The position of the Management Board as an organ ends, that of the Supervisory Board, however, remains (as to the organ status of the Supervisory Board see under Section 8.2.2).

The service agreements of the members of the Management Board continue in force after the coming into effect of the transformation. The members of the Management Board, however, have declared their consent that their service agreements will be rescinded by agreement without compensation. The members of the Management Board will, subject to the corporate law competence of the Supervisory Board of Fresenius Medical Care Management AG, become members of the Management Board of the General Partner Fresenius Medical Care Management AG on the coming into effect of the transformation (see under Section 8.2.2) and will conclude new service agreements with it on the same terms. The service agreements of the members of the Management Board will thereby in effect pass to Fresenius Medical Care Management AG on the same conditions.

The differences between the legal form AG and KGaA and the resulting effects for the shareholders are explained in Section 8. The tax effects for the Company and its shareholders are explained in Section 6.


5.3.2   The Name of the Entity in its new Legal Form

Under Section 194 para. 1 no. 2 Transformation Act, the transformation resolution must contain the name of the entity in its new legal form. Accordingly, No. 2 of the draft transformation resolution provides that the entity in its new legal form will be called "Fresenius Medical Care AG & Co. KGaA". The only change occurring to the name of the entity in its new legal form in comparison with its existing name is the adjustment in accordance with the change of legal form effective on registration of the transformation. The legal form suffix contains not only a reference to the legal form of the entity namely "KGaA" but the total suffix "AG & Co. KGaA". This takes account of the fact that with Fresenius Medical Care Management AG, a legal person is the sole General Partner in the entity in its new legal form. The Stock Corporation Act provides in this case by Section 279 para. 2 that the name must contain a description which indicates the limited liability of the General Partner. This is usually observed by the addition "AG & Co.".


5.3.3   Participation of the Shareholders in the Entity in its new Legal Form

In No. 3 of the draft transformation resolution, the implementation of the provisions of Section 194 para. 1 no. 3 Transformation Act are presented, namely how the shareholders of the Company will participate in the entity in its new legal form in accordance with the relevant provisions. It is specified that the capital of the Company of (euro) 246,924,300.80 is not changed by the transformation of legal form, but rather, will become the capital of the entity in its new legal form. The persons and companies who at the time of the registration of the transformation of legal form with the commercial register are shareholders in FMC AG, will be shareholders (limited liability (KGaA-) shareholders) in Fresenius Medical Care AG & Co. KGaA (hereinafter also referred to as "FMC AG & Co. KGaA"). They participate to the same

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                                                                              41


extent and with the same number of ordinary or preference shares in FMC AG & Co. KGaA as they did in FMC AG prior to the transformation becoming effective (Principle of the continuity of the shareholders). This means firstly that the share which is represented by a non-par value share in the capital does not change. Secondly, the ordinary shareholders receive the same number of voting ordinary shares which they had in FMC AG prior to the coming into effect of the transformation and the preference shareholders receive the same number of non-voting preference shares as they had in FMC AG prior to the coming into effect of the transformation. In accordance with Section 202 para. 1 No. 2 Transformation Act, third party rights to the shares (such as pledges) continue to apply to the limited liability shares issued in place of such shares. It is not necessary that such rights be re-constituted.


5.3.4    Entry of the General Partner Fresenius Medical Care Management AG

According to Section 194 para. 1 No. 4 Transformation Act, the transformation resolution must specify the shares or memberships in the entity in its new legal form which the acceding General Partner will be granted. No. 4 of the draft transformation resolution specifies in this respect that Fresenius Medical Care Management AG is to accede as General Partner. Letter c) of the agenda item 4 of the General Meeting under which the vote on the transformation of legal form is to be taken, provides that Fresenius Medical Care Management AG declares its consent to its accession as General Partner and approves the Articles of Association of FMC AG & Co. KGaA. Furthermore, the share of capital which Fresenius Medical Care Management AG will receive in the new entity as a result of the transformation of legal form is specified under No. 4 of the draft transformation resolution, in accordance with the statutory requirements. It is specified that Fresenius Medical Care Management AG will not take any share in the capital and therefore will not participate in the assets, profit and loss of FMC AG & Co. KGaA. This means that Fresenius Medical Care Management AG does not, on its entry into the Company, have to make any contribution. Correspondingly, it does not have the right to participate in profits. This is a usual provision applicable to general partners which exercise exclusively management functions. For the shareholders this provides as a corollary that their rights to dividends are not diluted or otherwise adversely affected by the entry of Fresenius Medical Care Management AG into the Company.

The rights and duties of the General Partner are specified under Section 8.2.1. Under Section 8.2.2 the legal and de facto relationships of Fresenius Medical Care Management AG are explained.


5.3.5    Special Rights

The draft transformation resolution describes at No. 5 the rights which will be granted to the shareholders and holders of special rights, i.e. the holders of preference shares and the holders of convertible bonds and stock options out of the employee participation programs in the entity in its new legal form. This is in conformity with the provisions of Section 194 para. 1 No. 5 and Sections 204, 23 Transformation Act.

With regard to non-voting preference shares, it is stated that the holder of non-voting preference shares receive the same rights which they had in FMC AG. This means that out of the annual financial statements profit a dividend EUR
0.06 higher than the voting

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                                                                              42


bearer ordinary shares, at least, however, a dividend of EUR 0.12 for each non-voting bearer preference share. If the profit on the annual financial statements in one or more financial years is not adequate to enable payment of EUR 0.12 per non-voting bearer preference share, the deficits will be paid in arrear, without interest, out of the profit on the annual financial statements of the following years, after distribution of the minimum dividend on the non-voting bearer preference shares for that financial year and before the payment of a dividend on the voting bearer ordinary shares. The right to such payment in arrear is an integral part of the right to dividends of that financial year out of the profit on the annual financial statements of which the payment attributable to the non-voting bearer preference shares is made. A corresponding provision in relation to the rights of the non-voting preference shares and to the preferred dividend will be included in Art. 19 of the Articles of Association of FMC AG & Co. KGaA.

The intended adjustment of the employee participation programs in advance of the transformation of legal form in connection with the planned conversion of preference shares into ordinary shares is described under Section 7.3. In the draft of the transformation resolution it is specified that the holders of convertible bonds and stock options out of the employee participation programs of 1996, 1998 and 2001 need not anticipate any change in their legal position due to the transformation of legal form. It is explained that holders of convertible bonds and stock options in respect of which the conversion right or option refers to preference shares or ordinary shares will have the conversion right or option in the entity in its newly form to preference shares or ordinary shares of the entity in its new legal form. To meet the rights of the holders of convertible bonds or stock options the conditional capital already provided for in FMC AG will continue in the entity in its new legal form. In addition the transformation resolution contains the explanation that the targets provided in each employee participation program are not affected by the transformation.


5.3.6 Approval of the new Articles of Association of Fresenius Medical Care AG & Co. KGaA

Under No. 6 of the draft transformation resolution, the new Articles of Association of the entity in its new legal form is to be approved in the form attached as Annex 3. For Arts. 14 and 15 of the Articles of Association a deviating provision is provided. Section 123 Stock Corporation Act will be amended by the Act for Corporate Integrity and Modernization of the Law of Avoidance (Gesetz zur Unternehmensintegritat und Modernisierung des Anfechtungsrechts; "UMAG"), the taking effect of which is expected for 1 November 2005. By this amendment the deposit of the shares will be replaced by the registration of the shareholders to the General Meeting and the proof of ownership of shares. The relevant reporting date for the shares is the beginning of the 21st day prior to the General Meeting. In order to comply with the amended provisions, Arts. 14 and 15 shall be amended in a wording deviating to the otherwise used wording, if the transformation of legal form is filed with the commercial register for registration after the taking effect of the amendment to Section 123 Stock Corporation Act. The same shall apply, if the amendment to Section 123 Stock Corporation Act becomes effective after the filing for registration with the commercial register, but before the registration of the transformation of legal form with the commercial register. This will ensure that the Articles of Association of FMC AG & Co. KGaA pending for registration conform to the applicable law at any time from the extraordinary General Meeting until the taking effect of the amendment to Section 123 Stock Corporation Act. Furthermore, to the extent that the proposed amendment to the Articles of Association under Agenda item 3) above have not been registered with the commercial register until the registration of the transformation of legal form, the Articles of Association of FMC AG & Co. KGaA shall be deemed to be approved, in deviation from the proposed wording made in Annex 3, without paragraphs 3 and 4 of Article 4 of the Articles of Association. The Articles of Association of the entity in its new legal form are explained under Section 8.2.3.

Because of the measures in advance of the transformation of legal form, i.e. the conversion of preference shares into ordinary shares and the adjustment of the employee participation programs, the division of the capital into ordinary shares and preference shares can change. The same applies to the exact determination of the conditional capital required for the employee participation programs. Furthermore, shares issued out of conditional capital, as the case may be, could still change the present amounts. The precise distribution between preference shares and ordinary shares is not yet determined and will not not even be determined at the time of the General Meeting, because it depends on the extent to which the preference shareholders and/or those entitled under the employee participation programs exercise their conversion right. The Supervisory Board is therefore at the end of No. 6 of the draft transformation resolution authorized to amend the Articles of Association of the entity in its new legal form approved in the course of the transformation of legal form as is necessary, because of the issuance of shares out of conditional capital in the meantime as the case may be, in accordance with the new distribution of ordinary and preference shares and the then existing division of the conditional capital into ordinary and preference shares. This includes the adjustment of the amount of the share capital of FMC AG & Co. KGaA in Art. 4 para. 2 sentence 2 of the Articles of Association of FMC AG & Co. KGaA.


5.3.7   No Offer of Compensation to the Shareholders

In accordance with the statutory provisions of Section 250 Transformation Act, no offer of compensation under Section 207 Transformation Act need to be made to shareholders in the case of a transformation of legal form of an AG into a KGaA as in the present case. The Company is not entitled for this reason to grant the shareholders' possibility of leaving the Company in return for compensation. This is referred to at No. 7 of the draft transformation resolution.


5.3.8 Consequences of the Transformation of Legal Form for the Employees and their Representation

As prescribed in Section 194 para. 1 No. 7 Transformation Act, No. 8 of the transformation resolution states the consequences of the transformation of legal form for the employees and their representations. The draft of the transformation resolution will be forwarded to all works councils of the Company one month prior to the General meeting at the latest (cf. Section 194

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                                                                              44


para. 2 Transformation Act), so that the workers' representatives can take notice of these statements. In view of the identity between the legal entity in its old and in its new legal form described under Section 5.3.1 the transformation of legal form has no effects on the employees and their representation. Details in accordance with the statutory regulations are given in the transformation resolution itself as follows:

The transformation of legal form has no effects for the employees and their representations. The pure transformation of legal form does not involve a change of employer. The employment contracts of the employees continue to apply unchanged. The employer's right to issue directions will be exercised after the transformation by the Management Board of the General Partner Fresenius Medical Care Management AG. This involves no change for the employees.

The composition of the works councils and their rights and authorities are not changed by the transformation. All works agreements remain in effect in their present form unchanged. Neither is co-determination affected. Neither is the involvement of the Company and its subsidiaries in collective bargaining agreements affected by the transformation of legal form.

On the basis of the transformation of legal form there are no other measures proposed or planned which would affect the situation of employees.


5.4.    Supervisory Board of the Entity in its New Legal Form

According to Section 203 sent. 1 Transformation Act, the members of the Supervisory Board, after a transformation of legal form, remain in office for the remainder of their period as members of the Supervisory Board of the entity if the Supervisory Board in the entity in its new legal form is formed in the same way and with the same composition. This is the case here in the transformation of FMC AG into FMC AG & Co. KGaA.

There is, however, the particular situation that Dr. Ulf M. Schneider, chairman of the Management Board of Fresenius AG, will no longer belong to the Supervisory Board of the entity in its new legal form. He has declared his resignation to the Company from his position as a member of the Supervisory Board with effect from the day of registration of the transformation with the commercial register of the Company. Dr. Schneider wishes, in his position as chairman of the Management Board of Fresenius AG, the sole shareholder in the future General Partner Fresenius Medical Care Management AG, to restrict his activity to membership of the Supervisory Board of Fresenius Medical Care Management AG.

The legal and factual situation of the General Partner Fresenius Medical Care Management AG is explained under Section 8.2.2 It is planned to expand the Supervisory Board of FMC AG & Co. KGaA to six members by way of a court appointment, after the transformation of legal form has become effective in accordance with the statutory provisions. The relevant procedure is provided for in Section 104 Stock Corporation Act. The competent court is the Local Court (Amtsgericht) Hof and der Saale.

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                                                                              45


5.5     Appointment of the Auditors of the Entity in its new Legal Form

For reasons of legal certainty, at No. 9 of the transformation resolution the auditors proposed for the financial year 2005 already under item 5 of the Agenda for the ordinary General Meeting of 24 May 2005 are again appointed. This is to provide legal certainty that the appointment of the auditors KPMG
Deutsche-Treuhandgesellschaft Aktiengesellschaft,
Wirtschaftsprufungsgesellschaft, Frankfurt am Main continues after the registration of the transformation of legal form.


5.6     Reasons for the Transformation of Legal Form and Alternatives

The legal and financial reasons for the transformation of legal form are explained under Section 4.2.

The Management Board extensively considered possible alternatives to the proposed measures in advance of the transformation of legal form. After careful consideration of the arguments for and against, it has come to the conclusion that there is no alternative to the proposed measures which would take account of the interests of the Company and its shareholders to the same extent.
Particulars:

     o No implementation of the entire transaction. The Management Board considered refraining from the entire transaction without an alternative. The Company would then, however, not have been able to achieve the goals pursued with the entire transaction (cf. Section 4.2). The Company would thereby firstly have lost the opportunity of unifying its share classes and thereby arriving at an attractive capital structure. By the entire transaction, the structural possibilities for issuing new ordinary shares are provided and thereby the conditions for future capital financing improved. Secondly, the entire transaction leads to an increase in the free float of ordinary shares and is thereby anticipated to lead to an increase in the liquidity of the ordinary shares and a consolidation of the DAX-position of the Company. This result, which is important both for the Company and shareholders, would likewise have remained closed without an alternative. The alternative therefore to refrain from the entire transaction did not and does not exist, in the opinion of the Management Board.

     o Conversion of Preference Shares into Ordinary Shares without transformation of legal Form. Theoretically, it would have been possible to implement the advance measures to the transformation of legal form, namely, the conversion of preference shares into ordinary shares and the amendment to the Articles of Association thereby required, without the transformation of the Company into a KGaA. This would have had the result that Fresenius AG, due to the increase in the number of voting ordinary shares as a result of the conversion, would have lost its voting majority in the General Meeting of the Company. It would then not have been any longer in a position to appoint the Supervisory Board of the Company and thereby indirectly influence the appointment of the management of the Company. This would have had the result that Fresenius AG would not have been able to fully consolidate the results of the Company in its own group financial statements. For this reason, Fresenius AG

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                                                                              46


          indicated that it was not prepared to consent to such an isolated unification of the share classes. For the Management Board, this theoretically available alternative therefore was no longer available because the necessary majority in the General Meeting would not have been achievable.

     o Acquisition of Capital by Issue of Further Preference Shares. As explained under Section 4.2.4, the entire transaction has the additional aim that future capital requirements of the Company, in particular, for acquisitions of companies or parts of companies, is met on reasonable conditions. Theoretically, this could also be achieved by the issue of additional preference shares. The Management Board therefore considered as a possible alternative whether additional preference shares alone could be issued without the implementation of any of the other points of the entire transaction, i.e. neither the conversion of preference into ordinary shares nor the transformation of legal form into a KGaA. This alternative is, however, inadequate and would not have achieved the objective at which the Company aims in the entire transaction. Firstly, the possibility to issue further preference shares is limited. Under Section 139 para. 2 Stock Corporation Act, preference shares may be issued only up to half of the capital. This is a clear limit on the issue of further preference shares which would, at least in the long term, restrict the growth of the Company. Secondly, the issue of preference shares alone would result in the division between ordinary shares and preference shares being further reinforced. It is, however, precisely the declared objective of the Company to achieve a unification of the share classes in order to increase the free float and liquidity of the ordinary shares which is relevant for the DAX value and thereby an improvement in the DAX position of the Company (cf. Section 4.1.3.). Finally, the conditions of a future financing of capital by the issue of further preference shares would presumably be less attractive than by the issue of ordinary shares because the market for the ordinary shares already displays a high level of liquidity and is therefore considerably more absorbent and this liquidity will presumably increase still further with the implementation of the transaction. Less attractive issue conditions for new preference shares would also be linked to a higher dilutive effect for the present ordinary and preference shareholders.

     o Merger with a KGaA founded for this purpose by Fresenius AG. It would also be thinkable that instead of a transformation of legal form, a merger of the Company with an AG & Co. KGaA founded for that purpose by Fresenius AG would be proposed to the General Meeting (Section 2 para. 1 No. 1 Transformation Act). The measures described as "in advance of the transformation of legal form" (cf. Section 7) would be implemented unchanged. In the course of the merger, the shareholders of the Company would become shareholders in the receiving AG & Co. KGaA, so that ultimately a similar result would have been achieved as with the transformation of legal form into a KGaA. However a merger would be significantly more costly. The Company would, for example, have to undergo a valuation, unlike in the case of a transformation of legal form, in order to ascertain a proper relationship to the value of the receiving AG & Co. KGaA. In addition, the result thus ascertained would have to be audited by an independent merger auditor. As well as the increased cost, the entire transaction would be rendered considerably more complicated, compared to the transaction now planned, without commensurate advantages for the Company or its shareholders. For this reason, the Management Board also rejected this alternative.



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                                                                              48


            6. Operative, Accountancy, Financial and Taxation Effects


6.1     Operative and Financial Effects

Neither the conversion of the preference shares into ordinary shares nor the transformation of legal form to that of a KGaA has any effects on the business of Fresenius Medical Care. FMC AG & Co. KGaA will also be a holding company; the relationship to the operative subsidiaries will not change by the transformation of legal form. The effects of the transformation of legal form are limited exclusively to the change of capital structure and the legal form and do not affect the operative business of the Company. The other financial effects anticipated, in particular an improvement in the opportunities for future capital financing, are described in more detail in Section 4.


6.2     Accountancy and Finance Effects

6.2.1.  Conversion of the Preference Shares into Ordinary Shares

The preference shareholders participating in the conversion must pay a premium of (euro) 12.25 per preference share to FMC AG in order that the preference shares can be converted into ordinary shares 1 : 1. The conversion premium will be placed in the capital reserves of the Company without affecting the Company's results (Section 272 para. 2 Commercial Code; HGB). The amount of the subscribed capital of FMC AG will not be affected by the conversion. The total number of shares issued, i.e. the total of ordinary shares and preference shares remains unchanged.


6.2.2   Transformation of Legal Form

The transformation of legal form of FMC AG into a partnership limited by shares
(KGaA) leaves the capital of the Company unchanged. This applies, in particular, to the subscribed capital and the capital and profit reserves.

Neither a closing financial statement nor an opening financial statement is required for the implementation of the transformation. Because of the continuation of book values, the transformation of legal form is neutral as far as the Company's results are concerned. The expenses incurred due to the transformation transaction of (euro) 7.5 million (cf. Section 4.3) can be entered as valid expenses. The transformation of legal form cannot be backdated to any date earlier than the day of registration with the commercial register.

The transformation of legal form has no effect on the consolidation at the Company and at Fresenius AG.

After the transformation of legal form, the shareholders who include the shareholding in the Company in their balance sheets, continue the same accounting with the participation in FMC AG & Co. KGaA.

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                                                                              49


6.3     Taxation Effects for the Company

6.3.1   Conversion of the Preference Shares into Ordinary Shares

As far as FMC AG is concerned, the conversion of the preference shares into ordinary shares is neutral to results. The premium payments of (euro) 12.25 for each preference share lodged for conversion will be shown in the capital reserves in the contribution account for tax purposes.


6.3.2   Transformation of Legal Form

Income Taxes

Transformation of legal form, because of the absence of asset transfers and special provisions as to taxation, does not lead to a profit for the Company, so that tax neutrality is achieved.

As, by the transformation of legal form, the existing shareholders will be limited partners/shareholders and do not take the position of general partners, no system change of tax relevance from a capital corporation into a partnership takes place. More onerous analogue application of Sections 14, 18 Transformation Tax Act (UmwStG) which, under certain circumstances, could have an adverse tax effect, does not arise.

Other Taxes

The transformation of the legal form of FMC AG into a KGaA does not involve a transfer of assets and therefore VAT does not arise.

The conversion of the preference shares into ordinary shares and the subsequent transformation of legal form of FMC AG into FMC AG & Co. KGaA could result in the single entity relationship for VAT purposes (umsatzsteuerrechtliche Organschaft), existing between Fresenius AG and FMC AG, becoming unsustainable. However, any ending of the VAT single entity relationship should not have any significant consequences under VAT law.

The transformation of legal form does not give rise to property acquisition tax, because there is no change of legal entity.


6.4     Taxation Effects for the Shareholders

The following explanation of the taxation effects on shareholders of the transformation of legal form constitutes only a summary and does not take the circumstances of individual shareholders into account. In addition, only the taxation situation under German law is referred to. Taxation effects for the shareholders under foreign taxation laws and applicable double taxation treaties are explained only for shareholders subject to US tax law. The following explanation does not replace tax advice taking the personal circumstances of the individual shareholders into account. All shareholders are advised to obtain tax advice. This applies, in particular, for shareholders abroad or subject to foreign tax legislation.


6.4.1   Conversion of Preference Shares into Ordinary Shares

Taxation under German Tax Law

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                                                                              50


With regard to shares held as private assets for taxation purposes and in respect of which the disposal restriction of one year under Section 23 Income Tax Act (EStG) has not expired, the tax authorities hold the opinion that the conversion from preference to ordinary shares has the result only of modifying the existing membership rights of the shareholders. In particular, the conversion of preference shares into ordinary shares is not seen by the tax authorities as an exchange and is not therefore regarded either as a sale of preference shares or a purchase of ordinary shares. For shareholders with unlimited tax liability in Germany, the conversion of preference into ordinary shares within the speculation period, does not constitute a taxable private disposal in the meaning of Section 23 Income Tax Act. The conversion premium to be paid by the shareholders constitutes a retrospective acquisition cost for the shares. For shareholders who are not subject to unlimited tax liability in Germany, taxation on a private disposal transaction in Germany does not normally arise.

If the speculation period for privately held shares has expired, there are no taxation effects, in general, for the shareholders arising from the conversion of preference into ordinary shares. Neither does the speculation period start to run again.

As the tax authorities in the context of Section 23 Income Tax Act do not regard the conversion of preference shares into ordinary shares as an exchange, the conversion does not, in the case of preference shares held as private assets for tax purposes which constitute a significant participation in the meaning of
Section 17 Income Tax Act (direct or indirect participation of at least 1%) give rise to the presumption of a taxable exchange transaction. Therefore, in this case also, no taxable transaction is involved in the conversion of preference shares into ordinary shares. The conversion premium to be paid by the shareholders will be dealt with from a tax point of view as retrospective acquisition costs for the shares.

In the case of preference shares held as business assets, also, the conversion to ordinary shares does not, because of the lack of an exchange (see above), lead to a taxable transaction. The conversion premium to be paid by the shareholders will be dealt with from a tax point of view as retrospective acquisition costs for the shares.

Taxation under US Tax Law

For shareholders subject to US tax law, the conversion of preference shares in FMC AG into ordinary shares in FMC AG should not, in principle, give rise, under US tax law, to a taxable share exchange, as these receive no additional consideration. A US American shareholder with more than 5% holding in FMC AG must, however, conclude a gain recognition agreement with the Internal Revenue Service (IRS), which must be presented to the US American tax authorities as a condition for tax exemption.


6.4.2   Transformation of Legal Form

Taxation under German Tax Law

For shareholders with unlimited tax liability in Germany the transformation of legal form of FMC AG into a KGaA does not constitute a sale so that at the level of the shareholders no taxable profit is realized.

Taxation under US Tax Law

For shareholders subject to US tax law, the transformation of legal form of FMC AG into a KGaA should not, in principle, give rise, under US tax law, to a taxable share exchange, as they receive no additional consideration. A US American shareholder with more than 5% holding in FMC AG must, however, conclude a gain recognition agreement with the Internal Revenue Service (IRS), which must be presented to the US American tax authorities as a condition for tax exemption.




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                                                                              52


                7. Explanation of the Measures in Advance of the
                          Transformation of Legal Form


7.1 General Explanation of the Measures in Advance of the Transformation of Legal Form

At the General Meeting which will decide on the transformation of the Company into a KGaA, certain other measurements which, together with the transformation of legal form, are intended to serve the consolidation of the position of the Company in the German Share Index (DAX) will also be voted on. These measures shall, in case of being passed accordingly, be implemented prior to the registration of the transformation of legal form with the commercial register of the Company, i.e. still during the time the Company continues to be a stock corporation ("Measures in advance of the transformation of legal form"). If a resolution on individual or all of the Measures in advance of the transformation of legal form are not passed, or if the resolutions are subject to court proceedings, it is provided that the Management Board will, with the approval of the Supervisory Board, notify the transformation of legal form to the commercial register, even without the prior implementation of the said measures. If thereby deviations from the consequences which are outlined in Nos. 4 to 9 of this transformation report arise for shareholders of the Company, they will be separately outlined under the heading "10. Transformation of Legal Form without the Advance Measures".

The measures in advance of the transformation of legal form concern firstly the maximum possible conversion of preference shares into ordinary shares. By this conversion the number of ordinary shares and thereby the free float of this class of shares is intended to be significantly increased. Under the applicable rules of Deutsche Borse AG with regard to index weighting, an increase in the number of ordinary shares in free float would lead to a consolidation of the DAX position of the Company. Details thereof are described in Section 4.2.

After the conversion of most preference shares into ordinary shares the class of preference shares will have only a limited volume. It is, therefore, obvious that the price for preference shares will be adversely affected by the then reduced liquidity of such shares and that the attractiveness of investment in preference shares will be reduced.

In various employee participation programs, the Company has issued convertible bonds or stock options to employees and members of the Management Board of the Company and to employees and members of the Management Boards of affiliates (hereinafter referred to together as "Entitled Persons under the Employee Participation Programs"), entitling them to bearer preference shares under certain circumstances. In view of the planned reduction in the number of preference shares and the consequent lesser attractiveness of the shares of this class, it is no longer appropriate that convertible bonds or stock options entitle the holders to preference shares. In addition, after the conversion of the preference shares, the price of the ordinary shares is expected to be the significant indicator of the success of the Company. It is therefore intended to offer Entitled Persons under the Employee Participation Programs that their convertible bonds or stock options be altered so that in the future they are entitled to ordinary shares. The conditional capital which is provided for in Article 4 paras. 5 to 7 of the Articles of Association of the Company, will be adjusted in accordance with the number of convertible bonds or stock options so altered.

Against the background of the planned conversion of preference shares into ordinary shares, the authorized capital of the Company provided for in Article 4 paras. 3 and 4 of the Articles of Association of the Company and which refers to the issue of preference shares is not appropriate for the future. The authorized capital is therefore to be changed to also refer to the issue of ordinary shares.


7.2     Conversion of Preference Shares into Ordinary Shares

7.2.1   Subject Matter and Conversion Procedure

The proposed resolution of the Management Board and Supervisory Board provides that all preference shareholders of the Company will be offered the exchange of their preference shares for ordinary shares of the Company 1 : 1. This exchange, however, is under the condition, inter alia, that the preference shareholders pay a premium of (euro) 12.25 for each preference share to be so converted to an account to be nominated by the Company.

The conversion of the preference shares into ordinary shares will be carried out by the cancellation of the preference attached to the preference shares offered for conversion. In accordance with Section 141 para. 4 Stock Corporation Act, preference shares the preference of which is cancelled, thereby become ordinary shares. As the conversion will take place only on payment of a premium, the process is dependent on the voluntary cooperation of the preference shareholders. For this reason, a conversion procedure, in which all preference shareholders can participate, will be conducted by the Company after the resolution of the General Meeting. The details of this conversion procedure, i.e. in particular the technical process, will be determined by the Management Board in agreement with the Supervisory Board, and announced.


7.2.2   Effects of the Conversion on the Shareholders

Effects for the Ordinary Shareholders

The partial or complete conversion of the existing preference shares into ordinary shares will change the relationship between both classes of shares in the direction of an increase in the number of the ordinary shares. A dilution of their voting rights is therefore involved as far as the ordinary shareholders are concerned. For this reason, it is intended that the resolution of the General Meeting on the conversion is, at the same time, a special resolution of the ordinary shareholders in accordance with Section 179 para. 3 Stock Corporation Act.

The conversion premium to be paid by the converting preference shareholders has been calculated on the basis of the difference in the average stock exchange price for preference shares and ordinary shares during the three months prior to the announcement by the Company on 4th May 2005 of the intended conversion offer, weighted in each case. A discount of (euro) 6.25 of this difference is allowed to the preference shareholders, and thereby those shareholders de facto acquire the ordinary shares at a price reduced by approx. 10% (cf.

Section 4.1.2). The converting preference shareholders thereby receive a direct benefit which the ordinary shareholders do not receive. The difference in treatment between these groups of shareholders is justified in order to provide an incentive to as many preference shareholders as possible to convert their shares into ordinary shares. The achievement of the highest possible rate of conversion is in the particular interest of the Company because only by a clear increase in the number of ordinary shares in free float and thereby most probably the liquidity of the ordinary shares, will the position of the Company in the DAX 30 be strengthened. Details of the Company's special interest in this respect and on the advantages of the conversion for the ordinary shareholders are explained in Section 4.1.

Effects for the Preference Shareholders

The rights of preference shareholders will be affected by the conversion insofar as the preference attached to those shares declared for conversion by each preference shareholder will be cancelled. As, however, the preference will be withdrawn only on a voluntary basis, i.e. if the shareholder lodges a transformation declaration for his shares with the Company, there are good grounds on which to argue that a special resolution of the preference shareholders in accordance with Section 141 para. 1 Stock Corporation Act by which the preference shareholders will also consent, is not necessary. Such a resolution is nevertheless intended, in order to involve the preference shareholders in the decision and to provide in that respect the greatest possible legal certainty.

For the preference shareholders who do not participate in the conversion process, their preference right will not be affected but will continue unchanged. However, it is obvious that the stock exchange price for preference shares which remain will be adversely affected due to the overall reduced liquidity of the preference shares, so that preference shareholders who do not participate may suffer indirect financial disadvantages. A further conversion offer is not intended.

The above described benefits do not accrue to the preference shareholders who do not participate in the conversion. Nevertheless, this does not constitute unequal treatment by the Company, because the preference shareholders have equal opportunities of participating in the conversion process.

Possible participation in the conversion process is open to the preference shareholders irrespective of how they vote on the special resolution of preference shareholders. If a preference shareholder consents to the conversion he is entitled but not obliged to convert his preference shares. If a preference shareholder votes against the conversion special resolution or abstains, or does not participate in the voting, he is nevertheless entitled to convert if the measures explained in this transformation report as a whole are passed with the necessary majority.

The Management Board has issued a separate report on the conversion of the preference shares into ordinary shares to the General Meeting, which has been published together with the invitation to the extraordinary General Meeting on 30 August 2005. Reference is made to the content of that report.

7.3     Adjustment of the Employee Participation Programs

7.3.1   Subject Matter and Process of Adjustment

Adjustment of the Employee Participation Programs

In various Employee Participation Programs, the Company has issued convertible bonds or stock options (hereinafter both referred to as "Options") to employees and members of the Management Board of the Company and to employees and members of the Management Boards of affiliates (hereinafter together referred to as "Entitled Persons"), entitling them to preference shares under certain circumstances. With the implementation of the proposed conversion of preference shares into ordinary shares, it is intended to offer Entitled Persons that the contractual basis for the Options be changed (hereinafter also referred to as "Adjustment Program") to the effect that the Options then refer to the right to ordinary shares, in each case. The Company will offer all Entitled Persons the opportunity of changing the conditions for Options already issued under the relevant Employee Participation Program accordingly. Entitled Persons are not obliged to consent to such a change. According to present plans, the process of adjustment is intended to run parallel in time to the conversion process of the preference shares.

With the implementation of the Adjustment Program, Entitled Persons are intended to be placed in the same financial position in which they would have been without the implementation of the proposed conversion of preference shares into ordinary shares. For this purpose, both the number of Options and the price for the exercise of the Options are intended to be so proportionately adjusted to the conversion of the right to ordinary shares, that the same percentage change in the value of the shares on which they are based will lead to a comparable absolute price gain or loss for Entitled Persons. The percentage change will, however, depend on the relation between the share prices prior to 4 May 2005, i.e. the day prior to the announcement of the intended conversion offer, which will have the result that the Entitle Persons do not participate in the price change of the preference shares brought about by the announcement. This adjustment is intended to be made technically so that a certain share of Options of each of the Entitled Persons will be changed contractually and the remaining, unchanged, Options will be returned to the Company or will be cancelled.

The resolution proposed to the General Meeting provides that the Company offers the Entitled Persons that all of the Options granted to them out of a tranch in each case will be so changed that thereafter that right will refer to ordinary shares. The number of Options of each Entitled Person accepting the Company's offer so changed is calculated for each tranch by the formula:


                                         Number of             Number of
Average price of preference shares       granted               amended
-----------------------------------  X   convertible      =    convertible
Average price of ordinary shares         bonds/ stock          bonds / stock
                                         options               options
and the result will be commercially rounded up or down to whole figures. The remaining, unchanged convertible bonds of each Entitled Person will be returned to the Company at their nominal value. Unchanged stock options will be cancelled.

The price at which the options may be exercised ("Option Price for each Tranch new") will, for the convertible bonds and stock options of each tranch so changed, be calculated from the existing fixed option price ("Option Price for each Tranch old") according to the following formula:

    Average price of ordinary shares           Option Price      Option Price
  --------------------------------------   X     for each    =     for each
   Average price of preference shares           Tranch old        Tranch new

The average price on which each calculation is to be based ("Average price of ordinary shares" or "Average price of preference shares") shall correspond in each case to the weighted average German stock exchange price of the past three months prior to the announcement of the intended conversion offer on 4th May 2005 and shall therefore be for the ordinary shares (euro) 64.28 and for the preference shares (euro) 45.78. Consequently, the number of Options to which the Entitled Persons are entitled is reduced by approx. 28.78% and the price for an ordinary share increased by approx. 40.41% compared with the present price for the delivery of a preference share.

In so far as, after 4th May 2005, convertible bonds have been issued or will be issued out of the Employee Participation Program 2001, the average price on which these are to be based in each case shall correspond to the weighted average German stock exchange price for the three months prior to the issue of the relevant convertible bonds. The reason for this is the price leap of the preference shares which was noted after the announcement of the planned measures to convert preference shares into ordinary shares after 4th May 2005. If the average price prior to 4th May 2005 was also applied to the conversion of convertible bonds issued after 4th May 2005 under the 2001 Employee Participation Program, the employees would suffer a financial disadvantage because, while the leap in price would be reflected in their exercise price, because this is oriented on a 30 days average price prior to the issue of the convertible bonds, but not on the average prices decisive for the conversion, as this depended exclusively on a period prior to 4th May 2005.

The Entitled Persons in each case can accept the Company's offer of participation in the conversion process only for all Options held by him out of the relevant Employee Participation Program.

In the course of the implementation of the Adjustment Program, the Entitled Persons, who received their Options prior to 4th May 2005, will retain approx. 71.22% of their Options in the adjusted form and the remainder which are not adjusted will be redeemed or cancelled. On the exercise of their changed Options, Entitled Persons, who received their Options prior to 4th May 2005, must pay an exercise price approx. 40.41% higher, calculated for each tranch. This means that the same percentage change in value of the basic shares leads to the same absolute price gain or loss for Entitled Persons, the effect on the price of preference shares brought about by the announcement of the intended conversion offer itself, being cut out. The adjustment of the Employee Participation Programs therefore, from the point of view of the Company, has the result that Entitled Persons have no advantage over the situation which would exist if the Company continued as an AG without conversion of the preference shares into ordinary shares. For those who received their convertible bonds out of the 2001 Employee Participation Program after 4th May 2005, the effects cannot yet be reflected in figures as the average price which will be applied to them will be individually calculated.

The Adjustment Program is illustrated by the following example. The starting point for the example is an employee who holds 100 convertible bonds, entitling him to preference shares at a price of (euro) 33.00 each. At the above average stock exchange price of (euro) 45.78 per preference share, he would achieve a profit on exercise of (euro) 12.78 per convertible bond. If this employee participates in the conversion offer, the number of his convertible bonds is reduced by 28.78% to 71 units. At the same time, the exercise price increases by 40.41%. The convertible bonds, however, then refer to ordinary shares. At the above mentioned average stock exchange for ordinary shares of (euro) 64.28 each, he would now make a profit of (euro) 17.94 per convertible bond on exercise. This is shown in the following calculation:

                   ----------------------------------------------------------------------------------------------
                                              Proportion                Price gain
                      Share    Proportion     Ord. Shares   Exercice    per Convert.   Number of     Overall
                      Price   Pref. Shares /   to Pref.     Price in      Bond in       Convert.    Price gain
                    in (euro)  Ord. Shares     Shares        (euro)       (euro)         Bonds       in (euro)
-----------------------------------------------------------------------------------------------------------------
Convert. Bonds       45.78      71.22%                        33.00         12.78         100          1,278
Pref. Shares
-----------------------------------------------------------------------------------------------------------------
Calculation                  45.78 + 64.28 =                           45.78 - 33.00 =              12.78 x 100 =
                                 71.22%                                     12.78                      1,278
-----------------------------------------------------------------------------------------------------------------
Convert. Bonds       64.28                     140.41%        46.34         17.94          71          1,274
Ord. Shares
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Calculation                                    64.28 +       33.00 x       64.28 -       100 x        17.94 x
                                               45.78 =      140.41% =      46.34 =       71.22%         71 =
                                               140.41%        46.34        17.94         - 71          1,274
-----------------------------------------------------------------------------------------------------------------

If the Entitled Persons do not participate in the Adjustment Program, the Options continue to refer to preference shares. The option price to be paid on exercise, remains unchanged.

Change to Conditional Capital

Depending on the number of adjusted convertible bonds or stock options, the conditional capital created to cover the convertible bonds and stock options in accordance with Article 4 paras. 5-7 Articles of Association will change. On the one hand, with a reduction in the number of new shares issued the total volume of the conditional capital will be reduced. On the other hand, the conditional capital will no longer be exclusively directed at the issue of new non-voting preference shares but, depending on the number of adjusted convertible bonds or stock options, also at the issue of new voting ordinary shares. As the Adjustment Program will be conducted only after the approving extraordinary General Meeting resolution, at the time of the extraordinary General Meeting it will not yet be known how much conditional capital will be required and how it is to be distributed as between non-voting preference shares and voting ordinary shares. It is therefore provided in each proposed resolution to the General Meeting that the Supervisory Board is authorized to amend the Articles of Association in accordance with the actual position, prior to the registration of the resolutions passed at the extraordinary General Meeting, with the commercial register.

The partial or complete adjustment of conditional capital from preference shares to ordinary shares will, in the future, alter the relationship between both classes of shares in the direction of an increase in the number of ordinary shares. For the ordinary shareholders, therefore, a corresponding dilution of their existing voting rights will take place. For that reason, it is intended, as an extreme legal precaution, that the resolution of the General Meeting on this conversion will, at the same time, be qualified as a special resolution in accordance with Section 179 para. 3 Stock Corporation Act.


7.3.2   Effects of the Adjustment on Shareholders

As a result of the adjustment of the Employee Participation Programs, ordinary shares will mainly be issued in the future. A slight dilution effect on the voting rights of the ordinary shareholders, which did not previously exist, arises. This dilution effect is, legally considered, immanent to the creation of the conditional capital because of the subscription rights of the shareholders, not provided for by statute. In addition, a necessary consequence of the new capital structure which is exclusively concentrated on ordinary shares, is concerned. This dilution is justified in the interests of the Company. The Employee Participation Programs are each based upon authorization resolutions of the General Meeting and are within the scope permitted by statute. They serve, to a reasonable extent, as motivation of the Entitled Persons under the Employee Participation Programs.

For the preference shareholders adverse effects from the adjustment of the existing Employee Participation Programs arise at most in so far as the extent of the participation in the future will be created in ordinary shares instead of preference shares and thereby the number of preference shares and their free float will not be increased. For a presentation of the effects of the total number of shares in each class on the liquidity and the price, see the Section 4.1.


7.4     Amendment of the Authorized Capital

The present Articles of Association contain at Article 4 para. 3 und in Art. 4 para. 4 Authorized Capital I and II, which authorize the Management Board with the approval of the Supervisory Board, to increase the capital once or several times by up to Euro 30,720,000.00 by issuing new non-voting preference shares for cash (Authorized Capital I) and by up to Euro 20,480,000.00 by the issue of non-voting preference shares for cash and/or contributions in kind (Authorized Capital II).

Because of the intended conversion of preference shares into ordinary shares, neither Authorized Capital I or II, both of which refer to non-voting preference shares, is now appropriate. In order to provide the Company into the future with the capacity to react to market conditions to protect the share price, the administration of the Company should be authorized, by creating new authorized capital, to increase the capital of the Company by the issue of new ordinary shares for cash or contributions in kind.

The Management Board, in the course of the use of Authorized Capital I, is intended to be authorized, with the approval of the Supervisory Board, to exclude fractional amounts from the shareholders' subscription right. This exclusion is necessary so that capital increases may be technically implemented.

The Management Board, in the course of the use of Authorized Capital II, is intended to be authorized, with the approval of the Supervisory Board, to exclude fractional amounts from the shareholders' subscription right in the case of capital increases for contributions in kind. This authority to exclude subscription rights is intended to facilitate the acquisition of enterprises, parts of enterprises or participations in enterprises in exchange for the grant of shares in the Company. In order to remain internationally competitive and to be able to continue to pursue its growth strategy, the Company must be in a position at any time to act flexibly and rapidly on the international markets in the interests of its shareholders. This includes, in particular, the option of acquiring enterprises, parts of enterprises or participations in enterprises in order to improve its own position in international competition. At the present time, there are no concrete acquisition plans for which the possibility of exclusion of subscription rights would be used.

In addition, the administration is authorized, in the case of Authorized Capital II, under certain conditions, to exclude subscription rights in the case of capital increases for cash. This possibility serves, mainly, the interests of the Company in achieving the best possible issue price for its new share issues. This provision creates the possibility for the administration to rapidly and flexibly as well as cheaply use the stock exchange price of the shares of the Company from time to time to strengthen its capital.

The Management Board has, because of the exclusion of subscription rights, issued an extensive separate report to the General Meeting, which has been published together with the invitation to the extraordinary General Meeting on 22 July 2005. Reference is made to the content of that report.


7.5 Instructions of the General Meeting as to Registration with the Commercial Register

The Management Board will, in the proposed General Meeting resolutions, be instructed to notify the amendments to the Articles of Association arising due to the measures in advance of the transformation of legal form only if it is has satisfied itself that the registration of the transformation of legal form to that of a KGaA will take place. This will ensure that the measures in advance, i.e. (i) the conversion of the preference shares to ordinary shares (ii) the new version of the authorized capital and (iii) the cancellation of the existing and the creation of the new conditional capital cannot take place without the transformation of legal form. This condition is essential for Fresenius AG because otherwise it would lose its voting majority at the General Meeting without being able, in the legal form of a KGaA, to exercise a controlling influence over the General Partner. See also Section 4.2.1.

There is, however, no complementary instruction in the contrary case. That means that the transformation of legal form into a KGaA can take place even without the measures in advance. This is intended, in particular, if the shareholders reject the conversion of preference shares into ordinary shares or if delays occur therein due to legal disputes. This flexibility is necessary because the transformation of legal form is, in itself, in the interests of the Company as it facilitates the creation of an attractive capital structure for the Company in the medium and long-term. The consequences then for the rights of the shareholders are shown in this transformation report in Section 10.

              8. Future Participation of Shareholders in Fresenius
                           Medical Care AG & Co. KGaA


8.1     General Description of the Legal Form "Partnership Limited by Shares"
        (KGaA)

8.1.1   Partnership Limited by Shares (KGaA) as a Mixed Form under Corporate Law

The KGaA is a mixed form under corporate law, which has elements of both a partnership and a corporation. The KGaA is similar to a limited partnership on the one hand, and to a stock corporation on the other hand. Like a stock corporation, the KGaA is a corporation the share capital of which is divided into shares. The legal form of the KGaA is therefore, like the stock corporation, suited to a broad circle of investors and for simple tradability of the equity interests. The KGaA is, together with the AG, the only legal form in German law the shares of which are tradable on the stock exchange. As in a limited partnership, there are in the KGaA two groups of shareholders, the general partner on the one hand and the (limited) partners (shareholders) on the other hand.


8.1.2   The Executive Bodies of the KGaA

The KGaA has, as obligatory executive bodies, the General Partner, the Supervisory Board and the General Meeting.

A KGaA may have one or more general partners who conduct the business of the KGaA. They are appointed as executive bodies on the basis of their position as shareholders and, therefore, are "inherent executive bodies of the partnership". In contrast thereto the Management Board of a stock corporation is appointed by the Supervisory Board. The Supervisory Board of a KGaA, on the contrary, has no influence on the appointment of the general partner. Likewise, the removal of the general partner from office is only possible subject to very strict requirements, by way of a court decision. The general partners may make a special contribution to the KGaA and thus participate in the total capital of the KGaA, however, such a participation is not compulsory. The general partners are personally and unreservedly liable for the liabilities of the partnership in relations with third parties. Insofar as the general partners are legal persons with limited liability, they are liable for the liabilities of the KGaA exclusively with their corporate assets, in accordance with the applicable statutory provisions.

The Supervisory Board of a KGaA is essentially similar to the Supervisory Board of a stock corporation. Like the Supervisory Board of a stock corporation, the Supervisory Board of a KGaA is under an obligation to monitor the management of the business. However, the Supervisory Board is not usually entitled to issue rules of procedure for the management or establish catalogues specifying business management measures that require its consent. The Supervisory Board is elected by the limited partners/shareholders at the General Meeting. In the event that the general partners also hold shares in the KGaA, they nevertheless have no voting rights in the Supervisory Board election, at the General Meeting.

The General Meeting is the resolution body of the limited partners/shareholders. Contrary to the situation where a stock corporation is concerned, the General Meeting of a KGaA also resolves on approval of the annual financial statements. The internal procedure of the General Meeting corresponds to that of the General Meeting of a stock corporation. Resolutions of the General Meeting on amendments to the Articles of Association and other fundamental resolutions are as a matter of principle subject to the consent of the general partner (this provides the general partners, in effect with a right of veto).


8.1.3   Status of the Members of the Various Groups of Partners/Shareholders

The legal status of the members of the two groups of partners/shareholders, i.e. the group of limited partners/shareholders on the one hand, and the general partners, on the other hand, varies within the partnership due to the structure of a KGaA. This concerns especially the scope for exercising an influence on the partnership.

The limited partners/shareholders are able to exercise an influence in the context of the General Meeting by exercising their voting rights. In comparison with the situation at a stock corporation, however, in accordance with the statutory concept, the general partner of a KGaA has a veto right with regard to important resolutions so that all in all the influence exercised on the partnership by the limited partners/shareholders through the General Meeting as a collective body is less than in the case of a stock corporation. As in a stock corporation, the members of the Supervisory Board of a KGaA are elected by the General Meeting. However, since the Supervisory Board of a KGaA has less powers than the Supervisory Board of a stock corporation, the indirect influence exercised by the limited partners/shareholders on the partnership via the Supervisory Board is also less than is the case with a stock corporation.

The status of the general partners is stronger than that of the limited partners/shareholders, structurally speaking. This is based on the management powers of the general partners, the existing veto rights regarding important resolutions adopted by the General Meeting, and the independence of the general partner - based on personal liability - from the influence of the limited partners as a collective body which is in line with the statutory concept. This independent status of the general partners means that the possibilities of those partners and/or of the shareholders behind them to exercise an influence cannot be withdrawn by way of subsequent amendments to the Articles of Association. This applies even where the general partners and/or the shareholders behind them do not participate at all, or only to a limited extent, in the total share capital of the KGaA.

Further details on the legal difference between a German stock corporation (AG) on the one hand, and a KGaA on the other hand, are explained below on the basis of the structure proposed for FMC AG & Co. KGaA.

8.2     Legal Structure of Fresenius Medical Care AG & Co. KGaA

Fresenius AG holds all the shares in Fresenius Medical Care Management AG, which is intended to be the General Partner in FMC AG & Co. KGaA, but not to participate in the capital nor in the profits or losses of that entity. Nothing in the present participation of the shareholders in the capital of the Company changes. The corporate structure of FMC AG & Co. KGaA is shown in the following illustration:

          ----------------------            ------------------------
               Fresenius AG                   Outside shareholders
          ----------------------            ------------------------
              |             |                           |
              |  100%       |                           |
              |             |                           |
     -------------------    |                           |
      Fresenius Medical     |                           |
       Care Management      |                           |
             AG             |                           |
     -------------------    |                           |
              |             |                           |
              |  0%         | 37%                       |  63%
              |             |                           |
         --------------------------------------------------------------
                      Fresenius Medical Care AG & Co. KGaA
         --------------------------------------------------------------


8.2.1 General Remarks on the Legal Structure of Fresenius Medical Care AG & Co. KGaA

In the Articles of Association of a KGaA, the relationship between the general partners and the limited partners can be structured for the most part without restrictions. This means that the Articles of Association of a KGaA can be adjusted to the specific needs of the partners at the time the partnership is founded or at the time a corporation is transformed into such a partnership. Since the Articles of Association of a KGaA may only be amended subsequently through a resolution of the General Meeting which is adopted by a qualified 3/4 majority and with the consent of the general partners, the relevant group of partners is practically protected against a unilateral amendment of the Articles of Association by the other group of partners respectively.

As already described in Section 4.2, the purpose of the transformation of FMC AG into Fresenius Medical Care AG & Co. KGaA is to secure the influence of Fresenius AG on the entity in its present scope, also in the event that Fresenius AG loses the majority of voting rights at the General Meeting as a result of certain capital measures. This applies especially in view of the planned conversion of the preference shares into ordinary shares (cf. Section 4.1). Only because its influence is thereby secured, is Fresenius AG prepared to give its consent to the planned measures.

The object of the new corporate structure to be proposed to the General Meeting is, on the one hand, to secure essential elements of the current influence exercised on the Company by Fresenius AG, but not to expand that influence - to the extent legally possible. In addition, to the benefit of the other shareholders of the Company (the "outside shareholders"), it is to be ensured by certain protective mechanisms that the controlling position of Fresenius AG is dependent on a substantial financial participation in Fresenius Medical Care AG & Co. KGaA. It is intended that this controlling position is extinguished when the participation of Fresenius AG sinks to 25% or less of the capital of the partnership. At the same time, it is ensured that the business operations of the Company remain unaffected as far as possible by the change in the legal form and continue unchanged.

In the structure being proposed, the influence of Fresenius AG is secured by the fact that a 100% subsidiary of Fresenius AG, Fresenius Medical Care Management AG, joins the partnership limited by shares as a General Partner. The possibility for Fresenius AG and the outside shareholders to influence the management of the entity remains unchanged in this structure. Admittedly, the division of responsibilities between the executive bodies of the stock corporation on the one hand, and of the KGaA on the other hand, do vary, yet to a large extent the new structure reflects the FMC AG existing shareholders' actual scope for influence, and in part the outside shareholders even tend to gain more substantial possibilities to exercise an influence (see Section 8.3. below).

The main reason for selecting a stock corporation as the legal form of the future General Partner in this legal form is that within such a General Partner the existing management structures of FMC AG can be set forth. For example, the internal structure of the General Partner is to be identical to the previous structure at FMC AG, in particular, the same provisions in the Articles of Association concerning the relationship between the Management Board and the Supervisory Board are planned and, subject to the statutory competence of each organ, the rules of procedure will be drawn up for both executive bodies in accordance with the existing rules of procedure at FMC AG. It is also planned that all present members of the Management Board - and only these - of FMC AG become members of the Management Board of the General Partner after the transformation of legal form. The members of the Supervisory Board of Fresenius Medical Care Management AG are to remain identical with the present Supervisory Board of the Company. This is also intended (with the exception of one person) with regard to the Supervisory Board of FMC AG & Co. KGaA.

The structure of FMC AG & Co. KGaA is illustrated as follows:

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                                                                              65


 -------------------                                      -------------------
    Fresenius AG      - - -                     -  -  -         Outside
                           |                   |             shareholders
 -------------------                                      -------------------
        |      |           |                   |                        |
        |      |                                                        |
        |      |           |                   |                        |
        |      |     -------------       -------------                  |
        |      |      Appointment         Appointment                   |
        |      |     -------------       -------------                  |
        |      |           |                   |                        |
        |      ------------------------------------------------         |
        |                  |                   |              |         |
     ------           -----------         -----------      ------   ------
     Shares           Supervisory         Supervisory      Shares   Shares
      100%              Board AG           Board KGaA        37%     63%
     ------           -----------         -----------      ------   ------
        |                  |                   |              |         |
        |                                                     |         |
        |                  |                   |              |         |
        |         ----------------       ------------         |         |
        |            Monitoring /         Monitoring          |         |
        |          Appointment of        ------------         |         |
        |         Management Board             |              |         |
        |         ----------------                            |         |
        |                  |                   |              |         |
        |                                               --------------------
        |       ------------------       -----------          Fresenius
        |-----   Fresenius Medical - - -  Management - -    Medical Care
                Care Management AG       -----------          AG & Co.
                ------------------                              KGaA
                                                        --------------------


8.2.2   Executive Bodies at Fresenius Medical Care AG & Co. KGaA

General Partner

In the course of transforming FMC AG into FMC AG & Co. KGaA, Fresenius Medical Care Management AG will join the partnership as the sole General Partner. The General Partner will not make a capital contribution and, therefore, will participate in neither the capital, the profits nor the losses of the KGaA. Fresenius Medical Care Management AG was founded on 8 April 2005 (notarial deed 698G/2005 of the notary Dr. Tillman Gotte with his official place of business in Munich) and entered in the commercial register of the Local Court (Amtsgericht) Hof an der Saale under HRB 3894 on 10 May 2005 with capital of (euro) 50,000.00. Fresenius AG is the sole shareholder of Fresenius Medical Care Management AG. Following the extraordinary General Meeting of the Company on 30 August 2005, the capital is intended to be increased to (euro) 1,500,000 and the Articles of Association of Fresenius Medical Care Management AG adjusted to the requirements of its then position as General Partner. Details of the structure of the future Articles of Association of Fresenius Medical Care Management AG, which are printed in Annex 4 to this transformation report, are described in Section 8.2.4.

The sole object of Fresenius Medical Care Management AG will then be the participation in Fresenius Medical Care AG & Co. KGaA as the General Partner and the management of its business. Correspondingly, Fresenius Medical Care Management AG will not become active beyond its role as the General Partner of Fresenius Medical Care AG & Co. KGaA. As regards conducting its management, Fresenius Medical Care Management AG is governed by the same duties of care as is the Management Board of a stock corporation vis-a-vis the corporation. The Management Board of Fresenius Medical Care Management AG has the obligation to carefully conduct the business of Fresenius Medical Care AG & Co. KGaA, the Supervisory Board of Fresenius Medical Care Management AG has the obligation to carefully supervise the Management Board in its management of FMC AG & Co. KGaA.

The management authority of Fresenius Medical Care Management AG diverges from the statutory concept of a KGaA in that business management measures that are not part of ordinary business are not subject to the consent of the limited partners/shareholders at the General Meeting. According to the underlying legal provision, any transaction which goes beyond the bounds of ordinary business due to its nature or scope requires the consent of the limited partner/shareholders at the General Meeting (Section 164 Commercial Code together with Section 278 para. 2 Stock Corporation Act), as is the case with a limited partnership. It is difficult to make a clear distinction between measures constituting ordinary business and those that do not, consequently, the distinction leads to considerable legal uncertainty. Furthermore, the convening of a General Meeting in order to obtain consent to individual management measures involves substantial efforts and expenses; lawsuits challenging measures could block the measures for a longer time and thus cause disadvantages for the partnership. Furthermore, full consolidation at Fresenius AG depends mandatorily on extraordinary management measures not being subject to the approval of the General Meeting, in deviation from the statutory model. It might be possible in general to grant a corresponding right of approval to the Supervisory Board instead of the General Meeting as regards management measures which are not ordinary business measures, however, this would place at risk the full consolidation at Fresenius AG as the latter is subject to a prohibition on voting in the election of the Supervisory Board of the KGaA and cannot therefore influence the appointments to the Supervisory Board. In sum, the solution proposed largely reflects on the one hand the existing scope for Fresenius AG to exercise influence and, on the other hand, the scope for influence by the outside shareholders (see Section 8.3. below).

The relationship between the executive bodies within Fresenius Medical Care Management AG is structured in line with the existing provisions at FMC AG. In particular, under the new version of the Articles of Association of Fresenius Medical Care Management AG the same transactions will, after the extraordinary General Meeting of the Company on 30 August 2005, be subject to the consent of the Supervisory Board of Fresenius Medical Care Management AG as currently require the consent of the Supervisory Board of FMC AG.

The only member of the Management Board of Fresenius Medical Care Management AG at present is Lawrence A. Rosen, who is also a member of the Management Board of the Company. The Supervisory Board consists of Dr. Ulf M. Schneider; Dr. Dieter Schenk and Prof. Dr. Fahrholz, who are also members of the Supervisory Board of the Company. It is planned that all present members of the Management Board of FMC AG - and only those - will, after the transformation of legal form, be members of the Management Board of the General Partner. The Supervisory Board of Fresenius Medical

Care Management AG to remain identical with the present Supervisory Board of the Company. This is also intended (with the exception of one person) with regard to the Supervisory Board of FMC AG & Co. KGaA. By this structure, continuation of the proven successful co-operation between the existing members of the corporate organs is intended to be guaranteed to the shareholders.

Supervisory Board

After the transformation of legal form becomes effective, the current members of the Supervisory Board of FMC AG will become members of the Supervisory Board of FMC AG & Co. KGaA. In FMC AG & Co. KGaA, the outside shareholders alone will decide on the election or removal from office of Supervisory Board members, since Fresenius AG, as the controlling shareholder of Fresenius Medical Care Management AG, is subject to a ban on voting in the election of members of the Supervisory Board of FMC AG & Co. KGaA. This means that in future Fresenius AG will have no influence on the composition of the Supervisory Board at FMC AG & Co. KGaA. In this respect, the transformation in legal form into FMC AG & Co. KGaA entails a certain increase in the control rights for the outside shareholders.

Due to the legal form of the partnership, the Supervisory Board at Fresenius Medical Care AG & Co. KGaA has less powers and scope for influence than does the Supervisory Board of the existing enterprise FMC AG. The Supervisory Board of FMC AG & Co. KGaA is not entitled to appoint the General Partner or its executive bodies. Nor may the Supervisory Board define a catalogue of management measures of the General Partner which are subject to its consent. Nor may the Supervisory Board issue rules of procedure for the General Partner. Finally, at the KGaA it is the limited partners who at the General Meeting decide on approval of the annual financial statements; the Supervisory Board has no powers in this respect. However, the Supervisory Board of FMC AG & Co. KGaA has the same rights of supervision and control under statute and the Articles of Association vis-a-vis the General Partner as would exist in a stock corporation vis-a-vis the Management Board. In summary, following the transformation of legal form into a KGaA, the outside limited partners/shareholders will be able to exercise more influence over the Supervisory Board they elect (without the votes of Fresenius AG) than in the case of FMC AG. This Supervisory Board, however, is not entitled to appoint the Management Board of the General Partner, so that it will still be unable to indirectly influence the management measures of the KGaA. The present level of protection of the outside shareholders from the influence of Fresenius AG, provided by the Pooling Agreements described at 2.5.4, will be continued in comparable form: cf. 8.2.5.

General Meeting

The transformation of legal form as such does not affect the voting right ratios at the General Meeting - apart from the change due to the prohibition on voting (see following paragraph). However, in the run-up to the transformation in the legal form, preference shares to the extent that preference shareholders accept the relevant conversion offer, will be converted into ordinary shares. As a result, Fresenius AG will lose its voting majority at the General Meeting of FMC AG & Co. KGaA.

Furthermore, at the General Meeting of FMC AG & Co. KGaA, Fresenius AG will be subject to various bans on voting because it holds all shares in the General Partner, Fresenius Medical Care Management AG. For example, at the General Meeting of FMC AG & Co. KGaA, Fresenius AG will be banned from voting on resolutions concerning the following matters: the election and removal from office of the Supervisory Board, formal approval of the activities of the General Partner and members of the Supervisory Board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies, the waiver of compensation claims, and the selection of auditors of the annual financial statements.

Contrary to the situation at the existing corporation, FMC AG, certain matters requiring a resolution at the General Meeting also require the consent of the General Partner. According to Section 285 para. 2 first sentence German Stock Corporation Act, these are those matters for which, in a limited partnership, the consent of the general partner and the limited partners/shareholders would be required. They include amendments to the Articles of Association and other fundamental resolutions such as, for example, consent to inter-company agreements, dissolution of the partnership, mergers and a change in the legal form of the partnership. Due to this statutory veto right accruing to the general partner, the status of the General Meeting of a KGaA and thereby the limited partners/shareholders has to be considered weaker in comparison with the General Meeting of a stock corporation.

According to Section 286 para. 1, Stock Corporation Act, in principle the General Meeting adopts a resolution on approval of the annual financial statement, and the resolution is subject to the consent of the general partner (Section 286 para. 1 second sentence Stock Corporation Act).

The procedure at the General Meeting corresponds otherwise to the procedure at the General Meeting of the existing corporation FMC AG.


8.2.3 Explanation of the Articles of Association of Fresenius Medical Care AG & Co. KGaA

The proposed Articles of Association of Fresenius Medical Care AG & Co. KGaA (Annex 2 to this Report on Transformation) are based on the Articles of Association of the existing corporation FMC AG. Material provisions of the Articles of Association of FMC AG have been incorporated into the proposed Articles of Association of FMC AG & Co. KGaA, especially as regards the capital structure, the Supervisory Board and the General Meeting. Other parts of the proposed Articles of Association, especially as regards the management of the partnership, have been adjusted to the new legal form. The central idea when drawing up the proposed Articles of Association was to transfer the existing division of influence at the existing corporation FMC AG between Fresenius AG, on the one hand, and the outside shareholders, on the other hand, to the future structure of FMC AG & Co. KGaA.

The Act for Corporate Integrity and Modernization of the Law of Avoidance (Gesetz zur Unternehmensintegritat und Modernisierung des Anfechtungsrechts; "UMAG") will amend Section 123 Stock Corporation Act with the expected taking effect on 1 November 2005 insofar, as the attendance at the General Meeting is at that time dependent on the registration and the proof of ownership of shares of the Company and no longer - as previously - on the deposit of the shares. The Agenda of the extraordinary General Meeting accordingly provides under Agenda item 4.b) (6) for the amendment of Article 14 and Article 15 of the Articles of Association of FMC AG & Co. KGaA in a deviating form, conforming to the amended
Section 123 Stock Corporation Act, if the transformation of legal form is filed with the commercial register for registration after the taking effect of the amendment to Section 123 Stock Corporation Act. The same shall apply, if the amendment to Section 123 Stock Corporation Act becomes effective after the filing for registration with the commercial register, but before the registration of the transformation of legal form with the commercial register. This will ensure that the Articles of Association of FMC AG & Co. KGaA pending for registration conform to the applicable law at any time from the extraordinary General Meeting until the taking effect of the amendment to
Section 123 Stock Corporation Act.

The relevant provisions of the Articles of Association are explained below, especially insofar as there are divergences from the Articles of FMC AG.

General Provisions

The general provisions of the proposed Articles of Association (Articles 1-3) have essentially been incorporated from the Articles of Association of FMC AG. The new company name set out in Article 1 para. 1, i.e. "Fresenius Medical Care AG & Co. KGaA", is in line with the requirement of Section. 279 para.2 Stock Corporation Act, according to which the name of a corporation has to include a suffix relating to the limitation of liability if there is no personal liability of a natural person within the entity. It is also clarified in Article 3 para. 2 that publication of the abbreviated English version of the invitations to the General Meeting and of other announcements of the entity does not constitute a prerequisite for the validity of such an announcement and that the newspapers mentioned are not additional official gazettes of the company. This situation corresponds to the present constellation, the addition serves solely to avoid a lack of clarity.

Share Capital and Shares

The provisions on the share capital and on shares (Articles 4 and 5) will be amended at FMC AG by the measures in the run-up to the transformation in form and subsequently essentially incorporated into the Articles of Association of FMC AG & Co. KGaA. The authorized capital regulated in Article 4 paras. 3 and 4 of the proposed Articles of Association of FMC AG & Co. KGaA now relates to bearer ordinary shares, in contrast to the previous provisions. In Article 4 paras. 5-7 the conditional capital now relates to both preference shares and ordinary shares. The amounts mentioned in the proposed Articles of Association, especially regarding the division between preference shares and ordinary shares, are to be adjusted by the Supervisory Board in the run-up to the transformation in form in accordance with the measures decided, with regard to the participation of Entitled Persons in the Employee Participation Programs in the adjustment of the Employee Participation Programs. The same shall apply as far as shares out of conditional capital will be issued in the meantime. Details on the relevant measures in the run-up to the transformation in form and on the authorized capital and the conditional capital are to be found in Section 7.

Statutes of the Partnership

The provisions on the Management Board (Articles 6 and 7) in the existing Articles of Association of FMC AG have been replaced in the proposed Articles of Association of FMC AG & Co. KGaA by new provisions relating to the General Partner of FMC AG & Co. KGaA. Article 6 para. 1 names as the General Partner of FMC AG & Co. KGaA the corporation Fresenius Medical Care Management AG registered in Hof an der Saale. According to Article 6 para. 2, Fresenius Medical Care Management AG will not make a special contribution and will not participate in the capital, profit or loss of the partnership.

In Article 6 para. 3 of the proposed Articles of Association of FMC AG & Co. KGaA, in the interest of the outside shareholders of the partnership a tie-in of the capital participation in the partnership with the scope for influencing the partnership is provided for. According to the statutory provisions, it would be possible for the shareholder of Fresenius Medical Care Management AG to significantly reduce its participation in the share capital of FMC AG & Co. KGaA
- even divest itself completely - while at the same time retaining its scope for influencing the General Partner. According to the present factual constellation at FMC AG, and if the maximum admissible number of preference shares were created (so that the number of preference shares corresponds exactly to the number of ordinary shares), a shareholder would have to hold more than 50% of the ordinary shares i.e. more than 25% of the share capital, if it wished to exercise a controlling influence on the partnership via the General Meeting. In that case, half of the share capital would be issued in the form of non-voting preference shares and at the same time the relevant shareholder would hold the majority of voting ordinary shares in the partnership. This absolute threshold of 25% of the share capital is taken into account in the proposed Articles of Association which state that a parent company within the Group has to hold an interest of more than 25% of the share capital of FMC AG & Co. KGaA in order to be able to be a shareholder in the General Partner (at least 25% plus one share). The General Partner leaves the partnership if its shareholders no longer hold, directly or indirectly, more than 25% of the share capital of Fresenius Medical Care AG & Co. KGaA. The effect of this provision is that the parent company within the Group may not reduce its capital participation in FMC AG & Co. KGaA below the proportion indicated, if the parent company wants to retain the interest in the General Partner. However, the Articles of Association also enable the parent company of the Group to prevent the General Partner from withdrawing, by transferring all shares in the General Partner to the company and hence voluntarily abandoning its position of influence.

In addition, it is provided in Article 6 para. 3 of the proposed Articles of Association that the General Partner leaves the partnership:

     o if the shares in the General Partner are acquired by a person not at the same time acquiring more than 25% of the share capital of the company or

     o if the shares in the General Partner are acquired by a person who has not within three months after the acquisition becomes legally effective, directed a take-over or mandatory bid in accordance with the provisions of the German Take-over Act (WpUG), to the shareholders of the company. The adequate consideration offered to the shareholders must also take account of the consideration paid by the purchaser for the shares in the General Partner, in so far as this is in excess of the amount of the capital of the general shareholder.

This provision is intended firstly to ensure that the shares in Fresenius Medical Care Management AG can be assigned only to such a purchaser who, at the same time, acquires more than 25% of the capital of FMC AG & Co. KGaA. In addition, it also ensures that the outside shareholders, in the event of a sale of the General Partner, are protected in any event by the provisions of the Take-over Act and possible profit from a control premium as the case may be. According to the Take-over Act, a mandatory bid to the outside shareholders is to be made only if the purchaser acquires at least 30% of the ordinary shares and that therefore an acquisition of control (cf. Section 35 Takeover Act) arises. Art. 6 para. 3 of the proposed Articles of Association extends the rights of the shareholders to the effect that in the event of the transfer of shares in the General Partner a take-over and mandatory bid is to be made to the shareholders even below the statutory control threshold (i.e. between 25% and 30%). Thereby, the outside shareholders have in the case of each change of control, a right to sell. In addition, the outside shareholders profit from a possible control premium, as this is to be taken into account in the consideration to be offered to the shareholders if this is allocated to the participation in Fresenius Medical Care Management AG. The proposed Articles of Association ensure this.

In the event that the General Partner withdraws from the partnership in the aforesaid manner or for other reasons, Art. 6 para. 4 of the proposed Articles of Association of FMC AG & Co. KGaA provides for continuation of the partnership as a "unified KGaA" (Einheits-KGaA). Upon the coming into existence of a "unified KGaA", the limited partners of FMC AG & Co. KGaA would ultimately be granted the same status as shareholders in a stock corporation, since the shareholding rights would be exercised in that case by the Supervisory Board of FMC AG & Co. KGaA pursuant to Art. 11 para. 4 of the proposed Articles of Association. If the partnership is set forth as a "unified KGaA", Art. 6 para. 5 provides that the next regular General Meeting decides on a change in the legal form of the partnership into a stock corporation. The way back to the AG will, in this case, be facilitated as the Articles of Association provide that a simple majority is adequate and the General Partner must agree to the transformation of legal form.

In Art. 7 of the proposed Articles of Association the management and representative authority in the General Partner are regulated. As a matter of principle, the business of FMC AG & Co. KGaA is conducted by its General Partner which also represents FMC AG & Co. KGaA in external relations. As an exception, in transactions with its General Partner FMC AG & Co. KGaA will be represented by its Supervisory Board. It is clarified in Article 7 para. 2 of the proposed Articles of Association of FMC AG & Co. KGaA that, in divergence from the statutory provisions, the General Meeting will not be entitled to decide on business measures which are not part of ordinary business. Such a right does not exist under the previous Articles of Association of Fresenius Medical Care AG and there is no intention to create such a right for the structure of FMC AG & Co. KGaA. The right of co-determination of the General Meeting with regard to measures of unusual significance ("Holzmuller"- cases) remains unaffected by the transformation to a KGaA.

It is regulated in Art. 7 para. 3 that the General Partner must be compensated by the partnership for all outlays in connection with conducting the business of the partnership, including the remuneration of members of the executive bodies. FMC AG & Co. KGaA itself is to bear all expenses of its administration. Fresenius Medical Care Management AG is to devote itself exclusively to the management of FMC AG & Co. KGaA.

According to Art. 7 para. 4 of the proposed Articles of Association, the General Partner is to receive, in addition to reimbursement of its expenses, remuneration amounting to 4% of its capital for assuming the liability and the management of the partnership. This means that a minimum interest return on the capital contributed by Fresenius AG in the form of the capital of Fresenius Medical Care Management AG is ensured. At the same time, account is taken of the liability risk to Fresenius Medical Care Management AG, as General Partner in FMC AG & Co. KGaA. This interest is necessary for tax reasons, so that a constructive dividend by the General Partner to its shareholder, i.e. Fresenius AG, in the amount of the reasonable remuneration for the undertaking of liability, is not assumed.

Contrary to the Articles of Association of the existing corporation, Fresenius Medical Care AG, the proposed Articles of Association of FMC AG & Co. KGaA doe not contain a catalogue of business management measures which require the consent of the Supervisory Board. Due to the legal differences between the stock corporation and the KGaA, the Supervisory Board of FMC AG & Co. KGaA will not be entitled to draw up a catalogue of business management measures of the General Partner which require the consent of the Supervisory Board. cf. Section 8.2.2.

The provisions in the proposed Articles of Association of FMC AG & Co. KGaA concerning the Supervisory Board (Arts. 8 -13) correspond in principle to the provisions of the current Articles of Association of FMC AG. In deviation therefrom, Art. 8 para. 1 provides that the resolutions of the General Meeting on the election of the members of the Supervisory Board require a majority of three quarters of the votes cast. Fresenius AG is excluded from voting on such resolutions. With regard to the provisions on the remuneration of the members of the Supervisory Board, adjustments have been made by resolution of the General Meeting of the Company on 24 May 2005. In addition, the proposed Articles of Association contain at Art. 13 para. 6, a provision which states that in the event that a member of the Supervisory Board of FMC AG & Co KGaA is, at the same time, a member of the Supervisory Board of the General Partner Fresenius Medical Care Management AG, and receives remuneration as a member of the Supervisory Board of Fresenius Medical Care Management AG, the remuneration under Art. 13 para. 2 will be halved. The same applies with regard to additional remuneration for the chairman or deputy chairman if they are, at the same time, chairman or deputy chairman of the Supervisory Board of Fresenius Medical Care Management AG. If the deputy chairman of the Supervisory Board of the Company is, at the same time, chairman of the Supervisory Board of Fresenius Medical Care Management AG, he will not receive any additional remuneration for his work as deputy chairman of the Supervisory Board of the Company. There is a similar provision in the draft of the Articles of Association of Fresenius Medical Care Management AG. This ensures that those sitting on both Supervisory Boards receive in total only one full remuneration in accordance with the Articles of Association.

In addition, the proposed Articles of Association of FMC AG & Co. KGaA also contain a provision in Art. 11 para. 4 for the event already described that after the withdrawal of its General Partner, FMC AG & Co. KGaA is set forth as a "unified KGaA".

The provisions of the proposed Articles of Association of FMC AG & Co. KGaA on the General Meeting (Arts. 14-17) correspond for the most part to the provisions of the current Articles of Association of Fresenius Medical Care AG. But for Arts. 14 and 15 of the Articles of Association a deviating provision is provided. Section 123 Stock Corporation Act will be amended by the Act for Corporate Integrity and Modernization of the Law of Avoidance (Gesetz zur Unternehmensintegritat und Modernisierung des Anfechtungsrechts; "UMAG"), the taking effect of which is expected for 1 November 2005. By this amendment the deposit of the shares will be replaced by the registration of the shareholders to the General Meeting and the proof of ownership of shares. The relevant reporting date for the shares is the beginning of the 21st day prior to the General Meeting. In order to comply with the amended provisions, Arts. 14 and 15 shall be amended in a wording deviating to the otherwise used wording, if the transformation of legal form is filed with the commercial register for registration after the taking effect of the amendment to Section 123 Stock Corporation Act. The same shall apply, if the amendment to Section 123 Stock Corporation Act becomes effective after the filing for registration with the commercial register, but before the registration of the transformation of legal form with the commercial register. This will ensure that the Articles of Association of FMC AG & Co. KGaA pending for registration conform to the applicable law at any time from the extraordinary General Meeting until the taking effect of the amendment to Section 123 Stock Corporation Act. In anticipation of the forthcoming amendments to the German Stock Corporation Act through the UMAG, Art. 17 para. 2 provides that from the outset of the General Meeting the chairperson may place a reasonable time limit on the shareholders' right to speak and ask questions, insofar as is permitted by law. This provision will only take effect when the corresponding amendment to the Stock Corporation Act enters into force. Art. 17 para. 6 provides that the resolutions adopted by the General Meeting are subject to the consent of the General Partner. For feasibility reasons and to obtain immediate clarity as to the sustainability of a resolution adopted by the General Meeting, it is provided in the proposed Articles of Association that the General Partner declares or refuses its consent directly at the General Meeting.

Annual Financial Statement and Allocation of Profits

The provisions in the proposed Articles of Association of FMC AG & Co. KGaA on rendering of accounts (Art. 18) have already been adjusted to the amendments made to Section 170, Stock Corporation Act, and to the approval of the annual financial statement by the General Meeting of the KGaA with the consent of the General Partner, in line with the legal form of the partnership. In addition - in accordance with the situation at FMC AG - it is provided in Art. 18 para. 2 that FMC Management AG in the course of the preparation of the annual financial statements, may place some of the annual profit, at most, however, half, in other profit reserves.

Miscellaneous

Finally, the proposed Articles of Association of Fresenius Medical Care AG & Co. KGaA also contain a safeguard clause in case a provision in the Articles of Association should subsequently prove to be invalid in whole or in part, loses its validity subsequently or in case there is a gap in the provisions. In this case the remaining provisions of the Articles of Association are to remain unaffected and a provision is to apply which best fits the meaning and purpose of the Articles of Association. Such a provision is usual in a KGaA because, contrary to the situation at a stock corporation, potential grounds on which a provision may be or become invalid are not statutorily demarcated and therefore it cannot be excluded in advance that individual provisions of the Articles of Association, which in principle may be drawn up without restriction, would not stand up to legal review.


8.2.4 Explanation of the future Articles of Association of Fresenius Medical Care Management AG

The draft future Articles of Association of Fresenius Medical Care Management AG (Annex 4 to this Report), which however will be implemented only after the resolution of the extraordinary General Meeting of the Company on 30 August 2005 on the transformation of legal form, are also based essentially on the existing Articles of Association of FMC AG. In particular, the provisions of FMC AG on relations between the executive bodies of the Company have been incorporated into the new Articles of Association of Fresenius Medical Care Management AG. In contrast, due to the status of Fresenius AG as the sole shareholder of Fresenius Medical Care Management AG, the provisions on the capital structure have been substantially shortened and simplified compared with the provisions at FMC AG.

General Provisions

In the general provisions of the proposed Articles of Association of Fresenius Medical Care Management AG, in Art. 2 para. 2 the sole objects of Fresenius Medical Care

Management AG are defined as being the participation in FMC AG & Co. KGaA in the capacity as the General Partner and the management of that partnership. In addition to these objects of Fresenius Medical Care Management AG, for the sake of clarification the objects of FMC AG & Co. KGaA are mentioned in Art. 2 para. 3 of the proposed Articles of Association. Since Fresenius Medical Care Management AG does not intend to perform other activities beyond this limited purpose of the corporation, the "group clause" contained in Art. 2 para. 3 of the Articles of Association of FMC AG has been dropped. The draft Articles of Association do not contain in Art. 3 provisions on English-language publications since those provisions were solely for the benefit of the international, especially the US, shareholders of FMC AG.

Capital and Shares

The provisions on the capital and the shares (Arts. 4 and 5) in the proposed Articles of Association of Fresenius Medical Care Management AG have been simplified significantly in comparison with the existing Articles of Association of FMC AG. The amount of the capital is EUR 1,500,000.00. It is provided in Art. 4 of the proposed Articles of Association of Fresenius Medical Care Management AG that the shares will be issued as registered shares. This provision has to be understood in conjunction with the provision in Art. 6 para. 3 of the Articles of Association of FMC AG & Co. KGaA, according to which Fresenius Medical Care Management AG will withdraw from FMC AG & Co. KGaA in certain circumstances. Since, in the case of registered shares pursuant to the statutory provision of
Section 67 para. 2 Stock Corporation Act, only those registered in the share register are deemed to be shareholders vis-a-vis the corporation, it is ensured that the entity will be informed about the transfer of its shares to a third party before such party is able to exercise an influence on the entity. The Management Board of Fresenius Medical Care Management AG will therefore be informed about any sale or disposal of its shares and can publish such a sale and initiate other associated measures, as the case may be. At the same time, the Management Board of Fresenius Medical Care Management AG will be able to examine whether that corporation has withdrawn as the General Partner of FMC AG & Co. KGaA due to the transfer of its shares.

Statutes of the Corporation

The provisions of the proposed Articles of Association of Fresenius Medical Care Management AG concerning the internal statutes of the corporation (Arts. 6-13) correspond with the Articles of Association of FMC AG as regards the Management Board and the Supervisory Board. The intention is to ensure that the executive structures within the General Partner are identical to the executive structures within the existing enterprise FMC AG.

The provisions on the remuneration of the members of the Supervisory Board of Fresenius Medical Care Management AG have, in principle, the same content as those for the members of the Supervisory Board of FMC AG & Co. KGaA. In the event that a member of the Supervisory Board is, at the same time, a member of the Supervisory Board of FMC AG & Co KGaA and receives remuneration as a member of the

Supervisory Board of Fresenius Medical Care AG & Co. KGaA, the basic remuneration will be halved. The same applies with regard to the remuneration for the chairman and deputy chairman if they are, at the same time, chairman and deputy chairman of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA. If the deputy chairman of the Supervisory Board is, at the same time, chairman of the Supervisory Board of FMC AG & Co. KGaA, he will not receive any additional remuneration for his work as deputy chairman of the Supervisory Board. There is a similar provision in the Articles of Association of FMC AG & Co. KGaA. This ensures that those sitting on both Supervisory Boards receive in total only one full remuneration in accordance with the Articles of Association.

The provisions in the proposed Articles of Association of Fresenius Medical Care Management AG on the General Meeting (Arts. 14-16) have been significantly simplified in comparison with the provisions of the existing enterprise FMC AG, as the latter has only one shareholder, namely Fresenius AG. In particular, the provisions on the prerequisites for participating in the General Meeting in Art. 15 of the Articles of Association of FMC AG have been dropped.

Annual Financial Statement and Allocation of Profits

Finally, as in the proposed Articles of Association of FMC AG & Co. KGaA, the provisions in the newly drafted Articles of Association of Fresenius Medical Care Management AG on rendering of accounts have already been adjusted to the revision of Section 170 Stock Corporation Act. The allocation of profits regulated in Art. 19 of the Articles of Association of FMC AG is to be regulated by the statutory provisions according to the proposed Articles of Association of Fresenius Medical Care Management AG; since no preference shares are planned, corresponding provisions are not contained in the proposed Articles of Association.


8.2.5   Similar Pooling Agreements will be Entered Into

Immediately prior to effectiveness of the transformation, FMC AG, Fresenius AG, Fresenius Medical Care Management AG and the present independent supervisory board members of FMC AG will enter into new pooling arrangements intended to provide benefits to ordinary and preference shareholders of FMC AG & Co. KGaA similar to those provided under the existing pooling agreements, which are described in greater detail in Section 2.5.4. It is laid down, in particular, that the Supervisory Board of Fresenius Medical Care Management AG will also have the necessary number of Independent Members and that the obligations on the management of the Company will apply to the management of Fresenius Medical Care as General Partner. This applies, in particular, to the requirement of consent to transactions with affiliates laid down in the Pooling Agreements, to stock exhange listing and to financial and other reporting obligations.

8.3 Comparison of the Status of Shareholders in Fresenius Medical Care AG and Fresenius Medical Care AG & Co. KGaA

Basis of the Comparison

The differences between a stock corporation on the one hand, and a partnership limited by shares (KGaA) on the other hand, based on their different legal forms, mean that the status of the General Meeting and of the Supervisory Board elected by that meeting is weaker within a KGaA than is the status of the corresponding entities within a stock corporation. However, for a comparison of the shareholders' legal status before and after a change in the legal form an analysis of the individual case at hand not an abstract analysis of the two legal forms, is decisive.

Current Status of Shareholders at Fresenius Medical Care AG

The current situation at FMC AG is characterized by the fact that Fresenius AG holds the majority of voting ordinary shares. The remaining ordinary shares and all of the preference shares are in free float. This means that Fresenius AG is able to adopt resolutions which only require a simple majority by its own votes at the General Meeting of FMC AG at any time, without the votes of the outside shareholders being relevant. This concerns especially the election of the Supervisory Board which can be appointed correspondingly with the votes of Fresenius AG alone. Furthermore, due to its voting power Fresenius AG is able to significantly influence amendments to the Articles of Association, especially where the attendance rate of ordinary shareholders at the General Meeting is low. Where the attendance rate of ordinary shareholders is less than 67.68%, Fresenius AG is able to adopt resolutions of the General Meeting of FMC AG amending the Articles of Association, with its own voting majority. The outside shareholders have no possibility to influence the appointment of the Supervisory Board and hence indirectly the appointment of the Management Board of FMC AG against the will of Fresenius AG. The same applies, under the above conditions, to the scope of influencing resolutions which amend the Articles of Association.

Future Status of the Shareholders of Fresenius Medical Care AG & Co. KGaA

If one compares the existing actual division of influence at FMC AG with the scope for influence arising at FMC AG & Co. KGaA due to the transformation of legal form, it becomes apparent that the scope for influence by the outside shareholders will not deteriorate, but in part will improve - if only marginally. On the other hand, the scope for influence of Fresenius AG will not be strengthened by the transformtion of legal form and the measures taken in advance thereof, but will rather be weakened in part, especially due to the conversion of preference shares into ordinary shares.

The following comparison is intended to show the (de facto) possible influence of the outside shareholders and Fresenius AG prior to and after the transformation of legal form. To simplify the comparison, the legal independence of the members of the Supervisory Board in the exercise of their office, in particular in the selection and appointment of the members of the Management Board, is ignored.

The de facto scope for influence by outside shareholders before the change in form and after the change in form, also with regard to the measures taken in advance, is shown below:

-------------------------------------------------------------------------------------------------------------------------
Matter                     Influence within Fresenius Medical Care       Influence within Fresenius Medical Care AG &
                           AG (prior to the transformation)              Co. KGaA (after the transformation)
-------------------------------------------------------------------------------------------------------------------------
Adoption of                No influence by outside shareholders since    Influence by outside shareholders since
resolutions at the         Fresenius AG holds the majority of voting     Fresenius AG loses its majority of the voting
General Meeting            rights at the General Meeting                 rights. In addition, due to existing bans on
requiring a simple                                                       voting on certain resolutions, power to decide
majority                                                                 lies with outside shareholders alone.
-------------------------------------------------------------------------------------------------------------------------
Amendments to the          Depending on the quorum necessary at the      Amendments to the Articles of Association can
Articles of Association    General Meeting, outside shareholders are     be prevented by the outside shareholders since
                           able to prevent amendments to the Articles    the percentage of votes increases due to the
                           of Association, however, the Articles of      conversion of preference into ordinary shares.
                           Association cannot be actively amended        However, the Articles of Association cannot be
                           against the will of Fresenius AG.             amended without the consent of the General
                                                                         Partner.
-------------------------------------------------------------------------------------------------------------------------
Election of members of     No influence by outside shareholders since    Influence of outside shareholders alone since
Supervisory Board          Fresenius AG holds majority of voting         Fresenius AG is subject to a ban on voting.
                           rights at the General Meeting
-------------------------------------------------------------------------------------------------------------------------
Appointment of             No influence by outside shareholders since    No influence by outside shareholders since
Management Board           Fresenius AG holds majority at General        although they are indeed entitled to appoint
                           Meeting and hence appoints the Supervisory    the Supervisory Board this, however, has no
                           Board which on its part appoints the          right to appoint the Management Board at
                           Management Board.                             Fresenius Medical Care Management AG.
-------------------------------------------------------------------------------------------------------------------------
Approval of annual         No influence by outside shareholders since    Influence by outside shareholders since the
financial statements       annual financial statements are as a rule     General Meeting decides on approval of the
                           approved by the Supervisory Board elected     annual financial statement. However, the
                           by Fresenius AG.                              resolution is subject to the consent of the
                                                                         General Partner.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Allocation of Profits      No influence by outside shareholders since    Influence by outside shareholders since
                           Fresenius AG holds majority of voting         Fresenius AG, in the course of the measures in
                           rights at the General Meeting.                advance of the transformation of legal form,
                                                                         loses its voting rights majority.
-------------------------------------------------------------------------------------------------------------------------
Discharge of the           No influence by the outside shareholders      Sole influence by outside shareholders, since
Management- and the        since Fresenius AG holds the majority         Fresenius AG is subject to a ban on voting in
Supervisory Board          of voting rights at the General Meeting.      this respect.
-------------------------------------------------------------------------------------------------------------------------
Appointment of special     No influence of the outside shareolders,      Sole influence by outside shareholders, since
auditors and of            since Fresenius AG holds majority of          Fresenius AG is subject to a ban on voting in
auditors of annual         voting rights at the General Meeting          this respect.
financial statements *
-------------------------------------------------------------------------------------------------------------------------

* without taking account of the provisions on court appointment of special auditors.

The de facto scope for influence by Fresenius AG before the transformation and after the transformation, also with regard to the measures taken in advance, is shown below:

-------------------------------------------------------------------------------------------------------------------------
Matter                     Influence within Fresenius Medical Care AG    Influence within Fresenius Medical Care AG &
                                                                         Co. KGaA
                           (prior to transformation)
                                                                         (after transformation)
-------------------------------------------------------------------------------------------------------------------------
Adoption of                Universal influence since Fresenius AG        Lower degree of influence since Fresenius AG
resolutions at the         holds the majority of voting rights at the    loses the majority of voting rights. In
General Meeting which      General Meeting.                              addition, there is a ban on voting on certain
require simple majority                                                  matters for resolution.
-------------------------------------------------------------------------------------------------------------------------
Amendments to the          Depending on the quorum at the General        Lower degree of influence since Fresenius AG
Articles of Association    Meeting, in certain circumstances             loses the majority of voting rights. Yet the
                           Fresenius AG is able to resolve on its own    Articles of Association still cannot be
                           on amendments to the Articles of              amended against the will of Fresenius AG,
                           Association. Articles of Association          since it has a veto right via the General
                           definitely cannot be amended against the      Partner.
                           will of Fresenius AG.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Election of members of     Universal influence since Fresenius AG        No influence by Fresenius AG since it is
the Supervisory Board      holds the majority of voting rights at the    subject to a ban on voting.
                           General Meeting.
-------------------------------------------------------------------------------------------------------------------------
Appointment of             Universal indirect influence since            Universal indirect influence since Fresenius
Management Board           Fresenius AG holds the majority of voting     AG holds the majority of voting rights at the
                           rights at the General Meeting and hence       General Meeting of Fresenius Medical Care
                           appoints the Supervisory Board which on       Management AG and hence appoints the
                           its part appoints the Management Board.       Supervisory Board of that corporation which on
                                                                         its part appoints the Management Board.
-------------------------------------------------------------------------------------------------------------------------
Approval of annual         Universal indirect influence via the          Lower degree of influence since Fresenius AG
financial statements       Supervisory Board and the Management          loses majority of voting rights. However,
                           Board.                                        annual financial statements cannot be approved
                                                                         against the will of Fresenius AG since the
                                                                         approval is subject to the consent of the
                                                                         General Partner.
-------------------------------------------------------------------------------------------------------------------------
Allocation of profits      Universal influence since Fresenius AG        Lower degree of influence since Fresenius AG
                           holds the majority of voting rights at the    loses majority of voting rights.
                           General Meeting.
-------------------------------------------------------------------------------------------------------------------------
Discharge of the           Universal influence since Fresenius AG        No influence by Fresenius AG since it is
Management Board and       holds the majority of voting rights at the    subject to a ban on voting.
the Supervisory Board      General Meeting.
-------------------------------------------------------------------------------------------------------------------------
Appointment of special     Universal influence since Fresenius AG        No influence by Fresenius AG since it is
auditors and auditors      holds the majority of voting rights at the    subject to a ban on voting.
of the annual              General Meeting.
financial statements *
-------------------------------------------------------------------------------------------------------------------------

* without taking account of the provisions on court appointment of special auditors.

                    9. Securities and Stock Exchange Trading

Both classes of shares - voting bearer ordinary shares (the "ordinary shares") and non-voting preference shares (the "preference shares") - are listed at present on the Frankfurt Stock Exchange on the official market, section with Prime Standard. In addition, the shares are included in the electronic trading system XETRA. The ordinary shares of the Company are listed on the German Share Index DAX 30.

On the New York Stock Exchange, American Depositary Shares (ADS), which represent the right to receive ordinary shares and preference shares of FMC AG respectively, are listed. The ADS are represented by American Depositary Receipts (ADRs) which are issued against deposited ordinary shares or deposited preference shares held by a custodian for JPMorgan Chase Bank, N.A. as depositary under the ADR facility. Three ADS correspond to one share.


9.1     Influence of the Conversion of the Preference Shares into Ordinary
        Shares

In the course of the intended conversion of preference shares into ordinary shares, as many preference shares will be converted into ordinary shares as preference shares with a conversion declaration and a conversion premium of
(euro) 12.25 for each preference share are lodged with the Company in compliance with the conditions and the time limit.

The conversion takes place, from a corporate law point of view, by registration of the relevant amendments to the Articles of Association resolved on by the General Meeting with the commercial register of the Company. The amendments to the Articles of Association will become effective only on this registration with the commercial register. The ordinary shares to be issued to the shareholders after the conversion, will also become available only as a result of the registration.

The preference shareholders, who will lodge their preference shares in the course of the voluntary conversion offer, are bound on acceptance of that offer. Any other disposal over the preference shares is then no longer possible. The conversion office, the conversion period and the conversion process will be announced separately by the Company. As all shares of the Company are maintained in a collective securities account and will be held for each shareholder by depository banks, the conversion of the preference shares requires only the relevant instruction by the preference shareholder to his depository bank, which will then take the measures to comply with the conditions for conversion. Preference shareholders participating in the conversion will receive the corresponding number of ordinary shares through their depository banks, after the conversion has come into effect, entered in their accounts by way of the collective process. For the effectiveness of the conversion, the preference shareholders are not required to do anything more.

The ordinary shares in the Company, which will, after the conversion becomes effective, be returned to the shareholders in exchange for the preference shares lodged, are not at this time, admitted to the stock exchange. They will, together with the other ordinary and preference shares of the Company, be admitted to the stock exchange trading directly after the simultaneous transformation into a KGaA.

The stock exchange listing of the existing ordinary shares and the preference shares not lodged for conversion will not change as a result of the process of converting the preference shares into ordinary shares.

On the New York Stock Exchange, American Depositary Shares (ADS) are listed, representing ordinary or preference shares in Fresenius Medical Care AG. The holders of ADSs, which represent preference shares, can participate in the conversion, in the same manner as the holders of preference shares. The conversion, in that case, will be conducted through the depositary. In this connection, the Company will comply with the US Securities Act and tender offer rules of the US Securities and Exchange Commission. The Company will separately make known details of the conversion period and the remainder of the conversion process for the holders of ADSs.


9.2     Stock Exchange Listing of the Shares of Fresenius Medical Care AG & Co.
        KGaA

The transformation of the Company into the legal form of KGaA will become effective on registration with the commercial register. The persons and companies who at the time of the registration of the transformation of legal form with the commercial register are shareholders in FMC AG, will be shareholders in FMC AG & Co. KGaA. They participate to the same extent and with the same number of shares in FMC AG & Co. KGaA as they did in FMC AG prior to the transformation becoming effective.

As all shares of the Company are maintained in collective securities accounts and by depository banks for each shareholder, the exchange of the ordinary shares or preference shares in FMC AG into ordinary shares or preference shares of FMC AG & Co. KGaA will likewise take place exclusively through the collective accounts. For the effectiveness of the exchange, the preference shareholders are not required to do anything more. The exchange will be dealt with by Clearstream Banking AG, Frankfurt am Main, by entries in the securities accounts of the shareholders by the depository banks in each case. The shareholders will be informed of the changed entries.

The existing shares in FMC AG lose their admission to the stock exchange on registration of the transformation of legal form with the commercial register. The Company will cause both the ordinary shares and the preference shares in FMC AG & Co. KGaA to be admitted again to stock exchange trading on the Frankfurt Stock Exchange on the official market, Prime Standard section directly after the transformation of legal form has become effective. The Company will then endeavor to ensure that the new admission takes place immediately after the transformation of legal form becomes effective and therefore that the usual stock exchange tradability both of the ordinary and the preference shares in the Company is secured without interruption.

The membership of Fresenius Medical Care on the DAX will not be affected by the transformation of legal form. As to the membership of a corporation on the DAX, the free float market capitalization and the order book volume are decisive under the current rules of Deutsche Borse. The transformation of legal form itself is therefore irrelevant to membership on the DAX. With regard to the new ordinary shares in the Company which will come into existence on the conversion of the preference shares, the usual rotation chain will take place taking account of the increased free float. This means that the increased free float market capitalization because of the new ordinary shares and possible increased order book volume, will be taken into account for the first time at the quarterly reporting date following the coming into effect of the measures.

The depositary agreements, providing for the issue of the American Depositary Receipts (ADR) representing the right to receive ordinary and preference shares, provide that on registration of the transformation, the ordinary and preference shares in FMC AG & Co. KGaA. held by the depositary bank, will continue to be deemed to be "deposited securities". It follows that the American Depositary Shares (ADS), which represent the right to ordinary and preference shares in FMC AG, will, on the registration of the transformation, represent the right to ordinary and preference shares in FMC AG & Co. KGaA. The depositary bank, however, is entitled, with the consent of the Company, to request that the holder of ADR lodge their ADR and to issue new ADR, which certify ADS, which represent, in turn, ordinary and preference shares in FMC AG & Co. KGaA. If the depositary bank decides to do this, it will inform the holders of ADR of the procedure. The Company has thereby to establish that the transformation of legal form has taken place in conformity with the provisions of the US Securities Act 1933. The Company intends to conduct the transformation so that no interruption of trading arises for ADS.


9.3     German Corporate Governance Code

In accordance with Section 161 Stock Corporation Act, the Management Board and the Supervisory Board of a listed stock corporation have to declare annually that the recommendations of the "Government Commission German Corporate Governance Code" published by the Ministry of Justice in the official part of the electronic federal gazette, have been and will be complied with or which recommendations have or are not applied. The declaration is to be made permanently available to shareholders. The Code provides important regulations for management and supervision (business management) and includes both statutory provisions, describing German statutory rules, as well as recommendations and suggestions. Only the statutory rules are mandatorily binding on companies. With regard to the recommendations, Section 161 Stock Corporation Act provides that listed corporations make an annual declaration as to whether there is any deviation from the recommendations (declaration of compliance).

FMC AG made such a declaration most recently as at December 2004, which is accessible on the Company's web-site. The Company declared that it complies with the recommendations of the German Corporate Governance Code, with some exceptions. The declaration is attached to this report as Annex 5.

The German Corporate Governance Code is tailored to the constitution of a listed stock corporation and can apply, at most in modified form, to a listed KGaA. These special characteristics are described extensively in the present transformation report. The Company will continue to follow the recommendations of the German Corporate Governance Code to the same extent as before. After the transformation has become effective, the General Partner and the Supervisory Board of the partnership will make a new declaration of compliance which will describe the existing exceptions and take account of the special characteristics of the KGaA.

          10. Transformation of Legal Form without the Advance Measures

It is intended that the Management Board notifies the transformation of legal form to the commercial register even if the shareholders reject the conversion of preference shares into ordinary shares or in the event of delay due to possible legal disputes. This would, with regard to individual effects of the conversion, lead to deviations for shareholders of the Company, as presented in Sections 4 to 9 above. In particular, all effects presented which are due to a reduction of the proportion of voting rights of Fresenius AG flowing from the conversion of the preference shares into ordinary shares, would not arise. The following are the most significant deviations:

10.1    Unchanged Proportion of Majority of Shares and of Voting Rights

If the intended conversion of preference into ordinary shares does not come about, the distribution of the capital of the Company between preference and ordinary shares will not change as a result of the transformation of legal form. The proportion of voting rights of Fresenius AG and the outside shareholders in the General Meeting will not change either. Fresenius AG would therefore retain the majority of votes in the General Meeting of the corporation. This means that Fresenius AG could, de facto, continue, with its majority, to decide on resolutions in respect of which it is not subject to a prohibition on voting. This does not apply - as at present in the case of FMC AG - to resolutions which require a three quarter majority. As the attendance rate at the General Meeting is, however, often very low Fresenius AG may de facto have the possibility of passing resolutions even requiring a three quarters majority with its own voting majority if the attendance rate of ordinary shareholders at the General Meeting is less than 67.68%.

In deviation from the presentation under Section 8.3, "Comparison of the Status of Shareholders in Fresenius Medical Care AG and Fresenius Medical Care AG & Co. KGaA" the following legal position for the opportunities of the outside shareholders to exercise influence in FMC AG & Co. KGaA in comparison to their present rights in FMC AG results:

     o unchanged no influence on the passing of resolutions at the General Meeting requiring a simple majority, unless Fresenius AG is subject to a prohibition on voting on certain resolutions,

     o no stronger position in the case of amendments to the Articles of Association, as the percentage share of the outside shareholders in the voting rights does not increase,

     o unchanged no influence on the approval of the annual financial statements and appropriation of profit, as Fresenius AG can decide alone on these issues, with its majority in the General Meeting.

This means, as a corollary, that the influence of Fresenius AG is reduced only in the case of resolutions in respect of which it is subject to a prohibition on voting. This concerns the following resolutions:

     o the election and removal of members of the Supervisory Board of FMC AG & Co. KGaA,

     o the discharge of the General Partner Fresenius Medical Care Management AG and the members of the Supervisory Board of FMC AG & Co. KGaA,

     o    election of auditors and the appointment of special auditors,

     o    the making of or waiver of compensation claims.

Ultimately, the rights of the outside shareholders will not disimprove - as is also the case if the advance measures are implemented with the conversion of the preference to ordinary shares - but, with respect to resolutions on which Fresenius AG is excluded from voting, tend to improve. As, however, Fresenius AG would not, by the conversion of the preference into ordinary shares, lose its majority position at the General Meeting, the opportunity for Fresenius AG to exercise its influence would not be reduced and correspondingly the opportunities of the outside shareholders to exercise influence would not increase - compared with the situation if the entire transaction were implemented.


10.2 Interest of the Company in the Transformation of Legal Form even without the Advance Measures

The aim of the entire transaction i.e. the conversion of preference shares into ordinary shares and the transformation of legal form to a KGaA, is, in the first place the creation of an attractive capital structure for the Company and the increase in the liquidity of the ordinary shares of the corporation. For the achievement of this aim in the short term, the conversion of the preference shares into ordinary shares is appropriate in the first place. If this part of the entire transaction cannot be implemented as intended, the free float of the ordinary shares will not increase, at least in the short term and therefore the increased liquidity in the ordinary shares will not be achieved. The aim of an improved position on the DAX would not be achieved, at least in the short term. The advantages associated with the conversion of the preference to ordinary shares which would only be rendered possible by the transformation to a KGaA, would not then be achieved.

Even without the implementation of the advance measures, the Company has an interest in the implementation of the transformation of legal form. The transformation of legal form to a KGaA will facilitate in the medium and long term, the creation of an attractive capital structure for the Company. The Company will then, for example, be in a position to implement capital increases in ordinary shares without Fresenius AG having to participate in such capital increases in ordinary shares in order to avoid the loss of its voting majority (cf. Section 1 "Introduction"). Fresenius AG will, through the General Partner Fresenius Medical Care Management AG, continue to be able to fulfil its declared intention of consolidating the Company in its group consolidated statements, even in the event of the loss of its voting majority after the transformation of legal form, (cf. Section 4.2 "Transformation of Legal Form to a Partnership Limited by Shares"). The opportunity newly created thereby of implementing major capital increases in ordinary shares provides the Company with increased flexibility in the course of its capital financing, as ordinary shares - as shown by the price differences between ordinary and preference shares of the corporation - are usually the more attractive class of shares on the capital market. In addition, the Company can, in this manner, improve the free float in ordinary shares, and this can lead to an improvement in its position on the German share index (DAX).


Hof an der Saale/Bad Homburg, 22 July 2005

                                      Fresenius Medical Care AG
                                        The Management Board


                                       signed Dr. Ben J. Lipps
                                   Chairman of the Management Board


  signed Dr. Emanuele Gatti              signed Roberto Fuste              signed Dr. Rainer Runte
Member of the Management Board      Member of the Management Board     Member of the Management Board


   signed Lawrence A. Rosen            signed Robert M. Powell            signed Mats L. Wahlstrom
Member of the Management Board      Member of the Management Board     Member of the Management Board

Annex 1: Agenda of the General Meeting including Transformation Resolution
-------

                    FRESENIUS MEDICAL CARE AKTIENGESELLSCHAFT
                                Hof an der Saale

                 Invitation to the Extraordinary General Meeting
      - ISIN: DE 0005785802 // Securities Identification Numbers 578 580 -
      - ISIN: DE 0005785836 // Securities Identification Numbers 578 583 -
       - ISIN: DE 000A0DRW61 // Securities Identification Numbers A0DRW6-
              - ISIN: US 3580291066 // American Depositary Receipts
                        Identification Numbers 879 529 -
              - ISIN: US 3580292056 // American Depositary Receipts
                        Identification Numbers 903 780 -

We hereby invite our shareholders to the extraordinary General Meeting to be held on 30 August 2005, at 10 a.m. at Congress Center Messe Frankfurt am Main, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main.

                                     Agenda
                   I. Preliminary Remarks to the Agenda Items


     The Management Board and the Supervisory Board of the Company have decided to propose to the General Meeting at item 4) of the Agenda, the transformation of the legal form of the Company from a stock corporation into a partnership limited by shares (Kommanditgesellschaft auf Aktien
     (KGaA)).

     At the same time as the change of legal form into a KGaA, the Company's preference shares are to be converted into ordinary shares. For this purpose, the Management Board and the Supervisory Board of the Company have decided to propose to the General Meeting at item 1) of the Agenda, the conversion of as many preference shares into ordinary shares as are lodged with the Company together with a conversion declaration and a conversion premium of EUR 12.25 per preference share. In connection with this unification of the capital structure, the conditional capital and authorized capital are to be adjusted in accordance with the proposed resolutions at Agenda items 2) and 3). These measures made necessary by the proposed conversion of preference shares into ordinary shares, will be separately explained under the relevant Agenda items.

     Taking into account of the existing rights of the shareholders, the Management Board and the Supervisory Board are convinced that the transformation of legal form alone, but in particular also the combination of both measures, i.e. the transformation of legal form and the conversion of preference shares into ordinary shares, ultimately contributes to increasing the financial and operative maneuverability. This increased flexibility enables the Company to realize its clearly formulated long-term growth objectives and strategies and thereby to further increase shareholder value in the long-term. Most recent example of this growth strategy is the announced acquisition of Renal Care Group, Inc., Nashville/Tennessee, U.S.A.. By this acquisition the Company will further strengthen its position as the world-wide leading vertical integrated provider of dialysis services and dialysis products. The intended increase in the future financial and operative maneuverability is based mainly on the following considerations:

     o Creation of a more attractive capital structure for the business. The legal changes within the context of the overall transaction will give the business opportunity for issuing new ordinary shares, and therefore improve the financial conditions for potential future equity capital financing.

     o Improving liquidity of the shares. The overall transaction will lead to an increase in the free float of the ordinary shares and thereby an anticipated improvement in the liquidity of the ordinary shares and an improvement in the position of the Company on the German stock exchange index (DAX).

     o Maintenance of the existing Corporate Governance Standards. The proposed transformation of the legal form of the Company will largely retain and continue the present standards of Corporate Governance.

     In the course of the transformation of legal form, Fresenius Medical Care Management AG will enter the Company as general partner and assume, through its management, the management and representation of the Company. All shares in Fresenius Medical Care Management AG will be held by Fresenius AG, which can thereby retain its influence on the Company, in spite of the conversion of the preference shares into ordinary shares.

     From a legal and factual point of view, the transformation of legal form will cause no significant change in the position of the outside shareholders. The present situation of the Company is characterized by the fact that Fresenius AG holds the majority of the voting ordinary shares. The remaining ordinary shares and all the preference shares are in free float. This means that within the existing legal form of a stock corporation, Fresenius AG can pass General Meeting resolutions which require only a simple majority, at any time by means of its voting majority of approx. 50.8% in the General Meeting. This affects, in particular, the election of members of the Supervisory Board and the auditors. The outside shareholders have no possibility of exercising influence, indirectly through the appointment of Supervisory Board members, on the appointment of members of the Management Board, against the wishes of Fresenius AG. A comparison of the present actual distribution of influence in the Company with that which will result from the transformation of legal form to a KGaA, shows that the outside shareholders' influence will not be adversely affected but rather, partially improved. This applies, for example, to the resolution on the annual financial statements which in the KGaA is a matter for the General Meeting and no longer - as is the case in the

     AG, in principle - a matter for the Supervisory Board. On the other hand, the opportunities for Fresenius AG to exercise its influence will not be strengthened by the proposed transformation of legal form and the measures taken in the run-up to it, but rather - in particular by the conversion of the preference shares into ordinary shares - partially weakened. Apart from the reduction in the percentage of the ordinary shares held and the consequent reduction of its possible influence, Fresenius AG would, in the General Meeting of the KGaA, be prohibited from voting on the election of the Supervisory Board and of the auditors, so that the outside shareholders alone will be able to decide these issues.

     It is intended that the Management Board shall file the transformation of legal form with the Commercial Register even if the shareholders do not approve the conversion of preference shares into ordinary shares or if delays arise in this connection because of potential legal disputes. The same shall apply with regard to the proposed resolutions to Agenda items 2) and 3). The transformation of legal form alone is in the interest of the Company because, it will enable the Company, over the mid- to long-term, to create a more attractive capital structure for the Company.

     A comprehensive description of the legal and financial consequences of the transformation of legal form and of the entire transaction is contained in the transformation report prepared by the Management Board, which has been laid out in the offices of the Company for inspection since the date of the calling of the extraordinary General Meeting. On request, each shareholder will receive a copy of the transformation report free of charge.


                                II. Agenda Items

1. Resolution on the Conversion of Non-voting Bearer Preference Shares into Bearer Ordinary Shares

     The Management Board and Supervisory Board propose the following resolution:

     a) Out of 26,454,805 existing non-voting bearer preference shares up to 26,454,805 will be converted into voting bearer ordinary shares. In addition, of the non-voting bearer preference shares issued out of conditional capital up to the end of the period for lodgment, those non-voting bearer preference shares which have been lodged with the Company in accordance with b) of this resolution, will be converted into voting bearer ordinary shares. The preference provided by Article 19 paras. 2 to 4 Articles of Association to the non-voting bearer preference shares so to be converted, is revoked. The right to dividends of the converted non-voting bearer preference shares shall, with effect from 1 January 2005 be the same as that for bearer ordinary shares.

     b) Only the non-voting bearer preference shares which are lodged with the Company for the purpose of conversion within the time allowed and in accordance with the conditions specified, together with a conversion declaration of the respective shareholder and conversion premium of EUR 12.25 per bearer preference share will be converted into voting bearer ordinary shares.

     c) The Management Board is authorized, with the approval of the Supervisory Board, to determine and announce further details of the conversion process, such as the period for lodgment and the conditions thereof. The period for lodgment must be at least four, and at most six, weeks.

     d) The Supervisory Board is authorized to give Article 4 para. 1 of the Articles of Association, and in the case of conversion of all non-voting preference shares also Articles 17 und 19 thereof, the wording which follows from the implementation of the resolution on this item of the Agenda.

     e) The Management Board is instructed to file the changes to the Articles of Association entailed by the conversion of the bearer preference shares to bearer ordinary shares to the Commercial Register for registration only when the Management Board is satisfied that the registration of the transformation of legal form to a KGaA proposed by the Management Board and Supervisory Board at Agenda item 4) will be made.

     f) The resolution on this Agenda item will be invalid if the amendment to the Articles of Association is not registered with the Commercial Register prior to the end of the General Meeting which resolves on the discharge of the Management Board and Supervisory Board for the financial year 2005, unless that General Meeting renews or confirms the resolution.


     The resolution of the General Meeting taken on this Agenda item is, at the same time, special resolution of the ordinary shareholders in accordance with Section 179 para. 3, German Stock Corporation Act (AktG).

     The Management Board has prepared a written report on the conversion of the non-voting bearer preference shares into voting bearer ordinary shares. The content of this report is published as Appendix 1 to theis invitation to thise extraordinary General Meeting, and has been laid out in the offices of the Company for inspection by shareholders since the date of the calling of the extraordinary General Meeting. On request, each shareholder will receive a copy of the said report free of charge. The report will also be available at the extraordinary General Meeting.

2. Resolution on the Adjustment of the existing Employee Participation Programs

     In various Employee Participation Programs, the Company has issued convertible bonds or stock options (hereinafter together referred to as "Options") to employees and members of the management board of the Company as well as to employees and members of the managements of affiliates (hereinafter together referred to as "Entitled Persons"), entitling them to bearer preference shares under certain circumstances. With the implementation of the proposed conversion of bearer preference shares into bearer ordinary shares, it is intended to offer Entitled Persons that the contractual basis for the Options be changed to the effect that the rights of conversion or options then refer to the right to ordinary shares, in each case (hereinafter also referred to as the "Conversion Program").

     With the implementation of the Conversion Program, Entitled Persons are to be placed in the same financial position in which they would have been without the implementation of the proposed conversion of bearer preference shares into ordinary shares. For this purpose, both the number of Options and the price for the exercise of the Options are to be proportionately adjusted to the conversion of the right to bearer ordinary shares so that the same percentage change in the value of the shares on which they are based will lead on the basis of the average share prices as contained in the relevant resolutions to the same absolute price gain or loss for Entitled Persons. This adjustment is to be made technically so that a certain part of Options of each of the Entitled Persons will be changed contractually and the remaining, unchanged, part of the Options will be returned to the Company or cancelled. The proposed resolution contains methods for calculating the proportion of the Options lodged which will be converted and the proportion which will be returned or cancelled. Entitled Persons can participate in the Conversion Program only with respect to all Options granted to them under each Employee Participation Program.

     Depending on the number of adjusted Options, the conditional capital created to secure the Options in accordance with Article 4 paras. 5-7 of the Articles of Association will change. On the one hand, with a reduction in the number of new shares issued the total of the conditional capital will be reduced. On the other hand, the conditional capital will no longer be exclusively directed at the issue of new non-voting bearer preference shares but, corresponding to the rate of acceptance, also at the issue of new voting bearer ordinary shares. As the conversion process can be conducted only after an approving resolution of the extraordinary General Meeting, at the time of the extraordinary General Meeting it will not yet be known how much conditional capital will be required in future and how it will be distributed as between non-voting bearer preference shares and voting bearer ordinary shares. It is therefore provided in each proposed resolution that the Supervisory Board is authorized to amend the Articles of Association in accordance with the actual position, prior to the registration with the resolutions in the Commercial Register.

     The Management Board and Supervisory Board propose the following resolution:

     a)   Employee Participation Programs 1996/1998

          (1) The Employee Participation Program ("MaBP 1996/1998") established on the basis of the resolution of the General Meeting of 24 September 1996 will be changed as follows as a result of the intended conversion of the non-voting bearer preference shares into bearer ordinary shares:

          o The holders of convertible bonds receive the opportunity, in accordance with the procedure described below, of converting their rights out of the convertible bonds granted to them to rights to the issue of bearer ordinary shares in the Company. An offer will be made to the holders of convertible bonds that a certain part of all of the convertible bonds granted to them out of a tranche in each case, and which refer to the right to bearer preference shares, will be so changed that thereafter that right will refer to bearer ordinary shares. The number of adjusted convertible bonds of the holder accepting the Company's offer will be calculated for each tranche according to the formula:

               Average price of
               bearer preference            Number of         Number of
               shares                       granted           amended
               ----------------------  X    convertible   =   convertible
               Average price of             bonds             bonds
               bearer ordinary
               shares

               and the result will be commercially rounded up or down to whole figures. The remaining, unchanged convertible bonds of each holder will be returned to the Company against reimbursement of their nominal value.

          o The price at which the conversion right may be exercised ("Option Price for relevant Tranche new") will, for the convertible bonds of each tranche so changed, be calculated from the existing fixed exercise price ("Option Price for relevant Tranche old") according to the following formula:

                 Average price of
                  bearer ordinary
                      shares             Option Price      Option Price
               ---------------------  X  for relevant   =  for relevant
                 Average price of         Tranche old       Tranche new
                 bearer preference
                      shares

          o The average price on which both calculations are to be based shall correspond to the respective weighted average domestic stock exchange price of the past three months prior to 4 May 2005 and shall therefore be for the bearer ordinary shares EUR 64.28 and for the bearer preference shares EUR 45.78.

          o The holder of convertible bonds in each case may accept the Company's offer of participation in the Conversion Program only for all convertible bonds held by him out of the MaBP 1996/1998.

          o If holders of convertible bonds do not consent to such a change, the right of conversion will continue to refer to non-voting bearer preference shares. The price for the exercise of the right of conversion, payable upon the exercise of such right, remains unchanged in that case.

          o The Management Board is authorized, with the consent of the Supervisory Board, to specify details of the conversion process. In case that members of the Management Board are concerned, only the Supervisory Board is authorized to specify the details of the adjustment process.

          (2) The conditional capital of the Company as per Article 4 para. 5 Articles of Association will be adjusted, in accordance with the right to convertible bonds created by the above resolution, to bearer ordinary shares and will now read as follows:

               "The capital of the Company is conditionally increased by up to [EUR5,389,450.24 (in words: five million three hundred and eighty nine thousand four hundred and fifty EUR and twenty four Cent)] by issuing up to [2,105,254 (in words: two million one hundred and five thousand two hundred and fifty four)] new non-voting bearer preference shares and by up to [ ] (in words: [ ]) new bearer ordinary shares. The conditional capital increase will be implemented only to the extent that, in accordance with the Employee Participation Program resolved on by the General Meeting of 24 September 1996 convertible bonds relating to non-par value shares were issued and the holders of such convertible bonds exercise their right of conversion. The new non-voting bearer preference shares and the new bearer ordinary shares shall participate in profits from the beginning of the financial year in which they arise by the exercise of the right of conversion".

          (3) The Supervisory Board is authorized to give Article 4 para. 5 Articles of Association the wording which follows from the issuances of shares out of the conditional capital if so in the meantime and/or from the implementation of this resolution, meaning that the Supervisory Board is authorized to adjust the figures in the square brackets and to complete the blank spaces in the square brackets.

     b)   Employee Participation Program 1998

          (1) The Employee Participation Program (,,MaBP 1998") established on the basis of the General Meeting resolution of 10 June 1998 and 30 May 2000, will be changed as follows as a result of the intended conversion of the non-voting bearer preference shares into bearer ordinary shares:

          o The holders of stock options receive the opportunity, in accordance with the procedure described below, of converting their rights out of the stock options granted to them to rights to the issue of bearer ordinary shares in the Company. An offer will be made to the holders of stock options that a certain part of all of the stock options granted to them out of a tranche in each case, and which refer to the right to bearer preference shares, will be so changed that thereafter that right will refer to bearer ordinary shares. The number of stock options of the holders accepting the offer of the Company so changed will be calculated for each tranche according to the formula:

                 Average price of
                 bearer preference
                      shares               Number of         Number of
               ---------------------  X  granted stock  =  changed stock
                   Average price            options           options
                  bearer ordinary
                      shares

               and the result will be commercially rounded up or down to whole figures. The then remaining, unchanged stock options of each holder will be cancelled.

          o The price at which the option may be exercised ("Option Price for relevant Tranche new") will, for the options of each tranche so changed, be calculated from the existing fixed exercise price ("Option Price for relevant Tranche old") according to the following formula:

                  Average price of
                   bearer ordinary
                       shares              Option Price      Option Price
               -----------------------  X  for relevant   =  for relevant
                  Average price of         Tranche old        Tranche new
                  bearer preference
                       shares


          o The average price on which both calculations are to be based shall correspond to the respective weighted average domestic stock exchange price of the past three months prior to 4 May 2005 and shall therefore be for the bearer ordinary shares EUR 64.28 and for the bearer preference shares EUR 45.78.

          o The performance target stated in the General Meeting resolution of 10 June 1998, remains unchanged.

          o The holder of stock options in each case may accept the Company's offer of participation in the exchange process only for all stock options of the MaBP 1998 held by him.

          o If holders of stock options do not consent to such change, the options will continue to refer to non-voting bearer preference shares. The option price payable upon exercise of the option will not change in that case.

          o The Management Board is authorized, with the consent of the Supervisory Board, to specify details of the adjustment process. In case that members of the Management Board are concerned, only the Supervisory Board is authorized to specify the details of the adjustment process.

          (2) The conditional capital of the Company as per Article 4 para. 6 Articles of Association will be adjusted, in accordance with the right to stock options created by the above resolution, to bearer ordinary shares and will now read as follows:

               "The capital of the Company is conditionally increased by up to [EUR2,763,432.96, (in words: two million seven hundred and sixty three thousand four hundred and thirty two EUR and ninety six Cent)] by issuing up to [1,079,466(in words: one million and seventy nine thousand four hundred and sixty six)] new non-voting bearer preference shares and by up to [ ] (in words: [ ]) new bearer ordinary shares. The conditional capital increase will be implemented only to the extent that, in accordance with the stock option program resolved on by the General Meetings of 10.06.1998 and 30.05.2000, stock options have been issued and the holders exercise their options. The new non-voting bearer preference shares and the new bearer ordinary shares shall participate in profits from the beginning of the financial year in which they are issued".

          (3) The Supervisory Board will be authorized to give Article 4 para. 6 Articles of Association the wording which follows from the issuances of shares out of the conditional capital if so in the meantime and/or from the implementation of this resolution, meaning that the Supervisory Board is authorized to adjust the figures in the square brackets and to complete the blank spaces in the square brackets.

     c)   Employee Participation Program 2001

          (1) The Employee Participation Program (,,MaBP 2001") established on the basis of the General Meeting resolution of 23 May 2001 will be changed as follows as a result of the intended conversion of the non-voting bearer preference shares into bearer ordinary shares:

          o The holders of convertible bonds receive the opportunity, in accordance with the procedure described below, of converting their rights out of the convertible bonds granted to them to rights to the issue of bearer ordinary shares in the Company. An offer will be made to the holders of convertible bonds that a certain part of all of the convertible bonds granted to them out of a tranche in each case, and which refer to the right to bearer preference shares, will be so changed that thereafter that right will refer to bearer ordinary shares. The number of convertible bonds of the holder accepting the offer of the Company to be changed will be calculated for each tranche according to the formula:

                 Average price of
                 bearer preference          Number of        Number of
                      shares               convertible        changed
               ----------------------  X      bonds     =   convertible
                   Average price             granted           bonds
                  bearer ordinary
                      shares

               and the result will be commercially rounded up or down to whole figures. The then remaining, unchanged convertible bonds of each holder will be returned to the Company against reimbursement of their nominal value.

          o The price at which the conversion right may be exercised ("Option Price for relevant Tranche new") will, for the convertible bonds of each tranche so changed, be calculated from the existing fixed exercise price ("Option Price for relevant Tranche old") according to the following formula:

                  Average price of
                   bearer ordinary
                       shares              Option Price     Option Price
               -----------------------  X  for relevant  =  for relevant
                  Average price of          Tranche old      Tranche new
                  bearer preference
                       shares

          o The average price on which both calculations are to be based shall correspond to the respective weighted average domestic stock exchange price of the past three months prior to 4 May 2005 and shall therefore be for the bearer ordinary shares EUR 64.28 and for the bearer preference shares EUR 45.78. Deviating hereof, the average price on which both calculations are to be based for the conversion of the convertible bonds which were issued after 4 May 2005, or which will still be issued shall correspond to the weighted average stock exchange price of the past three months prior to the issuance of the respective convertible bond.

          o The performance target which the General Meeting resolution of 23 May 2001, set for the convertible bonds with performance target, shall, for adjusted converted bonds, refer to bearer ordinary shares as from 4 May 2005. The (partial) achievement of the target in relation to preference shares prior to 4 May 2005 shall be taken into account accordingly.

          o The holder of convertible bonds in each case may accept the Company's offer of participation in the conversion process only for all convertible bonds held by him out of the MaBP 2001.

          o If holders of convertible bonds do not consent to such change, the right of conversion will continue to refer to non-voting bearer preference shares. The price for the exercise of the right of conversion will not change in that case. The target which the General Meeting of 23 May 2001 set for the convertible bonds shall, in that case, continue to refer to bearer preference shares.

          o The Management Board is authorized, with the consent of the Supervisory Board, to specify details of the conversion process. In case that members of the Management Board are concerned, only the Supervisory Board is authorized to specify the details of the adjustment process.

          (2) The conditional capital of the Company as per Article 4 para. 7 Articles of Association will be adjusted, in accordance with the right to convertible bonds created by the above resolution, to bearer ordinary shares and will now read as follows:

               "The capital of the Company is conditionally increased by up to [EUR 10,132,928.00 (in words: ten million one hundred and thirty two thousand nine hundred and twenty eight EUR)] by issuing up to [3,958,175 (in words: three million nine hundred and fifty eight thousand one hundred and seventy five)] new non-voting bearer preference shares and by up to [ ] (in words: [ ]) new bearer ordinary shares. The conditional capital increase will be implemented only to the extent that, in accordance with the international Employee Participation Program resolved on by the General Meeting of 23.05.2001 convertible bonds relating to non-par value shares have been issued and the holders of such convertible bonds exercise their right of conversion. The new non-voting bearer preference shares and the new bearer ordinary shares shall participate in profits from the beginning of the financial year in which they arise by the exercise of the right of conversion".

          (3) The Supervisory Board is authorized to give Article 4 para. 7 Articles of Association the wording which follows from the issuances of shares out of the conditional capital if so in the meantime and/or from the implementation of this resolution, meaning that the Supervisory Board is authorized to adjust the figures in the square brackets and to complete the blank spaces in the square brackets.

     d) The Management Board is instructed to notify the amendments to the Articles of Association related to the new version of Article 4 paras. 5-7 Articles of

          Association to the Commercial Register for registration only when the Management Board is satisfied that the registration of the transformation of legal form to a KGaA proposed by the Management Board and Supervisory Board at Agenda item 4) will be made.

     The resolution of the General Meeting taken on this Agenda item is, at the same time, special resolution of the ordinary shareholders in accordance with Section 179 para. 3, German Stock Corporation Act (AktG).


3.   Resolution on the Creation of Authorized Capital

     The Articles of Association contain at Article 4 para. 3 und in Article 4 para. 4 Authorized Capital I and II, which authorize the Management Board with the approval of the Supervisory Board, to increase the capital by up to EUR 30,720,000.00 by issuing new non-voting bearer preference shares for cash (Authorized Capital I) and of up to EUR 20,480,000.00 by issuing non-voting bearer preference shares for cash and/or contributions in kind (Authorized Capital II). Against the background of the intended conversion of the non-voting bearer preference shares into voting bearer ordinary shares, this authorized capital which refers to non-voting bearer preference shares, is no longer appropriate. Nevertheless, the requirement that the Company be able to strengthen its capital in a flexible manner remains. The following proposed resolutions are therefore directed towards the creation of new Authorized Capital I and II, but now by issuing bearer ordinary shares. At the same time, the period for exercise is to be extended and the volume of authorized capital moderately increased.

     The Management Board and Supervisory Board propose the following resolution:

     a) The Authorized Capital I in Article 4 para. 3 Articles of Association will be cancelled with effect from the time of the registration of the new Authorized Capital I specified below:

          The Management Board is authorized, in the period up to 29 August 2010, with the approval of the Supervisory Board, to increase, on one or more occasions, the capital of the Company by up to a total of EUR 35,000,000.00 for cash by issuing new bearer ordinary shares (Authorized Capital I). The number of shares must increase in the same proportion as the capital. The Management Board is further authorized, with the approval of the Supervisory Board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only for fractional amounts. The new shares may also be taken up by credit institutions to be specified by the Management Board, with the obligation to offer them to the shareholders (indirect pre-emption rights). The Management Board is further authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of capital increases out of Authorized Capital I. The Supervisory Board is authorized to amend the Articles of Association after complete or partial implementation of the capital increase out of Authorized Capital I or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized Capital I.

          Article 4 para. 3 Articles of Association will read as follows:

          "The Management Board is authorized, in the period up to 29 August 2010, with the approval of the Supervisory Board, to increase, on one or more occasions, the capital of the Company by up to a total of EUR 35,000,000.00 for cash by the issue of new bearer ordinary shares (Authorized Capital I). The number of shares must increase in the same proportion as the capital. The Management Board is further authorized, with the approval of the Supervisory Board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only for fractional amounts. The new shares may also be taken up by credit institutions to be specified by the Management Board, with the obligation to offer them to the shareholders (indirect pre-emption rights). The Management Board is further authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of the capital increase out of Authorized Capital I. The Supervisory Board is authorized to amend the Articles of Association after complete or partial implementation of capital increases out of Authorized Capital I or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized Capital I."

     b) The Authorized Capital II in Article 4 para. 4 Articles of Association will be cancelled with effect from the time of the registration of the new Authorized Capital II specified below:

          The Management Board is authorized, in the period up to 29 August 2010, with the approval of the Supervisory Board, to increase, on one or more occasions, the capital of the Company by up to a total of EUR 25,000,000.00 for cash and/or contributions in kind by issuing new bearer ordinary shares (Authorized Capital II). The number of shares must increase in the same proportion as the capital. The Management Board is further authorized, with the approval of the Supervisory Board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only if

          o in the case of a capital increase for cash, the amount of capital attributable to the new shares does not exceed 10% of the nominal value of the share capital at the time of the issue of the new shares, and the price for the new shares is not significantly lower than the stock exchange price of the listed shares of the same class and rights at the time of the final determination of the issue price by the Management Board, or

          o in the case of a capital increase for contributions in kind, the grant of shares is to be for the purpose of acquiring corporations, parts of corporations or a participation in a corporation.

          The Management Board is further authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of capital increases out of Authorized Capital II. The Supervisory Board is authorized to amend the Articles of Association after complete or partial implementation of the capital increase out of Authorized Capital II or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized Capital II.

          Article 4 para. 4 Articles of Association will read as follows:

          "The Management Board is authorized, in the period up to 29 August 2010, with the approval of the Supervisory Board, to increase, on one or more occasions, the capital of the Company by up to a total of EUR 25,000,000.00 for cash and/or contributions in kind by the issue of new bearer ordinary shares (Authorized Capital II). The number of shares must increase in the same proportion as the capital. The Management Board is further authorized, with the approval of the Supervisory Board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only if

          o in the case of a capital increase for cash, the amount of capital attributable to the new shares does not exceed 10% of the nominal value of the share capital at the time of the issue of the new shares, and the issue price for the new shares is not significantly lower than the stock exchange price of the listed shares of the same class and rights at the time of the final determination of the issue price by the Management Board, or

          o in the case of a capital increase for contributions in kind, the grant of shares should be for the purpose of acquiring an enterprise, parts of an enterprise or a participation in an enterprise.

          The Management Board is further authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of capital increases out of Authorized Capital II. The Supervisory Board is authorized to amend the Articles of Association after complete or partial implementation of the capital increase out of Authorized Capital II or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized Capital II."

          The Management Board is instructed to notify the resolution on the cancellation of the existing and the creation of the new authorized capital to the Commercial Register only when the Management Board is satisfied that the registration of the transformation of legal form to a KGaA proposed by the Management Board and Supervisory Board at Agenda item 4) will be made.

     The Management Board has issued a written report in accordance with Sections 203 para. 2, second sentence, 186 para. 4, second sentence, German Stock Corporation Act (AktG) as to the grounds for the exclusion of pre-emption rights. The content of the report is enclosed as Appendix 2 to this invitation to thise extraordinary General Meeting. The report has been provided at the premises of the Company for inspection by the shareholders since the day of the calling of the extraordinary General Meeting. On request each shareholder will receive a copy of the report free of charge. The report is also provided at the extraordinary General Meeting.


4. Resolution on the Transformation of the Legal Form of the Corporation to that of a Partnership Limited by Shares (Kommanditgesellschaft auf Aktien) with the Accession of Fresenius Medical Care Management AG

     a) Explanation by the Management Board of the draft transformation resolution

     b) Resolution on the transformation of Fresenius Medical Care AG into Fresenius Medical Care AG & Co. KGaA

          Management Board and Supervisory Board propose the following resolution:

          (1) Fresenius Medical Care AG will be transformed into a partnership limited by shares (Kommanditgesellschaft auf Aktien (KGaA)) in accordance with provisions of the German Act on the Transformation of Companies (Umwandlungsgesetz-UmwG).

          (2) The name of the new entity will be Fresenius Medical Care AG & Co. KGaA.

          (3) The entire share capital of Fresenius Medical Care AG in the amount existing at the time of the registration with the transformation of legal form in the Commercial Register (at present: EUR 246,924,300.80) and as divided at the time of the registration with the transformation of legal form in the Commercial Register into voting bearer ordinary shares (at present 70,000,000) and non-voting preference shares (at present 26,454,805) will become the share capital of Fresenius Medical Care AG & Co. KGaA, and the persons and companies who, at the time of the registration with the transformation of legal form in the Commercial Register, are shareholders in Fresenius Medical Care AG, will become KGaA shareholders (Kommanditaktionare) in Fresenius Medical Care AG & Co. KGaA. They will participate in Fresenius Medical Care AG & Co. KGaA to the same extent and with the same number of shares as they held in Fresenius Medical Care AG prior to the transformation of legal form becoming effective. The ordinary shareholders will receive the same number of voting bearer ordinary shares as they held in Fresenius Medical Care AG prior to the transformation of legal form becoming effective and the preference shareholders will receive the same number of non-voting bearer preference shares as they held in Fresenius Medical Care AG prior to the transformation of legal form becoming effective. The proportionate participation of each share in the capital remains unchanged.

          (4) The general partner in Fresenius Medical Care AG & Co. KGaA will be Fresenius Medical Care Management AG registered in Hof an der Saale. The general partner takes the position of founder of the entity in its new legal form in accordance with Section 245 para. 2 German Act on the Transformation of Companies (UmwG). The general partner obtains no capital participation in Fresenius Medical Care AG & Co. KGaA in the course of the transformation of legal form. It does not participate in the assets, profit or loss of Fresenius Medical Care AG & Co. KGaA.

          (5)  Special Rights

               Non-voting bearer preference shares
               -----------------------------------

               As special rights, the holders of non-voting bearer preference shares in Fresenius Medical Care AG will receive in Fresenius

               Medical Care AG & Co. KGaA unchanged for each non-voting bearer preference share they hold a dividend out of the annual financial statements profit that is EUR 0.06 higher than the voting bearer ordinary shares, at least, however, a dividend of EUR 0.12 for each non-voting bearer preference share. The minimum dividend of EUR 0.12 for each bearer preference share has priority over the distribution of a dividend on the bearer ordinary shares. If the profit on the annual financial statements in one or more financial years is not sufficient to enable payment of EUR 0.12 per non-voting bearer preference share, the deficits will be paid in arrears, without interest, out of the profit on the annual financial statements of the following financial years, after distribution of the minimum dividend on the non-voting bearer preference shares for that financial year and before the payment of a dividend on the voting bearer ordinary shares. The right to such payment in arrears is an integral part of the right to dividends for that financial year out of the profit on the annual financial statements of which the payment in arrears on the non-voting bearer preference shares is made.

               Special rights based on existing Employee Participation Programs
               ----------------------------------------------------------------

               By General Meeting resolutions of 24 September 1996, 10 June 1998, 30 May 2000 and 23 May 2001, the Company granted convertible bonds or stock options to employees and members of the management board of the Company as well as to employees and members of the management boards of affiliated companies, through Employee Participation Programs. These convertible bonds or stock options have to be adjusted due to the transformation of legal form.

               Employee Participation Program 1996/1998
               ----------------------------------------

               The Employee Participation Program ("MaBP 1996/1998") established by the Company on the basis of the resolution of the General Meeting of 24 September 1996 will, due to the transformation of legal form, be so adjusted that the conversion rights of the holder of a convertible bond will now refer to bearer preference shares or rather bearer ordinary shares in the entity in its new legal form.

               The conditional capital to secure the convertible bonds issued in the course of MaBP 1996/1998, continues to exist accordingly in the new entity in its new legal form.

               Employee Participation Program 1998
               -----------------------------------

               The Employee Participation Program ("MaBP 1998") established on the basis of the resolutions of the General Meetings of 10 June 1998 and of 30 May 2000 will, due to the transformation of legal form, be so adjusted that the option rights of the holder of a stock option will now refer to bearer preference shares or rather bearer ordinary shares in the entity in its new legal form.

               The performance target specified by the General Meeting of 10 June 1998 and 30 May 2000 and accepted in accordance with item 2
               b) of the Agenda of this extraordinary General Meeting, for the stock options with target, shall remain unchanged.

               The conditional capital to secure the options issued in the course of MaBP 1998, continues to exist accordingly in the new entity in its new legal form.

               Employee Participation Program 2001
               -----------------------------------

               The Employee Participation Program ("MaBP 2001") established on the basis of the resolution of the General Meeting of 23 May 2001 will, due to the transformation of legal form, be so adjusted that the conversion right of the holder of a convertible bond shall now refer to bearer preference shares or rather bearer ordinary shares in the new entity in its new legal form.

               The performance target specified by the General Meeting of 23 May 2001 for the convertible bonds with target and adjusted in accordance with item 2 c) of the Agenda of this extraordinary General Meeting for the modified convertible bonds, shall refer, from the effective date of the transformation of legal form, to bearer ordinary shares or bearer preference shares in the new entity in its new legal form. (Partial) Achievement of the target will be taken into account accordingly.

               The conditional capital to secure the options issued in the course of MaBP 2001, continues to exist accordingly in the new entity in its new legal form.

          (6) The Articles of Association of Fresenius Medical Care AG & Co. KGaA are hereby approved in the version attached as Appendix 3 to this invitation to the extraordinary General Meeting.

               In case that the transformation of legal form will be filed with the Commercial Register for registration after the coming into effect of the amendments to Section 123 of the German Stock Corporation Act (AktG) by the Act for Corporate Integrity and Modernization of the Right of Avoidance ("UMAG"), Art. 14 and Art. 15 of the Articles of Association of Fresenius Medical Care AG & Co. KGaA are approved in deviation of the wording made in Appendix 3 to this invitation to the extraordinary General Meeting in the following way:

               "Art. 14 Calling of the General Meeting

               (1) The general meeting shall be called no later than thirty days before the day by the end of which the shareholders must register according to Article 15, unless a shorter period is permitted by law. In calculating such period, the day the general meeting is called and the day by the end of which the shareholders must register before the meeting shall not be counted; if the end of that period is a Sunday, an official holiday at the registered office of the Company or a Saturday, such day will be replaced by the preceding working day.

               (2) No later than on the last day of the convocation period, also the English short version pursuant to Article 3 paragraph (2) shall be published, if necessary.

               (3) The general meeting shall be held at the place where the registered office of the Company is located, or in a German city where a stock exchange is situated or at the place where the registered office of a domestic affiliated company is located.


               Art. 15 Attendance at the General Meeting

               (1) Only those shareholders shall be entitled to attend the general meeting who have registered in writing (Textform) in the German or English language at the location given in the calling of the general meeting no later than on the fifth day before the general meeting

               (2) Further, shareholders are required to provide evidence of their entitlement to attend the general meeting and to vote. This requires certification showing ownership of their shares to be issued by the depository bank. Certification must refer to the beginning of the twenty-first day before the general meeting,
               0.00 hours at the registered office of the Company. Certification must be received by the Company in writing (Textform) in the German or

               English language at the location given in the calling of the general meeting no later than on the fifth day before the general meeting.

               (3) The members of the management board of the general partner and of the supervisory board should personally attend the general meeting. If it is not possible for a member of the supervisory board to attend at the place of the general meeting, in particular, because he is abroad for cause, he may participate in the general meeting by sound and picture transmission.

               (4) If a voting right is to be exercised by a proxy, authorization in writing (Textform) shall be sufficient."

               The same shall apply in case that the above mentioned amendments to Section 123 of the German Stock Corporation Act (AktG) become effective after the filing for registration but before the registration of the transformation of legal form with the Commercial Register.

               To the extent that the proposed amendment to the Articles of Association under Agenda item 3) above have not been registered with the Commercial Register until the registration of the transformation of legal form, the Articles of Association of Fresenius Medical Care AG & Co. KGaA shall be deemed to be approved, in deviation from the proposed wording made in Appendix 3 to this invitation to the extraordinary General Meeting, without paragraphs 3 and 4 of Article 4 of the Articles of Association.

               The Supervisory Board is authorized to adjust the wording of the Articles of Association prior to registration of the resolution on the transformation of legal form in the Commercial Register, to the extent made necessary by the implementation of the resolutions under Agenda item 1) and/or by an issue of shares in the meantime out of existing conditional capital in order to adjust to the then applicable number of units of capital and the division of the capital into bearer preference shares and bearer ordinary shares; this also includes the adjustment of the amount in Article 4 para. 2 sentence 2 of the Articles of Association of Fresenius Medical Care AG & Co. KGaA in Appendix 3 to this invitation to the extraordinary General Meeting. The Supervisory Board is further authorized to amend the wording of the Articles of Association prior to registration of the resolution on the transformation of legal form in the Commercial Register in so far as a change in the amount of the conditional capital in each case and the division into bearer preference shares and bearer ordinary shares arises in the course of the implementation of the resolution on Agenda item 2).

          (7) In accordance with Section 250 UmwG, no offer of compensation under Section 207 UmwG is to be made.

          (8) The transformation of legal form has no effect on the employees or their representation.

               The pure transformation of legal form does not involve a change of employer. The employment contracts of the employees remain in force unchanged. The employer's right to issue instructions will, after the transformation of legal form, be exercised by the Management Board of the general partner Fresenius Medical Care Management AG. No changes for the employees arise therefrom.

               The composition of the works councils and their rights and entitlements are not altered by the transformation of legal form. All works agreements remain in force in their present form unchanged. In addition, there are no effects on co-determination. The question of the Company's involvement and that of its affiliates in collective bargaining agreements is not affected by the transformation of legal form either. No other measures are intended or planned in the course of the transformation, which could have effects on the situation of the employees.

          (9) KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprufungsgesellschaft, Frankfurt am Main, is appointed as auditor for the fiscal year 2005.

     c) Consent of Fresenius Medical Care Management AG to join as general partner of Fresenius Medical Care AG & Co. KGaA and approval of the Articles of Association of Fresenius Medical Care AG & Co. KGaA in accordance with the Appendix 3 to this invitation to the extraordinary General Meeting by Fresenius Medical Care Management AG.

                -------------------------------------------------


     In the offices of the Company, Fresenius Medical Care AG,
     Else-Kroner-Strabe 1, 61352 Bad Homburg, the following documents have been provided since the date of the calling of the extraordinary General Meeting, for the inspection of shareholders:

     o written report of the Management Board to the General Meeting on the conversion of the non-voting bearer preference shares into voting bearer ordinary shares,

     o written report of the Management Board to the General Meeting on the grounds for the exclusion of the pre-emption right (Sections 203 para. 2 sentence 2, 186 para. 4 sentence 2, German Stock Corporation Act
          (AktG)),

     o    transformation report.

     On request, each shareholder will receive a copy of the above documents free of charge.

This invitation to the extraordinary General Meeting neither constitutes an offer of securities of the Company for sale in the United States of America ("USA") nor a solicitation of offers to purchase such securities from persons in the USA. Such an offering is being made in the USA solely by means of a prospectus that has been filed with the Securities and Exchange Commission. Copies of this prospectus may be obtained from the Company. The prospectus contains or incorporates by reference detailed information about the Company and its management, as well as financial statements.

This invitation to the extraordinary General Meeting is being distributed solely to enable the Company's shareholders to vote at the extraordinary General Meeting on the amendments to the Articles of Association required to permit the conversion of the Company's preference shares into ordinary shares and on the transformation of the legal form of the Company. In particular it does not constitute an offer to issue ordinary shares upon conversion into preference shares or a solicitation of offers to convert preference shares into ordinary shares. Such offer may not be made in the USA unless registered under the Securities Act. Any such offer requires a separate prospectus, which will be distributed after the extraordinary General Meeting. Such prospectus will contain or incorporate by reference detailed information about the Company, its management, as well as financial statements.



Attendance at the General Meeting

Those shareholders who deposit their shares during normal business hours no later than on Friday, 26 August 2005 with the Company, a Notary in the Federal Republic of

Germany, a securities clearing and depository bank, or Dresdner Bank AG and its branches, until the close of the extraordinary General Meeting, will be entitled to attend the extraordinary General Meeting.

In case of deposit with a German Notary or a securities clearing and depository bank, we would like to ask you to submit the certificate to be issued by them to the cash office of the Company no later than on the first workday after the deadline for deposit, i.e. by Monday, 29 August 2005 at the latest.

The shares will be deemed properly deposited if, with the consent of the depository, the shares are blocked in favor of such depository at a credit institution until the close of the extraordinary General Meeting.

Each ordinary share will be entitled to one vote at the extraordinary General Meeting. Preference shares are not entitled to vote.

Proxies

The shareholder may also exercise his voting right at the extraordinary General Meeting by a proxy, for example the depository bank, an association of shareholders or another person of his choice.

As a special service offered to the shareholder, the shareholder can authorize a proxy who will be appointed by the Company before the extraordinary General Meeting and who is bound by instructions. Shareholders who would like to authorize the proxy appointed by the Company need an entrance card for the extraordinary General Meeting. Proxies must be transmitted in text form. The necessary documents and information will be distributed to the shareholders together with the entrance card.

Counter-Proposals

Counter-proposals to a proposal of the Management Board and Supervisory Board on a particular item on the agenda in the sense of Section 126 AktG, are to be made exclusively to:

              Fresenius Medical Care Aktiengesellschaft

              - Investor Relations-

              Else-Kroner-Strabe 1

              61352 Bad Homburg

              Telefax: 06172-609-2301

              E-Mail: ir-fms@fmc-ag.com

Proposals from shareholders received by the Company at least two weeks before the date of the extraordinary General Meeting will be made accessible to other shareholders on www.fmc-ag.com without delay. Applications sent to any other address will not be taken into account.

Hof a.d. Saale, in July 2005

Fresenius Medical Care Aktiengesellschaft

The Management Board

Appendix 1 to the Invitation to the extraordinary General Meeting on 30 August 2005

Report of the Management Board to the General Meeting on item 1) of the Agenda
------------------------------------------------------------------------------

The present share capital of the Company of 246,924,300.80 is divided into 70,000,000 voting bearer ordinary shares ("ordinary shares") and 26,454,805 non-voting bearer preference shares ("preference shares"). The proportion of preference shares to the share capital is approx. 27.4%. Both classes of shares are listed at present on the Frankfurt stock exchange on the official market, section Prime Standard. In addition, the shares are included in the electronic trading system XETRA. The ordinary shares of the Company in free float are listed on the German Index DAX 30.

On the New York Stock Exchange at present, so-called American Depositary Shares
(ADS), which represent ordinary or preference shares of FMC AG, are listed. Three ADS correspond to one share.

The preference shares of the Company trade at a discount compared to the ordinary shares. In 2004 this discount was between 27% and 33% and in the first four months of 2005 between 27% and 30% and reflected the range achieved in 2002 and 2003. On the day prior to the announcement of the conversion of the preference shares into ordinary shares this price difference was evident. The price for the ordinary shares on 3 May 2005, the day prior to the announcement of the intended conversion, was EUR 62.45 compared to EUR 44.65 for preference shares. (closing price in XETRA trading in each case). The weighted average domestic stock exchange price in the past three months prior to the announcement of the proposed conversion on 4 May 2005 was EUR 64.28 for ordinary shares and EUR 45.78 for preference shares. In addition, the average trading volume of the ordinary shares was considerably greater than that of the preference shares. In 2004, this was almost 256,000 shares per trading day for ordinary shares and only 47,000 preference shares on average. The Company assumes that the main reason for the price difference between the ordinary and preference shares is to be found in the limited acceptance of preference shares in particular among foreign investors. In spite of the existing right to a preferential dividend, the market participants seem to regard the preference shares of the Company as a less attractive investment compared to the ordinary shares. This may be due to the preference shares' lack of voting rights and their limited liquidity, shown also by the lesser average daily trading volume.


Conversion process
------------------
The preference shareholders are to be granted the opportunity of converting their preference shares into ordinary shares, in which process the preference shares will lose their preferential dividend which is granted by the Articles of Association and statute. The preference shareholders must pay a premium of EUR
12.25 per preference share for the conversion. The premium corresponds to approx. 66% of the difference between the weighted average domestic stock exchange prices of the ordinary and preference shares in the past three months prior to the announcement of the intended conversion. Such average stock exchange price in this reference period was, in the case of ordinary shares EUR
64.28 and, in the case of
preference shares, EUR 45.78; the difference between these average prices was therefore EUR 18.50. Of this, each preference shareholder participating in the conversion, has to bear the conversion premium of EUR 12.25 per preference share. The calculative difference of EUR 6.25 between the price difference and the premium constitutes an incentive to participate in the conversion. On the basis of the stock exchange price during the said reference period, preference shareholders can therefore obtain ordinary shares at a discount of EUR 6.25 respectively approx. 10% by way of conversion.

The conversion of preference shares into ordinary shares is intended to be possible only during a conversion period which must be at least four, and at most six, weeks. The technical details of the conversion process will be determined by the Management Board with the approval of the Supervisory Board, and announced with the conversion period. A subsequent conversion offer is not intended.

The conversion of preference shares into ordinary shares requires that the Articles of Association of the Company be amended in Article 4 para. 1 for the purpose of allotting the shares as between ordinary and preference. The final version of the Articles of Association can, however, be determined only when it is established how many preference shares have been lodged with the Company for conversion in accordance with the set period and set form together with the conversion premium. As a result of that, the Supervisory Board will be authorized in the proposed resolution to amend the Articles of Association on the conclusion of the conversion process in accordance with the outcome of the conversion.

Reasons for the conversion of preference shares to ordinary shares
------------------------------------------------------------------

The Management Board is convinced that the conversion of the preference shares into ordinary shares is in the interests of the Company. The measure will contribute to a widening of the financial and operative room for maneuver of the Company.

The conversion of preference into ordinary shares will increase the free float of ordinary shares and therefore probably the liquidity of the ordinary shares of the Company. At the present time, both the ordinary and preference shares are listed. The free float, which is important for the liquidity of the shares, is thus divided between the ordinary and preference shares. In the event of the conversion of all the shares into ordinary shares, this free float will be joined together. The free float of the ordinary shares would thereby be increased from approx. 34.47 million by approx. 26.45 million to approx. 60.92 million. That corresponds to an increase of approx. 77%. In the opinion of the Management Board, this will simultaneously lead to a substantial increase in the daily volume of ordinary shares traded, over and above the simple addition of the present volume of trading in each class of shares. If, for example, the present ratio between the trading volume of ordinary shares and the free float were to remain constant, a full conversion of the preference shares into ordinary shares would also result in a mathematical increase of approx. 77%. As the liquidity of a share is an important investment criterion for many, especially major institutional, investors, greater liquidity of the ordinary shares can further enhance their attractiveness. The Management Board therefore assumes that this will have a positive effect on the development of the share price of the ordinary shares.

In addition, the position of the Company on the German share index (DAX) can be consolidated and improved by the conversion of the preference shares into ordinary shares. The composition and weighting of the DAX is regulated by the "Leitfaden zu den Aktienindizes der Deutschen Borse" (Guide to the Share Index of Deutsche Borse), which is provided in the June 2005 version under www.deutsche-boerse.com. On the question of a company's participation in the DAX, only the major or more liquid share classes can be taken into account under the relevant rules of the German stock exchange, and therefore only the ordinary shares of the Company are taken into account. For the selection of the Index prices the free float market capitalization and the order book volume are decisive. As described above, both would, in all probability, be increased by the conversion of preference shares into ordinary shares. This then would lead to the consolidation of the Company's position on the DAX and improvement in weighting, as a result of the conversion.

The following overview shows companies on the DAX or MDAX comparable with the Company after the freefloat market capitalization. This shows that the place of the Company on the DAX, i.e. its place as one of the largest 30 companies according to freefloat market capitalization and order book volume, is at present at risk. In addition, the overview also shows how the position of the Company on the DAX would be improved from the point of view of the freefloat market capitalization by the implementation of the entire transaction. It is assumed for this purpose that all preference shares of the Company would participate in the conversion to ordinary shares.


DAX Position of Fresenius Medical Care

                                             Position      MarketCap.     Position  Turnover in m. euro
Issuer                             Index     MarketCap.  (in m. euro)     Turnover      (12 months)
---------------------------------------------------------------------------------------------------------
Infineon Tech. AG                   DAX         24         4,649             14           21,083
Linde AG                            DAX         25         4,616             30            6,511
Henkel KGaA (Pref.)                 DAX         26         4,419             28            6,857
HeidelbergCement AG                 MDAX        27         4,392             36            3,247
Hypo Real Estate Hldg. AG (Ord.)    MDAX        28         4,341             38            2,856
Lufthansa AG                        DAX         29         4,309             22           11,043
---------------------------------------------------------------------------------------------------------
FMC AG &  Co. KGaA (Pref. + Ord.) *             30*)       3,764(*)
---------------------------------------------------------------------------------------------------------
Merck KGaA                          MDAX        30         3,336             35            3,486
Altana AG                           DAX         31         3,328             29            6,804
TUI AG                              DAX         32         3,313             27            7,504
Puma AG                             MDAX        33         2,860             25            8,227
Celesio AG                          MDAX        34         2,702             41            2,575
Henkel KGaA (Ord.)                                         2,573                             717
---------------------------------------------------------------------------------------------------------
FMC AG (Ord.)                       DAX         35         2,340             32            4,635
---------------------------------------------------------------------------------------------------------
Deutsche Postbank AG                MDAX        36         2,205             34            3,566
Fresenius AG (Pref.)                MDAX        37         1,922             52            1,366
Hann. Rueckver. AG                  MDAX        38         1,830             39            2,750
RWE AG (Pref.)                                             1,768                             604
K+S AG                              MDAX        39         1,721             55            1,216
Beiersdorf AG                       MDAX        40         1,684             48            1,642

*) Present market capitalization of the ordinary shares together with all preference shares, i.e. in case of a conversion rate of 100%

Source: Deutsche Borse AG as of June 30, 2005 (FMC AG & Co. KGaA added by the Company)

Advantages accrue to the Company and its shareholders through participation in the DAX. For many institutional investors, in particular, index-oriented funds and foreign investors, listing on a select index is a decisive investment criterion. Some funds reproduce a select index and therefore rely exclusively on index participation.

The increased liquidity and consolidated DAX position will, in the opinion of the Management Board, lead to improved financing opportunities for the Company. In particular, the conditions for equity capital financing will be improved, as the market, due to the increased liquidity, will be more receptive to new shares out of future capital increases. The room for maneuver for future financing will thereby be widened. Parts of the business strategy of Fresenius Medical Care AG, such as the world-wide strengthening of its presence on attractive growth markets, the expansion of the spectrum of dialysis services offered and of its position as innovator in the product and process technology, can be more easily implemented with attractive financing opportunities. The intended structural measures will therefore in particular, against the background of the present planned debt capital financing in connection with the acquisition of Renal Care Group, Inc., Nashville/Tennessee, U.S.A. ultimately contribute to a further expansion of the future financial and operative scope and thereby contribute to setting forth the growth strategy of the Company.

In addition, the Company will, by the intended conversion of preference shares into ordinary shares, also acquire new capital. The participating preference shareholders will pay the Company a premium of EUR 12.25 per preference share for the conversion. If all preference shares are converted, the Company would have additional funds of approx. EUR 324 million available, which would be placed in the capital reserves of the Company. This would lead to an improvement in the capital ratio of the Company.

The above-described positive effects for the Company are also beneficial for the shareholders. The preference shareholders have the opportunity, by the conversion, of acquiring ordinary shares of the Company at favorable terms. While they must pay a premium of EUR 12.25 per preference share to the Company for the conversion, the premium only consists of approx. 66% of the difference between the weighted average domestic share prices of ordinary and preference shares in the past three months prior to the announcement of the intended conversion. On the basis of such stock exchange prices in the said reference period, preference shareholders can therefore acquire, by conversion, ordinary shares at a discount of EUR 6.25, respectively approx. 10%. The Company thereby intends to offer the preference shareholders an incentive to participate in the conversion program. This incentive accrues directly to the preference shareholders, if they avail themselves of the conversion offer.

The measures also benefit the ordinary shareholders. While the preference shareholders can acquire ordinary shares at favorable conditions by way of conversion, the Management Board assumes that the dilution of voting rights this entails and the possible dilution of the value, will be reasonably compensated by the benefits of the measures. Firstly, most of the difference in value between ordinary and preference shares will be covered by the conversion premium, which will strengthen the capital base of the Company. Secondly, the attractiveness of the ordinary shares will be enhanced due to greater liquidity and the consolidation of DAX membership. Finally, the preferential dividend under the Articles of Association will be cancelled for all preference shares converted. The Management Board has, in its assessment of the conversion premium, complied with the thresholds set in the judgment of the Higher Regional Court (OLG) Cologne of 20 September 2001 in the "Metro" case - Case No. 18 U 125/01, which was similar.

Ultimately, the Management Board is convinced that the conversion of the preference shares into ordinary shares is in the interests of the Company and its preference and ordinary shareholders.

Hof an der Saale, in July 2005



Fresenius Medical Care Aktiengesellschaft

The Management Board

Appendix 2 to the invitation to the extraordinary General Meeting on 30 August 2005

     Written Report of the Management Board to the extraordinary General Meeting
     ---------------------------------------------------------------------------
     as to the grounds for the exclusion of the pre-emption right (Sections 203
     --------------------------------------------------------------------------
     para. 2, second sentence, 186 para. 4, second sentence, German Stock
     --------------------------------------------------------------------
     Corporation Act (AktG)):
     ------------------------

     As to Agenda item 3) of the extraordinary General Meeting on 30 August 2005, the Management Board and Supervisory Board propose that the existing Authorized Capital I and II be cancelled and replaced by new Authorized Capital I and II.

     The Management Board, in accordance with Sections 203 para. 2, second sentence, 186 para. 4, second sentence, AktG, provides this report on the grounds for the exclusion of the pre-emption right, which is an integral part of this invitation to the extraordinary General Meeting and which has been provided at the premises of the Company for inspection by the shareholders since the date of the calling of the extraordinary General Meeting and which, on request, will be sent to each shareholder.

     Existing authorized capital and the reason for the change
     ---------------------------------------------------------

     Article 4 para. 3 and Article 4 para. 4 of Articles of Association presently in force provide for Authorized Capital I and II, by which the Management Board, with the approval of the Supervisory Board, is entitled to increase the capital by up to EUR 30,720,000.00 by issuing new non-voting bearer preference shares for cash (Authorized Capital I) and by up to EUR 20,480,000.00 by issuing new non-voting bearer preference shares for cash and/or contributions in kind (Authorized Capital II). Against the background of the intended conversion of the non-voting bearer preference shares into bearer ordinary voting shares, the authorized capital which refers to non-voting bearer preference shares is no longer appropriate. In order to enable the Company to continue to be able to protect the stock exchange price by reacting to market conditions in the future, the administration of the Company should, by a new authorization, continue to be enabled in the future to increase the capital of the Company by increasing the cash and/or contributions in kind by issuing new voting bearer ordinary shares.

     New Authorized Capital and the associated advantages for the Company
     --------------------------------------------------------------------

     Overall, new Authorized Capital I and II up to a total of EUR 60,000,000 are to be created. Authorized Capital I enables the Management Board, in the period up to 29 August 2010, to increase the capital of the Company, with the approval of the Supervisory Board, on one or more occasions by up to EUR 35,000,000 for cash, by issuing new bearer ordinary shares. The new shares will, in principle, be offered to the shareholders. The Management Board will, however, be authorized to exclude fractional amounts from the shareholders' pre-emption right with the approval of the Supervisory Board . Authorized Capital II enables the Management Board, in the period up to 29 August 2010, to increase the capital of the Company, with the approval of the Supervisory Board, on one or more occasions by a total of EUR 25,000,000 for cash and/or contributions in kind by issuing new bearer ordinary shares. The Management Board is entitled to exclude the statutory pre-emption right of the shareholders under certain conditions.

     The proposed authorization for the issue of new shares out of Authorized Capital I and II is intended to place the Management Board in a position to satisfy, within a short period, financial requirements arising in connection with the implementation of strategic decisions with the approval of the Supervisory Board, i.e. without the prolonged process of obtaining a new resolution in a General Meeting.

     Exclusion of the Pre-emption right
     ----------------------------------

     Authorized Capital I

     The Management Board, in the course of the use of Authorized Capital I, is to be authorized, with the approval of the Supervisory Board, to exclude fractional amounts from the shareholders' pre-emption right. The exclusion of the pre-emption right for fractional amounts of Authorized Capital I is necessary in order to provide a technically practicable pre-emption process for amounts of the increase below the unit of capital. The shares excluded from the shareholders' pre-emption right as free fractions, will be realized to the best possible benefit of the Company by sale on the stock exchange or in another manner. As the exclusion of the shareholders' pre-emption right can only be limited to fractional amounts, the possible dilution effect is minimal. The Management Board and Supervisory Board deem the exclusion of the pre-emption right regarding Authorized Capital I to the extent described for the above reasons to be necessary, appropriate, reasonable and justified in a balance of the interests of the Company and those of the shareholders.

     Authorized Capital II

     The Management Board, within the context of Authorized Capital II, is to be authorized, with the approval of the Supervisory Board, to exclude the shareholders' pre-emption right in the case of capital increases for contributions in kind. This authority to exclude pre-emption right is intended to facilitate the acquisition of enterprises, parts of enterprises or participations in enterprises in exchange for the issue of shares in the Company. In order to also remain particularly internationally competitive, the Company must be in a position at any time to act flexibly and rapidly on the international markets in the interests of its shareholders. This includes, in particular, the option of acquiring enterprises, parts of enterprises or participations in enterprises in order to improve its own position in international competition. For the seller of attractive acquisition targets, shares in the acquiring corporation are usually of particular interest instead of cash. In order that the Company is not excluded from such acquisitions, it must have the opportunity of issuing its own shares as consideration. With the proposed authorization to exclude the pre-emption right, the Company can obtain the necessary flexibility in order to take opportunities which arise to acquire enterprises, parts of enterprises and participations in enterprises rapidly and flexibly. By the exclusion of the pre-emption right a reduction of the relative participation quota and the relative voting rights ratio of the existing shareholders results. If a pre-emption right were granted, the acquisition of enterprises, parts of enterprises and participations in enterprises in exchange for shares would not be possible and thereby the advantages described for the Company and the shareholders not achievable.

     At the present time, there are no concrete acquisition plans for which the possibility of exclusion of pre-emption rights would be used. If the opportunity to acquire enterprises, parts of enterprises and participations in enterprises arises, the Management Board will carefully examine whether the Authorized Capital II should be used for that purpose. It will only do so if the acquisition in exchange for shares of the Company is in its well-understood (wohlverstandene) interest. The Supervisory Board will only grant its approval if this requirement is met.

     In addition, the administration is authorized to exclude the pre-emption right in the case of capital increases for cash in accordance with Sections 203 para. 1, first sentence, 203 para. 2, 186 para. 3, fourth sentence, AktG. This possibility serves, mainly, the interests of the Company in achieving the best possible issue price for its new share issues. The statutory provisions referred to create the possibility for the administration to use the relevant stock exchange price of the shares of the Company rapidly and flexibly and inexpensively to strengthen its capital. By being relieved of the time-consuming and expensive process of processing pre-emption rights, capital requirements can be covered rapidly by the use of short term opportunities in the market in the interests of the Company and of all shareholders, and additional shareholders acquired at home and abroad. The flexibility obtained by the exclusion of the pre-emption rights is an important instrument for the Company of availing itself of the rapidly changing opportunities offered in new markets, because it is enabled in the short term to cover any capital requirements which arise.

     The issue price and thereby the funds which flow to the Company for the new shares will be oriented on the stock exchange price of the listed shares and will not differ substantially from the current stock exchange price. As the shares are admitted to the official market in German stock exchanges, shareholders interested in maintaining their share quota when Authorized Capital II is used, with the exclusion of the pre-emption right under
     Section 186 para. 3, fourth sentence, AktG, may acquire shares of the Company through the stock exchange. In calendar year 2004 almost 256,000 shares of the Company were traded per trading day on an average. It will therefore be possible for shareholders to maintain their share quota by purchasing shares of the Company. In addition, the exclusion of the pre-emption right only affects those capital increases for cash, which do not exceed ten per cent of the share capital, so that a potential effect of dilution for the shareholders is limited for that reason. Overall, it is therefore ensured that, in compliance with the statutory evaluation of Section 186 para. 3, fourth sentence, AktG the financial and voting interests of the shareholders are reasonably safeguarded in the event of the use of Authorized Capital II with the exclusion of shareholders' pre-emption rights.

     Taking all the above circumstances into consideration, the Management Board and Supervisory Board deem the exclusion of the pre-emption right in connection with Authorized Capital II in the cases mentioned of usual business procedure, also taking account of the dilution effect unfavorable to the shareholders, to be necessary for the above reasons, appropriate, reasonable and justified in a balance of the interests of the Company against those of the shareholders.


Hof an der Saale, in July 2005



Fresenius Medical Care Aktiengesellschaft

The Management Board

Appendix 3 to the Invitation to the extraordinary General Meeting on 30 August 2005

Articles of Association of Fresenius Medical Care AG & Co. KGaA
---------------------------------------------------------------


[The Articles of Association are not imprinted at this place. The Articles of Association of Fresenius Medical Care AG & Co. KGaA are imprinted in Annex 3 to the Transformation Report.]

         Notice to Holders of American Depositary Receipts (ADR Holders)
                      of the extraordinary General Meeting

                 - ISIN: US3580291066 // ADR Id. No.: 879 529 -
                 - ISIN: US3580292056 // ADR Id. No.: 903 780 -

If holders of ADRs wish to participate personally in the extraordinary General Meeting, they are requested to pass the application for the issue of entrance tickets through their depositary banks to the US American correspondence banks. In order to ensure that the deposit period in accordance with Article 15 para. 1 of the Articles of Association is observed, the applications for the issue of entrance tickets must reach the US American correspondence banks by 17 August 2005 at the latest. Your depositary bank should ensure that your applications are passed on in time.

All entrance tickets will be issued on the basis of shares. As an ADR represents a third of one share, entrance tickets for ADR holders can be issued only for three ADRs or a full multiple thereof. ADR holders with less than three ADRs will be admitted, on request, as guests.

If the ADRs represent preference shares, they have no voting right at the extraordinary General Meeting.

If ADRs represent ordinary shares, the holders of ADRs can, through their depositary banks, have their voting rights in the extraordinary General Meeting exercised by JP Morgan Chase Bank. The depositary will ensure the exercise of the voting rights in accordance with the instructions of the ADR holder. Such applications must be received by the US American correspondence banks by 18 August 2005 at the latest. Particular care must be taken that there is no confusion between ADRs for ordinary shares and those for preference shares.

Holders of ADRs which represent ordinary shares can also personally exercise the voting right in the extraordinary General Meeting, however, only for three ADRs or a full multiple thereof.

For fractional amounts in ADRs which represent ordinary shares, or for ADRs which represent preference shares, the possibility of exercising voting rights at the extraordinary General Meeting arises only by instructions given to the depositary.

The depositary banks are referred to the publications in the journal "Wertpapier-Mitteilungen" (WM), section III of 23 July 2005.


Hof an der Saale, in July 2005


Fresenius Medical Care Aktiengesellschaft

The Management Board

Annex 2: List of shareholdings of Fresenius Medical Care AG
-------


Major Subsidiaries

$ in millions:                                                        Ownership(1)   Revenue  Net income/     Equity     Employees
except employees                                                                               (-loss)                  (full-time
                                                                                                                        equivalents)

Name and location                                                                                              31.12.      31.12.
                                                                            in%      2004(2)    2004(2)       2004(2)     2004(2)
Europe

Germany                 FMC Deutschland GmbH,                               100        973.0        0.0       1,067.6       2,506
                        Bad Homburg v.d.Hohe

Austria                 FMC Austria GmbH, Wien                              100         16.7        0.6           3.1          19

Hungary                 FMC Hungary Ltd., Budapest                          100         21.1        0.5          29.4          44
                        FMC Dializis Center Egeszs.Kft., Budapest           100         34.5       -0.4           0.2         643

Italy                   FMC Italia S.p.A.                                   100         96.8        2.4          39.4         158
                        Palazzo Pignano/Cremona
                        SIS-TER S.p.A.,                                     100         50.5        2.8           8.7         207
                        Palazzo Pignano/Cremona

Great Britain           FMC (UK) Ltd.,                                      100         93.5        5.1          28.1         181
                        Huthwaite-Nottinghamshire

France                  FMC France S.A., Fresnes                            100         86.6        3.0          20.2         117
                        SMAD S.A., L'Arbresle                               100         76.3        5.6          30.1         329

Turkey                  Fresenius Medikal Hitzmetler A.S., Istanbul         100         30.4        4.5          10.1         150

Portugal                FMC Portugal S.A., Moreira                          100         32.1        1.2          28.4          31
                        NMC Centro Medico                                   100         52.5        1.2          28.6         574
                        Nacional, S.A., Lissabon

Finland                 FMC Suomi OY, Helsinki                              100         10.5        0.8           2.2          17

Denmark                 FMC Danmark A.S., Albertslund                       100          7.9        0.2           2.6          15

Spain                   FMC Espana S.A.,                                    100         68.3        2.1          16.4          80
                        La Roca del Valles
                        NMC of Spain S.A., Madrid                           100         13.9       -3.7          41.7         814

Russia                  ZAO Fresenius S.P., Moskau                          100         25.3        1.2           6.0         113

The Netherlands         FMC Nederland B.V., Nieuwkujik                      100         18.9        0.5           3.6          30

Belgium                 FMC Belgium N.V., Antwerpen                         100         28.5        2.9          13.1          63

Czech Republic          FMC Ceska Republika spol. s.r.o., Prag              100         19.7        3.6          10.5          38

Switzerland             FMC (Schweiz) AG, Stans                             100         24.7        3.4          10.5          40

Poland                  FMC Polska S.A., Poznan                             100         16.8        0.6           3.5          57

Romania                 FMC Romania S.r.l., Bukarest                        100         22.0        0.8           4.6          48

Slovakia                FMC Slovensko spol s.r.o., Piestany                 100          9.5        1.5           3.3          17

Marocco                 FMC Maroc S.A., Casablanca                           98         10.7        0.5           1.2          33

South Africa            FMC South Africa (Pty.) Ltd., Johannesburg          100         10.2        1.6           2.4          77

Slovenia                FMC Slovenija d.o.o., Zrece                         100          5.3       -0.3           1.4          10
                        Nefrodial d.o.o., Zrece                             100          7.3       -1.7           1.2          78

Sweden                  FMC Sverige AB, Sollentuna                          100         15.5        1.2           6.1          22


North America

USA                     FMC Holdings Inc., New York                         100      4,217.8      249.3       2,216.0      28,151

Latin America

Brazil                  FMC Ltda., Sao Paulo                                100         33.2        4.7          30.4         356

Colombia                FMC Colombia S.A., Santa Fe de Bogota               100         53.4        6.2          46.4         839

Venezuela               FMC de Venezuela C.A., Valencia                     100         15.8       -0.2           6.8         403

Argentina               FMC Argentina S.A., Buenos Aires                    100         70.7        2.1          41.0       1,928

Mexico                  FMC Mexico S.A. de C.V.,                            100         30.6       -2.7          18.4         464
                        Zapopan, Jalisco

Chile                   Pentafarma S.A., Santiago de Chile                  100          9.2       -0.1           0.3          60

Asia-Pacific

Japan                   FMC Japan K.K., Tokio                               100         42.9      -13.7           1.8         632
                        Fresenius-Kawasumi Co. Ltd., Tokio                   70         38.5       -1.3          20.2          48

South Korea             FMC Korea Ltd., Seoul                               100         51.2        3.1          28.1         103

Taiwan                  FMC Taiwan Co., Ltd., Taipei                        100         26.6        0.9          -0.7          78

Australia               FMC Australia Pty. Ltd., Sydney                     100         46.4        1.9          12.9         141

Singapore               FMC Singapore Ptd. Ltd., Singapur                   100          7.4       -1.0           2.3          59

Hong Kong               FMC Hong Kong Ltd., Hongkong                        100         23.7        3.7           7.9          39

China                   FMC (Shanghai) Co. Ltd., Shanghai                   100         11.2       -0.1           0.3          39

Philippines             FMC Philippines Inc., Makati City -                 100          2.8        0.1           0.6          15
                        Metro Manila

Malaysia                FMC Malaysia Sdn. Bhd., Kuala Lumpur                100          7.6        0.2           3.2          24

Thailand                FMC Thailand Ltd., Bangkok                          100          5.8        0.3           3.6          45

          (1)  Direct and indirect interest

          (2) These figures comply with the financial statements prepared in accordance with the specific generally accepted accounting principles of each country and do not reflect the amounts included in the Consolidated Financial Statements. Shareholders' equity and earnings are translated at the year-end current rate, and sales are translated at the average rate of the year.

Annex 3: Articles of Association Fresenius Medical Care AG & Co. KGaA
-------

I.   General Terms


                        Art. 1 Name and Registered Office

(1) The Company is a partnership limited by shares (KGaA). The name of the Company is

                      Fresenius Medical Care AG & Co. KGaA

(2)  The registered office of the Company is in Hof an der Saale.

                         Art. 2 Objects of the Business

(1)  The objects of the Company are:

     a) the development, production and distribution of as well as the trading in health care products, systems and procedures, including dialysis;

     b) the projecting, planning, establishment, acquisition and operation of health care businesses, including dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;

     c) the development, production and distribution of other pharmaceutical products and the provision of services in this field;

     d) the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation;

     e) the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

     The Company will operate itself or through subsidiaries at home and abroad.

(2) The Company shall be entitled to enter into any and all business transactions and take any and all measures which seem to be necessary or useful to achieve the objects of the Company and may, in particular, participate in other enterprises of the same or similar kind, take over the management and/or the representation of such enterprises, transfer company divisions, including essential company divisions, to enterprises in which the Company holds an interest and establish branches at home and abroad.

                      Art. 3 Notifications and Publications

(1) All notifications of the Company shall be made in the electronic Federal Gazette (Elektronischer Bundesanzeiger).

(2) English short versions of the invitations to general meetings which must provide for the place, date and time and the items on the agenda of the general meeting and the prerequisites of participation in the meetings as well as English short versions of the other notifications shall also be published in The Wall Street Journal and in The New York Times. The newspapers mentioned above are not journals used by the Company for notifications in the sense of Article 3 paragraph (1); such publications shall not be a pre-condition for a valid notification of the Company. With the consent of the supervisory board the general partner may determine deviations from this provision.



II.  Capital and Shares


                                 Art. 4 Capital

(1) The capital of the Company amounts to EUR 246,924,300.80 (in words: two hundred and forty six million nine hundred and twenty four thousand three hundred Euro and eighty Cent) and is divided into 70,000,000 (in words: seventy million) bearer ordinary shares and 26,454,805 (in words: twenty six million four hundred and fifty four thousand eight hundred five) non-voting bearer preference shares.

     In case of issuance of non-voting bearer preference shares, particulars thereof are set forth in Article 19.

     No consent of the preferred shareholders shall be required for the issuance of non-voting bearer preference shares which, for the distribution of the profits or the corporate assets, will be equal to or be preferred to the non-voting bearer preference shares existing from time to time, if and to the extent that the subscription rights of the preference shareholders are not excluded.

(2) The capital stock in the amount of DM 100,000.00 (in words: one hundred thousand Deutsche Mark) available at the transformation of the Company into a Stock Corporation was raised through change of the legal form of the legal entity of previous legal form, Fresenius Medical Care GmbH with registered office in Hof an der Saale.

     The capital stock in the amount of EUR 246,924,300.80 (in words: two hundred and forty six million nine hundred and twenty four thousand three hundred Euro and eighty Cent) available at the transformation of the Company into a partnership limited by shares (KGaA) was raised through change of the legal form of the legal entity of previous legal form, Fresenius Medical Care AG with registered office in Hof an der Saale.

(3) The general partner is authorized, in the period up to 29 August 2010, with the approval of the supervisory board, to increase, on one or more occasions, the capital of the Company by up to a total of EUR 35,000,000.00 (in words: thirty five million Euro) for cash by the issue of new bearer ordinary shares (Authorized Capital I). The number of shares must increase in the same proportion as the capital. The general partner is further authorized, with the approval of the supervisory board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only for fractional amounts. The new shares may also be taken up by credit institutions to be specified by the general partner, with the obligation to offer them to the shareholders (indirect pre-emption rights). The general partner is further authorized, with the approval of the supervisory board, to determine the further details of the implementation of the capital increase out of Authorized Capital I. The supervisory board is authorized to amend the Articles of Association after complete or partial implementation of the capital increase out of Authorized Capital I or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized Capital I.

(4) The general partner is authorized, in the period up to 29 August 2010, with the approval of the supervisory board, to increase, on one or more occasions, the capital of the Company by up to a total of EUR 25,000,000.00 (in words: twenty five million Euro) for cash and/or contributions in kind by the issue of new bearer ordinary shares (Authorized Capital II). The number of shares must increase in the same proportion as the capital. The general partner is further authorized, with the approval of the supervisory board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only if

     o in the case of a capital increase for cash the amount of capital attributable to the new shares does not exceed 10% of the share capital at the time of the issue of the new shares and the issue price for the new shares is not significantly lower than the stock exchange price of the listed shares of the same class and rights at the time of the final determination of the issue price by the general partner, or

     o in the case of a capital increase for contributions in kind the grant of shares should be for the purpose of acquiring an enterprise, parts of an enterprise or a participation in an enterprise.

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                                                                             129


     The general partner is further authorized, with the approval of the supervisory board, to determine the further details of the implementation of the capital increase out of Authorized Capital II. The supervisory board is authorized to amend the Articles of Association after complete or partial implementation of the capital increase out of Authorized Capital II or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized Capital II.

(5) The capital of the Company is conditionally increased by up to [EUR 5,389,450.24 (in words: five million three hundred and eighty nine thousand four hundred and fifty Euro and twenty four Cent)] by the issue of up to [2,105,254 (in words: two million one hundred and five thousand two hundred and fifty four)] new non-voting bearer preference shares and by up to [___] (in words: [___]) new bearer ordinary shares. The conditional capital increase will be implemented only to the extent that, in accordance with the employee participation program resolved on by the general meeting of
     24.09.1996 convertible bonds relating to non-par value shares will be issued and the holders of convertible bonds exercise their right of conversion. The new non-voting bearer preference shares and the new bearer ordinary shares shall participate in profits from the beginning of the fiscal year in which they arise by the exercise of the right of conversion.

(6) The capital of the Company is conditionally increased by up to [EUR 2,763,432.96 (in words: two million seven hundred and sixty three thousand four hundred and thirty two Euro and ninety six Cent)] by the issue of up to [1,079,466 (in words: one million and seventy nine thousand four hundred and sixty six)] new non-voting bearer preference shares and by up to [___] (in words: [___]) new bearer ordinary shares. The conditional capital increase will be implemented only to the extent that, in accordance with the stock option program resolved on by the general meetings of 10.06.1998 and 30.05.2000, stock options relating to non-par value shares have been issued and the holders exercise their options. The new non-voting bearer preference shares and bearer ordinary shares shall participate in profits from the beginning of the fiscal year in which they are issued.

(7) The capital of the Company is conditionally increased by up to [EUR 10,132,928.00 (in words: ten million one hundred and thirty two thousand nine hundred and twenty eight Euro)] by the issue of up to [3,958,175 (in words: three million nine hundred and fifty eight thousand one hundred and seventy five)] new non-voting bearer preference shares and by up to [___] (in words: [___]) new bearer ordinary shares. The conditional capital increase will be implemented only to the extent that, in accordance with the international employee participation program resolved on by the general meeting of 23.05.2001 convertible bonds relating to non-par value shares have been issued and the holders of convertible bonds exercise their right of conversion. The new non-voting bearer preference shares and the new bearer ordinary shares shall participate in profits from the beginning of the fiscal year in which they arise by the exercise of the right of conversion.

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                                                                             130


(8) In case of a capital increase, the profit participation may be determined in derogation from Section 60, paragraph 2 German Stock Corporation Act
     (AktG).


                                  Art. 5 Shares

(1)  The shares will be non-par value bearer shares.

(2) The Company shall be entitled to issue share certificates made out to bearer each evidencing a plurality of shares (collective share certificates). There is no claim of the shareholders to share certificates with respect to their individual participation.

(3) The form of the share certificates and of the dividend coupons and renewal coupons shall be determined by the general partner with the consent of the supervisory board.

(4) The Company shall take the necessary measures to achieve that its shares will, preferably, be admitted for official quotation on the stock exchange in Frankfurt am Main and in suitable form - e.g. as American Depositary Shares - on the New York Stock Exchange and that such admissions will be maintained. With the consent of the supervisory board which must decide unanimously on such consent, the general partner may determine deviations from this provision.



III. Constitution of the Company



A.   General Partner
--------------------



      Art. 6 General Partner, Capital Contribution, Legal Relationships and
                                   Resignation

(1)  General partner of the Company is

                      Fresenius Medical Care Management AG

     with registered office in Hof an der Saale.

(2) The general partner has not made a capital contribution. It shall neither participate in the profit or the loss of the Company nor in its assets.

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(3)  The general partner will cease to be general partner of the Company if and when all shares in the general partner are no longer held directly or indirectly by a person holding more than 25 per cent of the capital of the Company, directly or indirectly via a controlled enterprise in the sense of ss. 17 (1) German Stock Corporation Act (AktG); this will not apply if and when all shares in the general partner are held directly or indirectly by the Company.

     Additionally, the general partner will cease to be general partner of the Company, if the shares in the general partner are acquired by a person

     o who does not acquire shares of the Company in the amount of more than 25 per cent of the capital of the Company or

     o who had not, within three months after the effectiveness of such acquisition, submitted a voluntary or mandatory takeover offer to the shareholders of the Company according to the rules of the German Takeover Act (WpUG); the fair consideration offered to the shareholders must also reflect the consideration which the purchaser had paid for the share in the general partner, if the amount for such consideration is above the amount of its equity capital.

     The other grounds for withdrawal as provided for by law remain unaffected with respect to the general partner.

(4) If the general partner withdraws from the Company or if such withdrawal can be foreseen, the supervisory board is authorized and obliged to admit immediately, or at the time of the withdrawal of the general partner, as new general partner of the Company a corporation whose shares are fully owned by the Company. If the general partner withdraws from the Company while no new general partner is admitted simultaneously as aforesaid, the Company shall for the time being be continued by the limited shareholders of the Company alone. In such case, the supervisory board shall immediately apply for the appointment of a substitute representative who will represent the Company until the admission of a new general partner according to sentence 1 of this paragraph, in particular with respect to the acquisition or formation of such new general partner.

     The supervisory board is authorized to adjust the version of the Articles of Association so as to reflect the change of the general partner.

(5) In the case of the continuing of the Company pursuant to Article 6 paragraph (4) of these Articles of Association or in the case that all shares in the general partner are held directly or indirectly by the Company an extraordinary general meeting or the next annual general meeting shall decide about the transformation of the Company into a stock corporation (Aktiengesellschaft). The resolution with respect to such transformation can be taken with a simple majority of the votes cast. The general partner is obliged to consent to such transformation decided by the general meeting.



      Art. 7 Management and Representation of the Company, Reimbursement of
                            Expenses and Remuneration

(1) The Company shall be represented by its general partner. Vis-a-vis the general partner the Company shall be represented by the supervisory board.

(2) The general partner shall be responsible for management of the Company. The general partner's management authority also encompasses exceptional management measures. The right of the shareholders to consent to exceptional management measures at the general meeting is excluded.

(3) The general partner shall be reimbursed for any and all expenses in connection with management of the Company's business, which includes remuneration of the members of its executive bodies. The general partner shall invoice its expenses monthly; it is entitled to claim payment in advance.

(4) As consideration for assuming the management of the Company and the liability, the general partner shall receive a non-profit-and-loss-based annual remuneration of 4 per cent of its equity capital.

(5) The general partner is not authorized to undertake transactions for its own or for another's account outside the scope of its responsibilities within the Company.



B.   Supervisory Board
----------------------


           Art. 8 Election and Term of Office of the Supervisory Board

(1)  The supervisory board consists of six (6) members.

     All six (6) members shall be elected by the general meeting according to the provisions of the German Stock Corporation Act (AktG). The resolution can only be taken with a majority of a minimum of 75 per cent of the votes cast.

(2) Unless expressly otherwise resolved by the general meeting, the supervisory board members shall be appointed to hold office until the end of the ordinary general meeting which resolves on the discharge for the fourth fiscal year after commencement of the term of office. The year in which the term of office commences shall not be considered for this calculation. Re-election of supervisory board members shall be permissible.

(3) If a member elected by the general meeting withdraws from the supervisory board before expiration of his term of office, a new member is to be elected in the next general meeting to replace the withdrawing member. The newly elected member shall hold office for the remaining term of office of the withdrawing member.

(4) The general meeting may, for the supervisory board members to be elected by it, appoint substitute members who will become members of the supervisory board on the basis of a specific order to be determined upon election if and when supervisory board members withdraw before expiration of their term of office. Their position as substitute members shall revive if and when the general meeting elects a new member instead of the withdrawing supervisory board member replaced by such substitute member. The term of office of the substitute member shall end upon completion of the general meeting in which an election according to Article 8 paragraph (3) is made.

(5) Each member of the supervisory board may resign from office by giving one month's written notice even without good cause.



                  Art. 9 Constitution of the Supervisory Board

(1) Following the general meeting in which the supervisory board has been newly elected, the supervisory board shall hold a meeting without special notice of meeting and, where necessary, shall elect in such meeting from among its members a chairman and a deputy chairman for the whole term of office of the elected persons as supervisory board members.

(2) If the chairman or his deputy resigns his office before expiration of his term of office, the supervisory board shall immediately hold a new election to replace the resigning chairman/deputy.



            Art. 10 Meetings and Resolutions of the Supervisory Board

(1) The meetings of the supervisory board shall be called by the chairman by notice subject to a notice period of fourteen (14) days. The meetings may be called in writing, by fax or by other electronic means of communication. The items on the agenda must be stated in the invitation to the meeting. Notwithstanding sentence 2, in urgent cases, this period may be shortened and the meeting may be called by telegram, telex or telephone.

(2) The meetings of the supervisory board shall in the regular case be by personal attendance. It is, however, admissible that meetings of the supervisory board be held by way of a video conference or that individual supervisory board members participate by way of video link, provided that in these cases the passing of resolutions also takes place by way of a video conference or video link. Outside of meetings, resolutions in writing, telegraph, telex, fax, telephone or electronic communication (e-mail etc.) are admissible, if this is ordered by the chairman of the supervisory board, or in the event of his being unable to act, by his deputy.

(3) The supervisory board shall constitute a quorum if half the members making up the entire board take part in the adoption of the resolution.

(4) If members of the supervisory board are prevented from attending the meeting, they may have another member of the supervisory board submit their written votes. Such delivery of the written vote shall be deemed to be participation in the adoption of the resolution.

(5) Resolutions of the supervisory board shall require the majority of the votes cast unless otherwise provided by law or the Articles of Association. In case of a tie, a new vote shall be taken on the same issue at the request of the chairman of the supervisory board or of another member of the supervisory board. In the event that such new vote leads again to a tie, the chairman of the supervisory board shall have two (2) votes (to the legally permissible extent, this shall apply also to committees of the supervisory board of which he is a member). Article 10 paragraph (4) shall be applicable to the casting of the second vote. The deputy chairman of the supervisory board shall not be entitled to such second vote.

(6) Minutes of the meetings of the supervisory board shall be prepared in the English language. The minutes shall be signed by the chairman of the meeting. Any minutes to be prepared outside of the meeting by personal attendance (Prasenzsitzung), as outlined in Article 10 paragraph (2) with respect to resolutions shall be signed by the chairman of the supervisory board. On demand of a member of the supervisory board a German translation of the minutes shall be prepared.



               Art. 11 Rights and Duties of the Supervisory Board

(1) The supervisory board shall have the rights and duties defined by mandatory legal provisions and these Articles of Association.

(2) The supervisory board shall, at any time, have the right to supervise the entire management of the general partner and to inspect and audit all books and records, including the minutes of the meetings of the management board of the general partner, as well as the assets of the Company. This right to inspect and audit can also be claimed by any individual supervisory board member. The supervisory board member must direct his request to the chairman of the supervisory board who shall pass the request on to the chairman of the management board of the general partner or, in the case that a chairman does not exist, to the management board of the general partner.

(3) The general partner shall regularly report to the supervisory board. In addition, the supervisory board may request the submission of a report if and when there is reasonable cause therefore including where such cause relates to a business event at an affiliated company which has become known to the general partner and which may substantially influence the situation of the Company. Article 11 paragraph (2), sentences 2 and 3 apply mutatis mutandis with the proviso that a report only to the supervisory board can be demanded.

(4) If the Company holds a participation in its general partner, all rights of the Company under and with respect to such participation (e.g. voting rights, information rights etc.) will be exercised by the supervisory board.

(5) The supervisory board shall be entitled, without resolution of the general meeting, to make any amendments to the Articles of Association which concern only the wording.



               Art. 12 Rules of Procedure of the Supervisory Board

The supervisory board shall, within the framework of the mandatory legal provisions and the Articles of Association, establish rules of procedure for itself which shall take into account, in particular, the interests of those supervisory board members who do not speak German.



                Art. 13 Remuneration of Supervisory Board Members

(1) The members of the supervisory board shall be reimbursed for the expenses incurred in the exercise of their office, including any value-added tax.

(2) Each member of the supervisory board shall receive a fixed fee of USD 80,000.00 per annum for each full fiscal year, payable in four equal instalments at the end of each calendar quarter.

     In the event that the general meeting, taking into consideration the annual results, resolves a higher remuneration by a three fourths majority of the votes cast, such higher remuneration shall be payable.

(3) The chairman of the supervisory board shall receive additional remuneration in the amount of USD 80,000.00 and his deputy additional remuneration in the amount of USD 40,000.00.

(4) As a member of a committee, a supervisory board member shall receive, in addition, USD 30,000.00 per year, or as chairman of a committee, USD 50,000.00 per year, payable in each case in four equal installments at the end of each calendar quarter.

(5) If a fiscal year is not a complete calendar year, the remuneration shall be paid on a pro rata temporis basis.

(6) To the extent that a member of the supervisory board is at the same time member of the supervisory board of the General Partner Fresenius Medical Care Management AG and receives remuneration for his services as member of the supervisory board of Fresenius Medical Care Management AG, the remuneration according to Article 13 (2) will be reduced to half of it. The same shall apply in relation to additional remuneration of the Chairman and his deputy according to Article 13 (3) if such person is, at the same time, the chairman or his deputy, respectively, of the supervisory board of Fresenius Medical Care Management AG. If the deputy of the chairman of the supervisory board of the Company is at the same time chairman of the supervisory board of Fresenius Medical Care Management AG he shall not receive additional remuneration according to Article 13 (3) for his services as deputy of the chairman of the Company.

(7) The Company shall pay the remuneration of the supervisory board members subject to statutory deductions.

(8) The Company shall provide the members of the supervisory board with an insurance protection regarding the fulfilment of their duties as such members of the supervisory board which is subject to an appropriate deductible.



C.   General Meeting
--------------------



                     Art. 14 Calling of the General Meeting

(1) The general meeting shall be called, in so far as no shorter period is allowed by law, no later than one month before the day by the end of which the shares must be deposited according to Article 15 with the day of calling and the day of deposit not to be considered for such calculation.

(2) No later than on the last day of the convocation period, also the English short version pursuant to Article 3 paragraph (2) shall be published, if necessary.

(3) The general meeting shall be held at the place where the registered office of the Company is located, or in a German city where a stock exchange is situated or at the place where the registered office of a domestic affiliated company is located.

                    Art. 15 Attendance at the General Meeting

(1) Those shareholders shall be entitled to attend the general meeting who deposit their shares no later than on the fifth day before the general meeting with the Company, or a Notary in the Federal Republic of Germany, or a bank for the central depository of securities (Wertpapiersammelbank) or with any other body designated in the notice of meeting, during the business hours until the end of the general meeting. If the credit institutions are closed on the last day of deposit, the period of deposit shall end on the preceding working day of the credit institutions.

(2) If the shares are deposited with a German Notary or with a bank for the central depository of securities (Wertpapiersammelbank), the certificate to be issued by them shall be submitted to the cash office of the Company no later than on the first working day, except the Saturday, after expiration of the period of deposit.

(3) Shares shall be deemed to have been properly deposited if they are blocked until the end of the general meeting at a credit institution in the name of and with the consent of a depository.

(4) The members of the management board of the general partner and of the supervisory board should personally attend the general meeting. If it is not possible for a member of the supervisory board to attend at the place of the general meeting, in particular, because he is abroad for cause, he may participate in the general meeting by sound and picture transmission.

(5) If a voting right is to be exercised by a proxy, authorization in writing (Textform) shall be sufficient.



                  Art. 16 Date of the Ordinary General Meeting

The general meeting which resolves on the adoption of the annual financial statement and on the discharge of the general partner and the supervisory board and on the disposition of the profits (ordinary general meeting) shall be held within the first eight (8) months of a fiscal year.



             Art. 17 Chairmanship at the General Meeting and Voting

(1) The general meeting shall be chaired by the chairman of the supervisory board or, if he is prevented or at the request of the chairman of the supervisory board, by another supervisory board member to be designated by the chairman of the supervisory board. If and when no such designation has been made and the chairman of the supervisory board is prevented, another member to be designated by the supervisory board shall preside over the general meeting.

(2) The chairman shall chair the meeting and determine the order of items to be dealt with as well as the kind and form of the voting. The chairman is entitled to reasonably limit the speaking time of the shareholders and the time to ask questions from the beginning of the general meeting on, if such limitation is allowed by law.

(3) The majorities of the votes cast and of the capital stock represented for the adoption of the resolution which are required for the resolutions of the general meeting shall be governed by the statutory provisions, unless otherwise provided for in these Articles of Association. In case of a tie, a proposal shall be deemed denied.

(4) Each ordinary share shall grant one (1) vote at the general meeting. The preference shares have no voting rights, unless otherwise required by mandatory legal provisions; otherwise, sentence 1 of this paragraph shall apply mutatis mutandis.

(5) The chairman can decide that the entire general meeting or extracts therefrom be transmitted in sound and/or picture. Such transmission can even be in a form to which the public has unlimited access. The form of the transmission should be made known in the invitation.

(6) To the extent that the resolutions of the general meeting are subject to the consent of the general partner, the general partner shall declare at the general meeting whether consent to the resolutions will be given or will be refused.



IV.  Annual Financial Statement and Disposition of Profits



                   Art. 18 Fiscal Year, Rendering of Accounts

(1)  The fiscal year shall be the calendar year.

(2) Within the first three (3) months of the fiscal year but no later than within the maximum period required by mandatory legal provisions, the general partner shall prepare the annual financial statement and the management report for the preceding fiscal year and submit the same to the supervisory board without delay. The general partner may allocate in the annual financial statement a part of the annual net profit up to the half of the annual net profit to other revenue reserves.

(3) The supervisory board shall commission the audit by the auditors of the financial statements. Before the audit report of the auditors is forwarded to the supervisory board, the general partner shall be given the opportunity to express its opinion.

(4) At the same time as the submission of the annual financial statement and the management report the general partner shall provide the supervisory board with the proposal on the appropriation of the net profits.

(5) The annual financial statement shall be approved by a resolution of the general meeting with the consent of the general partner.

(6) Article 18 paragraphs (2) and (3) shall apply correspondingly to group financial statements and to a report on the economic group position, as far as ss. 170 paragraph 1 sentence 2 German Stock Corporation Act (AktG) is applicable to the Company as Parent Company.



                         Art. 19 Disposition of Profits

(1) The general meeting shall resolve on the disposition of the balance sheet profits subject to the following paragraphs (2) to (4) of this Article.

(2) Out of the annual balance sheet profits, the non-voting bearer preference shares shall receive a dividend which exceeds that for the ordinary shares by an amount of EUR 0.06 per preference share, but at least a dividend in an amount of EUR 0.12 per preference share.

(3) The minimum dividend of EUR 0.12 per preference share shall take precedence over the distribution of a dividend on the ordinary shares.

(4) In the event that the balance sheet profits for one or more fiscal years are insufficient to distribute EUR 0.12 per preference share, the lacking sums shall be paid subsequently without interest out of the balance sheet profits for the following fiscal years, i.e. after distribution of the minimum dividend on the preference shares for these fiscal years and before distribution of a dividend on the ordinary shares. The right to subsequent payment shall be part of the profit share for the fiscal year from the balance sheet profits of which the subsequent payment on the preference shares is made.


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                                                                             140


V.   Miscellaneous

                           Art. 20 Partial Invalidity

Should any of the provisions of these Articles of Association be or become ineffective in whole or in part, or should these Articles of Association have a regulatory gap, the validity of the remaining provisions hereof shall not be affected. The Parties shall replace any such ineffective provision by an adequate provision that, as far as legally possible, comes closest to the intent and purpose of these Articles of Association; The same shall apply in case of a regulatory gap.



                           Art. 21 Formation Expenses

(1) The formation expenses (Notary's fees, court costs, costs of notification) amount up to DM 5,000.00 (in words: five thousand German Marks).

(2) Additionally, the Company has to bear the expenses for the transformation of Fresenius Medical Care AG into Fresenius Medical Care AG & Co. KGaA in an amount up to EUR 7,500,000.00 (in words: seven million five hundred thousand Euro).

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Annex 4: Future Articles of Association of Fresenius Medical Care Management AG
-------

I.   General Terms




Art. 1 Name and Registered Office

(1)  The Company is a stock corporation. The name of the Company is

                      Fresenius Medical Care Management AG

(2)  The registered office of the Company is in Hof an der Saale.



Art. 2 Objects of the Business

(1) The objects of the Company are participation in Fresenius Medical Care AG & Co. KGaA as the general partner and management of Fresenius Medical Care AG & Co. KGaA.

(2)  The objects of Fresenius Medical Care AG & Co. KGaA are:

          a) the development, production and distribution of as well as the trading in health care products, systems and procedures, including dialysis;

          b) the projecting, planning, establishment, acquisition and operation of health care businesses, including, dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;

          c) the development, production and distribution of other pharmaceutical products and the provision of services in this field;

          d) the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation;

          e) the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

(3) The Company shall be entitled to enter into any and all business transactions and take any and all measures which seem to be necessary or useful to achieve the objects of the Company.



Art. 3 Notifications

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                                                                             142


All notifications of the Company shall be made in the electronic Federal Gazette (Elektronischer Bundesanzeiger).



II.  Capital and Shares



Art. 4 Capital

The capital of the Company amounts to EUR 1,500,000.00 (in words: one million five hundred thousand Euro) and is divided into 1,500,000 (in words: one million five hundred thousand) no par value registered shares.


Art. 5 Shares

(1) The Company shall be entitled to issue share certificates made out in the name of the shareholder each evidencing a plurality of shares (collective share certificates). There is no claim of the shareholders to share certificates with respect to their participation.

(2) The form of the share certificates and of the dividend coupons and renewal coupons shall be determined by the management board with the consent of the supervisory board.



III. Constitution of the Company


     A.   Management Board
     ---------------------


Art. 6 Composition

(1) The management board shall consist of at least two (2) persons. The supervisory board may provide for a greater number. The supervisory board may also appoint deputy management board members.

(2) The resolutions of the management board shall be adopted by a simple majority of the votes unless otherwise required by law. If a chairman of the management board has been appointed, he shall have the casting vote in case of a tie.

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Art. 7 Representation of the Company

(1) The Company shall be represented by two (2) members of the management board or by one (1) member of the management board jointly with a holder of a general power of attorney (Prokurist). The general power of attorney (Prokura) is to be granted only as joint power of attorney subject to the restrictions referred to in Article 7 paragraph (3) below.

(2) The supervisory board may grant the right of individual representation to individual or several management board members and revoke such right at any time. The supervisory board may appoint a chairman of the management board.

(3) The express prior consent of the supervisory board shall be required for the following management measures of the Company in its position as general partner of Fresenius Medical Care AG & Co KGaA:

          a) acquisition, alienation or encumbrance of real estate and equivalent rights if and to the extent that, in the individual case, an amount of EUR 5,000,000 or, in case of encumbrance, the security for the allowed credit line is exceeded;

          b) acquisition, establishment, alienation of or charges on shareholdings in other enterprises if and to the extent that an amount of EUR 5,000,000 is exceeded in the individual case;

          c) starting of new, and the discontinuance of existing, lines of business or establishments;

          d) conclusion of any legal transaction with or toward another undertaking holding the majority of the shares in the Company within the meaning of Section 16 German Stock Corporation Act (AktG) or with or toward an enterprise affiliated with such undertaking within the meaning of Section 15 German Stock Corporation Act (AktG), if and when such legal transaction is beyond the ordinary course of business or the amount involved in such legal transaction exceeds EUR 3,000,000;

          e) consenting to the performance of any of the above legal acts by an affiliated company;

          f) conclusion, modification or termination of contracts between business enterprises within the meaning of Sections 291 et seq. German Stock Corporation Act (AktG).

(4) Notwithstanding the overall responsibility of the management board, the supervisory board may, in particular in rules of procedure for the management board, assign the management board duties to the individual management board members and, within the framework of the mandatory legal provisions and the Articles of Association,

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     determine the relations of the management board members among each other and with the Company and, in extension of Article 7 paragraph (3) above, define the acts for which the management board shall require the express prior consent of the supervisory board. The supervisory board may give consents pursuant to Article 7 paragraph (3) above also generally, with or without time limit and also to individual members of the management board, in particular, the chairman of the management board. The supervisory board may, at any time, extend, restrict or revoke the rules of procedure for the management board.


     B.   Supervisory Board
     ----------------------



Art. 8 Election and Term of Office of the Supervisory Board

(1)  The supervisory board consists of six (6) members.

     All six (6) members shall be elected by the General Meeting according to the provisions of the German Stock Corporation Act (AktG).

(2) Unless expressly otherwise resolved by the General Meeting, the supervisory board members shall be appointed to hold office until the end of the ordinary General Meeting which resolves on the exoneration for the fourth business year after commencement of the term of office. The year in which the term of office commences shall not be considered for this calculation. Re-election of supervisory board members shall be permissible.

(3) If a member elected by the General Meeting withdraws from the supervisory board before expiration of his term of office, a new member is to be elected in the next General Meeting to replace the withdrawing member. The newly elected member shall hold office for the remaining term of office of the withdrawing member.

(4) The General Meeting may, for the supervisory board members to be elected by it, appoint substitute members who will become members of the supervisory board on the basis of a specific order to be determined upon election if and when supervisory board members withdraw before expiration of their term of office. Their position as substitute members shall revive if and when the General Meeting elects a new member instead of the withdrawing supervisory board member replaced by such substitute member. The term of office of the substitute member shall end upon completion of the General Meeting in which an election according to Article 8 paragraph (3) is made.

(5) Each member of the supervisory board may resign from office by giving one month's written notice even without good cause.

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Art. 9 Constitution of the Supervisory Board

(1) Following the General Meeting in which the supervisory board has been newly elected, the supervisory board shall hold a meeting without special notice of meeting and, where necessary, shall elect in such meeting from among its members a chairman and a deputy chairman for the whole term of office of the elected persons as supervisory board members.

(2) If the chairman or his deputy resigns his office before expiration of his term of office, the supervisory board shall immediately hold a new election to replace the resigning chairman/deputy.



Art. 10 Meetings and Resolutions of the Supervisory Board

(1) The meetings of the supervisory board shall be called by the chairman by notice subject to a notice period of fourteen (14) days. The meetings may be called in writing, by fax or by other electronic means of communication. The invitation must state the agenda of the meeting. Notwithstanding sentence 2, in urgent cases, this period may be shortened and the meeting may be called by telegram, telex or telephone.

(2) The meetings of the supervisory board shall in the regular case be by personal attendance. It is, however, admissible that meetings of the supervisory board be held by way of a video conference or that individual supervisory board members participate by way of video link, provided that in these cases the passing of resolutions also takes place by the way of a video conference or video link. Outside of meetings, resolutions in writing, telegraph, telex, fax, telephone or electronic communication (e-mail etc.) are admissible, if this is ordered by the chairman of the supervisory board, or in the event of his being unable to act, by his deputy.

(3) The supervisory board shall constitute a quorum if half the members making up the entire board take part in the adoption of the resolution.

(4) If members of the supervisory board are prevented from attending the meeting, they may have another member of the supervisory board submit their written votes. Such delivery of the written vote shall be deemed to be participation in the adoption of the resolution.

(5) Resolutions of the supervisory board shall require the majority of the votes cast unless otherwise provided by law or the Articles of Association. In case of a tie, a new vote shall be taken on the same issue at the request of the chairman of the supervisory board or of another member of the supervisory board. In the event

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     that such new vote leads again to a tie, the chairman of the supervisory board shall have two (2) votes (to the legally permissible extent, this shall apply also to committees of the supervisory board of which he is a member). Article 10 paragraph (4) shall be applicable to the casting of the second vote. The deputy of the chairman of the supervisory board shall not be entitled to such second vote.

(6) Minutes of the meetings of the supervisory board shall be prepared in the English language. The minutes shall be signed by the chairman of the meeting. Any minutes to be prepared outside of the meeting by personal attendance (Prasenzsitzung), as outlined in Article 10 paragraph (2) with respect to resolutions shall be signed by the chairman of the supervisory board. On demand of a member of the supervisory board a German translation of the minutes shall be prepared.



Art. 11 Rights and Duties of the Supervisory Board

(1) The supervisory board shall have the rights and duties defined by mandatory legal provisions and these Articles of Association.

(2) The supervisory board shall, at any time, have the right to supervise the entire management of the management board and to inspect and audit all books and records, including the minutes of the meetings of the management board, as well as the assets of the Company. This right to inspect and audit can also be claimed by any individual supervisory board member. The supervisory board member must direct his request to the chairman of the supervisory board who shall pass the request on to the management board or, if a chairman of the management board has been appointed (Article 7 paragraph (2) sentence 2), to such chairman.

(3) The management board shall regularly report to the supervisory board. In addition, the supervisory board may request the submission of a report if and when there is reasonable cause therefor including where such cause relates to a business event at an affiliated company which has become known to the management board and which may substantially influence the situation of the Company. Article 11 paragraph (2), sentences 2 and 3 apply mutatis mutandis with the proviso that the report only to the supervisory board can be demanded.


(4) The supervisory board shall issue rules of procedure for the management board in accordance with Article 7 paragraph (4).

(5) The supervisory board shall be entitled, without resolution of the General Meeting, to make any amendments to the Articles of Association which concern only the wording.

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                                                                             147


Art. 12 Rules of Procedure of the Supervisory Board

The supervisory board shall, within the framework of the mandatory legal provisions and the Articles of Association, establish rules of procedure for itself which shall take into account, in particular, the interests of those supervisory board members who do not speak German.



Art. 13 Remuneration of Supervisory Board Members

     (1) The members of the supervisory board shall be reimbursed for the expenses incurred in the exercise of their office, including any value-added tax.

     (2) Each member of the Supervisory Board shall receive a fixed fee of USD 80,000.00 per annum for each full fiscal year, payable in four equal instalments at the end of each calendar quarter.

     In the event that the General Meeting, taking into consideration the annual results, resolves a higher remuneration by a three fourths majority of the votes cast, such higher remuneration shall be payable.

     (3) The chairman of the supervisory board shall receive an additional remuneration in the amount of USD 80,000.00 and his deputy an additional remuneration in the amount of USD 40,000.00.

     (4) If a fiscal year is no complete calendar year, the remuneration shall be paid on a pro rata temporis basis.

     (5) To the extent that a member of the supervisory board is at the same time member of the supervisory board of Fresenius Medical Care AG & Co. KGaA and receives remuneration for his services as member of the supervisory board of Fresenius Medical Care AG & Co. KGaA, the remuneration according to Article 13 (2) will be reduced to half of it. The same shall apply in relation to additional remuneration of the Chairman and his deputy according to Article 13 (3) if such person is, at the same time, the chairman or his deputy, respectively, of the supervisory board of Fresenius Medical Care AG & Co. KGaA. If the deputy of the chairman of the supervisory board of the Company is at the same time chairman of the supervisory board of Fresenius Medical Care AG & Co. KGaA he shall not receive additional remuneration according to Article 13 (3) for his services as deputy of the chairman of the Company.

     (6) The Company shall pay the remuneration of the supervisory board members subject to statutory deductions.

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     (7) The Company shall provide the members of the supervisory board with an insurance protection regarding the fulfilment of their duties as such members of the supervisory board which is subject to an appropriate deductible.


     C.   General Meeting
     --------------------


Art. 14 Calling of the General Meeting

     (1) The General Meeting shall be held at the place where the registered office of the Company is located or in a city in Germany which has more than 50,000 inhabitants.

     (2) In addition to the management board and the other persons correspondingly authorized by operation of law, the chairman of the supervisory board may also call the General Meeting.

     (3) The General Meeting shall be called in the electronic Federal Gazette (Elektronischer Bundesanzeiger). If all shareholders are known to the Company, then the General Meeting may also be called by way of a registered letter to the shareholders; the date on which the letter is mailed shall be deemed the date of notification.

     (4) The General Meeting shall be called, in so far as no shorter period is allowed by law, no later than one month before the day of the General Meeting, with the day of notification and the day of the General Meeting not to be considered for such calculation.

     (5) The General Meeting may adopt resolutions without complying with the provisions in Sections 121-128, German Stock Corporation Act (AktG), provided that all shareholders are present or represented and no shareholder objects to the adoption of the resolution.



Art. 15 Date of the Ordinary General Meeting

     The General Meeting which accepts the adopted annual financial statement or, as the case may be, resolves on the adoption of the annual financial statement and on the discharge of the management board and the supervisory board and on the disposition of the profits (ordinary General Meeting) shall be held within the first eight (8) months of a fiscal year.

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Art. 16 Chairmanship at the General Meeting and Voting

     (1) The General Meeting shall be chaired by the chairman of the supervisory board or, if he is prevented or at the request of the chairman of the supervisory board, by another supervisory board member to be designated by the chairman of the supervisory board. If and when no such designation has been made and the chairman of the supervisory board is prevented, another member to be designated by the supervisory board shall preside over the General Meeting.

     (2) The chairman shall chair the meeting and determine the order of items to be dealt with as well as the kind and form of the voting.

     (3) The majorities of the votes cast and of the capital stock represented for the adoption of the resolution which are required for the resolutions of the General Meeting shall be governed by the statutory provisions. In case of a tie, a proposal shall be deemed denied.

     (4) Each share shall grant one (1) vote in the General Meeting.

     (5) If a voting right is to be exercised by a proxy, authorization in writing (Textform) shall be sufficient.



     IV.  Miscellaneous



Art. 17 Fiscal Year, Rendering of Accounts

     (1) The fiscal year shall be the calendar year.

     (2) Within the first three (3) months of the fiscal year but no later than within the maximum period required by mandatory legal provisions, the general partner shall prepare the annual financial statement and the management report for the preceding fiscal year and submit the same to the supervisory board without delay.

     (3) At the same time, the management board shall submit to the supervisory board the proposal which it intends to make to the General Meeting in respect of the disposition of profits.

     (4) Article 17 paragraph (2) shall apply correspondingly to group financial statements and to report on the economic group position, as far as ss. 170 paragraph 1 sentence 2 German Stock Corporation Act (AktG) is applicable to the Company as Parent Company.

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                                                                             150


Art. 18 Formation Expenses

The formation expenses (Notary's fees, court costs, costs of notification) shall be borne up to EUR 5,000.00 (in words: five thousand Euro) by the Company.

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Annex 5: Declaration of Compliance of Fresenius Medical Care AG
-------

           Declaration by the Executive Board and Supervisory Board of
                            Fresenius Medical Care AG
                     on the German Corporate Governance Code
     as amended on May 21, 2003 and in accordance with Art. 161 German Stock
                             Corporation Act (AktG)

s.s. 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the "German Corporate Governance Code Government Commission", published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met or, if not, which recommendations have not been or are not being applied. This declaration must be made available to shareholders at all times.

The German Corporate Governance Code presents essential statutory regulations for the management and supervision (governance) of German listed companies and contains legal requirements that describe the applicable German Law as well as recommendations and suggestions from the commission. Only the legal requirements are binding for German companies. Concerning the recommendations the German Stock Corporation Act, section 161, determined that listed companies have to state on an annual basis publicly to which extend they have implemented the recommendations of the German Corporate Governance Code. From the suggestions mentioned companies can deviate without making any public statements (see German Corporate Governance Code --> www.corporate-governance-code.de ).

Fresenius Medical Care AG complies with the recommendations of the German Corporate Governance Code as amended on May 21, 2003 with the following exceptions:


Codex clause 4.2.4

"Individual compensation"

The German Corporate Governance Codex determines that for each member of the Managing Board the compensation has to be disclosed individually. From our point of view this will limit the possibility for the company to structure the compensation of the management board members differentiated by individual performance and entrepreneurial responsibility.


Codex clause 5.1.2 and 5.4.1

"Age limit Executive and Supervisory Board"

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                                                                             152


Based on the German Corporate Governance Code the Supervisory Board has to introduce an age limit for the members of the Management Board. For now, we will abstain from introducing an age limit for the members of the Management Board since that will limit the Supervisory Board in general selecting suitable management board members. We further abstain from introducing such an age limit for the Supervisory Board as we consider the Supervisory Board as an institution that inherits knowledge, abilities and expertise that are decisive for the Company.


Codex clause 5.4.5

"Compensation Supervisory Board"

Based on the German Corporate Governance Code Members of the Supervisory Board shall receive fixed as well as performance-related compensation. Performance-related compensation should also contain components based on the long-term performance of the company. Fresenius Medical Care AG does not pay any performance-related compensation to the members of the Supervisory Board in addition to the annual fixed compensation. For now, we do not intend to deviate from this compensation procedure as a performance-related compensation linked to the long term performance of the company is not common in our worldwide competitive environment.


Bad Homburg, December 2004


Supervisory and Management Board

Fresenius Medical Care AG